MEMORANDUM

TO:	Sonny Oh, Esq. Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Assistant Vice President, Insurance Legal & Product Development
DATE:	March 5, 2024
SUBJECT:	Response to Comments for Initial Registration Statements filed on Form S-1 for File No. 333-268464 (Jackson Market Link Pro II); File No. 333-268466 (Jackson Market Link Pro Advisory II)

This memorandum is in response to the comments you provided via telephone on February 14, 2024 for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

Unless indicated otherwise below, the following comments and responses apply to all registration statements referenced above. Marked, excerpted pages of each prospectus, revised to reflect the changes discussed below, are filed herewith. Courtesy copies of both clean and marked copies of the prospectuses for each product will also be provided via electronic mail. Page references in the responses below are to the prospectus page number of the marked courtesy copy of the Jackson Market Link Pro II prospectus, unless indicated otherwise. Corresponding changes will be made to the Jackson Market Link Pro Advisory II prospectus as applicable. Additional pre-effective amendments to the registration statements will subsequently be filed in response to these comments.

    Cover Page

1.Please add the following disclosure: The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as required minimum distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to [ ]% of your investment. Withdrawals could also result in significant reductions to your contract value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional.

Response: We have made this revision.

2.Please prominently disclose that the company could limit positive index gain and the maximum potential loss as a percentage that an investor could experience from negative index performance.

a.With respect to maximum potential loss: language could be similar to saying the contract currently offers options that offer buffers of -10 to -20 so loses could be up to 80-90% due to poor index performance.

Response: We have made this revision.

b.Please add that index options and downside options could change in the future. State that buffers will always be at least -5%.

Response: We have made this revision.

Summary (pp. 1-6)

3.Throughout this section and the prospectus, the disclosures reference both Protection Option and Protection Options. Please be consistent, check the tense used, and consider whether simply using "Buffer” or “Buffer Protection Option” would be clearer since the Buffer is the only Protection Option offered on the contract.

Response: We have made this revision.

4.When referencing guaranteed minimum Index Adjustment Factors, please make it clear early on and consistently that the client receives the greater of prorated or guaranteed minimums. Consider consistently referring to prorated Index Adjustment Factors as non-guaranteed prorated Index Adjustment Factors.

Response: We have made this revision.

5.In the subsection titled "Crediting Methods", consider dropping the parenthesis around Index Participation Rate (“Cap Rate with an IPR and the Performance Trigger…”).

Response: We have made this revision.

6.If there is a minimum cap rate, please include in the summary.

Response: We have made this revision.

7.Please move disclosures regarding IPR not being a stand-alone method and include as the last bullet point of cap crediting method disclosures in the summary.

Response: We have made this revision.

8.In the subsection titled “Protection Options”, please revise consistently with your response to comment 3.

Response: We have made this revision.

9.In the subsection titled “Interim Value Adjustment:

a.In the first sentence of the second paragraph, please review the description of prorated and guaranteed minimum Index Adjustment Factors and consider revising to use “either/or” rather than “and”.

Response: We have made this revision.

b.In the third paragraph, please note that the Staff prefers this usage of "(non-guaranteed) prorated" in the discussion of the prorated and guaranteed minimum Index Adjustment Factors. Consider revising this disclosure to a single sentence to simplify. For example, "When calculating your Interim Value, we will apply the greater of the (non-guaranteed) prorated Index Adjustment Factors or the guaranteed minimum Index Adjustment Factors”.

Response: We have made this revision.

10.The following comments address the “Contract Overview” table in the Summary section of the prospectus:

a.In the row titled "Intra-Term Performance Lock", consider simplifying by revising the first sentence to specify the Cap Index Account Option and deleting the final sentence before the cross-reference.

Response: We have made this revision.

b.In the row titled “Access to your Money”, you refer to the Free Withdrawal amount in the last sentence. Please consider defining “Free Withdrawal”.

Response: We have made this revision.

c.In the row titled “Income Options”, please review the third sentence of the first paragraph to see if this sentence should be deleted.

Response: We have made this revision.

Risk Factors (pp. 10-13)

11.In the subsection titled “Reallocations”, please relocate the second to last sentence to avoid locating it between two cross references.

Response: We have made this revision.

12.In the subsection titled “Buffers”, please revise the second sentence to “[w]hen you select the buffer” rather than when you "elect" since the Buffer is the only Protection Option available.

Response: We have made this revision.

Glossary (pp. 7-9)

13.In the definition for “Index Adjustment Factors”, please consider mentioning the application of non-guaranteed prorated or guaranteed minimum Index Adjustment Factors. If the Glossary definitions are ultimately kept at a high level with more detailed disclosure elsewhere in the prospectus, consider adding a sentence that simply notes that Index Adjustment Factors apply at the end of the Term, and prior to the end of the Term you will apply the greater of prorated or guaranteed minimum Index Adjustment Factors.

Response: We have revised the Glossary definitions to be more high level, including detailed information in the body of the prospectus. In connection with these revisions, we have removed similar disclosure from the Index Adjustment definition, and opted not to incorporate this suggested revision to the Index Adjustment Factors definition.

14.For the term “Protection Option”, please consider removing definition/defined term.

Response: We have retained this definition, with revisions. This terminology is used throughout all of our RILA product prospectuses and marketing collateral to help investors better understand the mechanics of the products. We prefer to retain the consistency and preserve the ability to easily add new Protection Options in the future.

Annuity Contract (pp. 14-15)

15.In the subsection titled “Ownership Changes”, please make sure to include the contact information for the Customer Care Center.

Response: We have made this revision.

Contract Options (pp. 16-20)

16.In the subsection titled “Index Adjustment”, please revise the second sentence of the first paragraph to read "This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen."

Response: We have made this revision.

17.The following comments address the subsection titled “Interim Value”:

a.Please revise consistently with your response to comments 9a and 9b with regard to the language used to describe the (non-guaranteed) prorated and guaranteed minimum Index Adjustment Factors.

Response: We have made this revision.

b.Supplementally, please explain the basis for the formula for guaranteed minimums.

Response: The purpose of the guaranteed minimums is to increase the interim value in scenarios where the prorated index adjustment factors result in interim values that are materially lower than the value of a hypothetical portfolio of derivatives that replicate the term length crediting method. Analysis has indicated that the largest differences occur early in the Index Account Option Term and decrease over time, and the convergence happens at different points for different Index Account Option Term Lengths. These considerations informed the derivation of the formula.

c.Please explain in an example that the guaranteed minimum formula doesn’t change if your term is longer than a year.

Response: We have made this revision.

d.Please consider providing a break-even point where the prorated value would be higher than the guaranteed minimum value.

Response: We have made this revision.

e.In the cross-reference to Appendix A after the Index Adjustment Factor Proration Example utilizing Guaranteed Minimums, please confirm the cross-reference in the third bullet to Examples 1-4.

Response: We have confirmed the accuracy of the cross-reference.

Additional Information About the Index Account Options (pp. 20-25)

18.In the third paragraph of the subsection titled “Protection Option”, please note the staff's preference to the description in the second sentence of the interplay between prorated and guaranteed minimum Index Adjustment Factors. Consider using this phrasing throughout the prospectus.

Response: We have made revisions to disclosures throughout the prospectus describing the interplay between prorated and guaranteed minimum Index Adjustment Factors.

19.In the subsection titled “Cap with Buffer”, please revise any language identifying "if the market is flat" to "if the market is zero" consistent with the Performance Trigger with Buffer example.

Response: We have ensured that any reference to market performance in the Crediting Methods examples which includes reference to a flat market has been so revised. The Cap crediting method only includes reference to a positive market return, so no revisions were made to the identified subsection.

Transfers and Reallocations (pp. 25-28)

20.In the third paragraph of the subsection titled “Transfer Requests”, please explain the meaning of the last sentence. Clarify if the term ‘transfers’ in this sentence means mid-term transfers or contract anniversary transfers or if it refers to both.

Response: This language relates to a New York requirement that if all Index Account Options were closed, that we permit transfers or withdrawals without the application of any otherwise applicable withdrawal charges. As the staff has required us to affirm this scenario would never occur because we will always make more than one Index Account Option available, we have deleted this disclosure.

21.In the last sentence of the fifth paragraph in the subsection titled “Intra-Term Performance Lock”, please revise to "Jackson of NY Customer Care Center" for consistency.

Response: We have made this revision.

Withdrawal Charge (pp. 29-31)

22.Please ensure there are no references to an income date within one year of the issue date.

Response: We have made this revision.

23.In the second paragraph of the subsection titled “Waiver of Withdrawal Charge”, please revise to remove plural references to waivers since there is only one type of waiver.

Response: We have made this revision.

Income Payments

24.In the sixth paragraph, please consider offering clarification between Withdrawal Value and Contract Value here rather than solely relying upon the definitions in the Glossary.

Response: We have made this revision.

Death Benefit (pp. 33-35)

25.In the second to last paragraph before the subsection titled "Payout Options", the last sentence notes that interest will be paid on death benefits “as required by law”. Please explain what the interest rate is under New York law, or supplementally explain why this reference is left as is.

Response: Under New York law, there are two different statutes dictating the payment of interest on death benefit claims, depending upon whether the funds are being withdrawn from the Fixed Account or Index Account Options. These statutes are complex and involve timing, calculation, and procedural elements which would not serve to aid in investor understanding. The disclosure has been left as is to indicate simply that the Company will comply with all laws dictating the payment of interest on death benefits. No revision has been made in response to this comment.

26.In the first paragraph of the subsection titled “Spousal Continuation Option”, please consider deleting the second to last sentence since this product is only offered in New York.

Response: We have made this revision.

Jackson of NY Taxation (pp. 38-39)

27.Please confirm the premium tax information included in the first paragraph, which references a range for premium taxes. Is this range accurate or is there a set premium tax percentage for New York?

Response: We have confirmed the accuracy of the premium tax range referenced in this comment.

Appendix A: Calculation Examples (pp. A-1 - A-27)

28.In the fifth bullet of Example 1, please be consistent if rounding decimals. Here, using 5.26% in the formula listed would not result in a value of $150,260.27. Please review this rounding practice throughout the Appendix and revise accordingly.

Response: Respectfully, we were utilizing a consistent approach to the rounding of decimal places on displayed values expressed as dollar amounts and values expressed as percentages, while using un-rounded values in the calculations for a more precise answer. In the instance referenced in the comment, the 5.26% is rounded, but the ultimate value of $150,260.27 is the result of using full, un-rounded values. Revising the Example to remove rounding, the percentage we will need to use will be 5.26027%, which we believe to be unhelpful to the average investor. Nevertheless, we have made revisions in response to this comment to remove the conflict between the rounded and un-rounded values.

29.In the Tabular Representation of Example 3:

a.In the first column of the Index Adjustment row, please confirm whether the 3.95% shown is accurate or whether it should be zero (representing zero days elapsed in crediting term).

Response: We have revised accordingly.

b.In the first column of the Pre-Withdrawal Interim Value and Total Withdrawal Value rows, should these values be $100,000?

Response: We have revised accordingly.

30.In the Tabular Representation of Example 4:

a.In the second column of the Year to Date Index Change row, should this read 1.00% instead of 10.00%?

Response: We have made this revision.

b.Please review prior comments provided on Example 3 and ensure they are addressed here as well.

Response: We have made these revisions.

31.In the Index Adjustment row of the Tabular Representation of Example 6, please consider adding a footnote to explain narratively that the Index Participation Rate is what bumps the value up to 5.5% despite the Index performance.

Response: We have made this revision.

32.In the sixth bullet of Example 8, where you include the following parenthetical: "8%, which is the greater of your prorated Cap Rate of 8% or your guaranteed minimum Cap Rate of 7.89%)", instead of jumping straight to 8%, please use the actual calculation as you do in the prior examples.

Response: We have made this revision.

Part II

33.Please confirm that all exhibits are hyperlinked.

Response: The prospectus submitted via EDGAR will be hyperlinked, as required.

Jackson Market Link Pro Advisory II – Advisory-Specific Comments

Cover Page

34.In response to comment 1, please include advisory fees.

Response: We have made this revision.

35.Within the fourth paragraph, please consider adding a cross-reference to the administrative rules. Please also make it clear that the interim value adjustment applies to advisory fees.

Response: We have made this revision. Please note that we already clearly identify in this paragraph that advisory fees are subject to Interim Value adjustments.

Summary (pp. 1-8)

36.Please ensure that hyperlinks to the rates are active at launch.

Response: All rate webpages will be live at the time of launch.

37.At the end of the first paragraph in the subsection titled “Interim Value Adjustments”, please make sure this reference to death benefit payments is used in the commission-based product prospectus.

Response: We have made this revision.

38.In the third sentence of the fourth paragraph in the subsection titled “Intra-Term Performance Lock”, please consider whether this needs to be revised to "Withdrawals taken from your Index Account Options may be subject to and Interim Value adjustment."

Response: We have made this revision.

Risk Factors (pp. 9-13)

39.The following comments address the subsection titled “Effects of Withdrawals, Annuitization, or Death”:
a.Please add a cross-reference to the advisory fee administrative rules.

Response: We have made this revision.

b.Please either delete the second sentence or revise it to read “Such Interim Value adjustments could be significant.”.

Response: We have made this revision.

c.Please include the last sentence of the first paragraph in the Summary section of the prospectus.

Response: We have made this revision.

40.In the subsection titled “Deduction of Advisory Fees from Contract Value”, please consider mentioning the private letter ruling here, and providing a cross-reference to Constructive Withdrawals disclosures in the Taxes section of the prospectus for more information.

Response: We have made this revision.

Transfers & Reallocations (pp. 25-28)

41.In the third paragraph of the subsection titled “Transfer Requests”, please remove reference to withdrawal charges.

Response: We have made this revision.

Access To Your Money (pp. 28-30)

42.In the eight paragraph, which begins “When you have an investment advisor who…”, please bold the last sentence.

Response: We have made this revision.

43.The following comments address the ninth paragraph, which begins “Under certain circumstances…”:

a.Please clarify when deductions will take place. See comment 62b from 12-23-23 comment response.

Response: Respectfully, this information can be found in the next paragraph, titled "Our Administrative Rules" where we lay out the details of how and when these withdrawals will be managed.

b.Please move reference to Private Letter Ruling into “Risk Factors” section and delete from this section.

Response: We have made this revision.

c.In the last sentence (referencing comment 62c from 12-23-23 comment response), please clarify this disclosure to show the impact on the death benefit and that it also impacts contract value like any other withdrawal prior to the end of the term.

Response: Respectfully, immediately before this last sentence, there is lengthy disclosure explicitly identifying that deductions to pay advisory fees will always reduce Contract Value and the basic death benefit and are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawals requirements.

Tax (pp. 34-38)

44.In the fifth bullet of the subsection titled “Constructive Withdrawals – Investment Advisor Fees”, please revise the reference to “cash value” to “withdrawal value”.

Response: We have made this revision.

Appendix A (pp. A-1 - A-27)

45. The following comments address Example 11:

a.In the first bullet after the table, please revise to begin “Assume you are under the age of 81 and have an Initial Premium of $100K…”

Response: We have made this revision.

b.Please explain what “Maximum Annual Advisory Fee Withdrawal Percentage” refers to.

Response: This was an inadvertent reference to a different product endorsement's defined term. We have made revisions to remove references to the defined terms and reworked the example consistent with the 1.50% cap on annual advisory fee withdrawals under the terms of our PLR.

c.Beginning in the second bullet after the table, if using rounded values, please ensure consistency in this rounding throughout the example.

Response: We have made this revision.

d.In the fourth to last bullet in the Example, please include disclosure earlier in the prospectus, where you discuss the maximum advisory fee withdrawal percentage, to explain the impact to the investor if their arrangement exceeds 1.50% and the less favorable tax treatment due to it being taken as a partial withdrawal.

Response: We have made this revision.

Appendix B (pp. B-1 - B-2)

45.In the second paragraph, please review and revise the last two sentences as they appear to be incomplete.

Response: We have made this revision.

Please contact me at (517) 331-4262 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. JACKSON MARKET LINK PRO® II SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY Issued by Jackson National Life Insurance Company of New York® The date of this prospectus is __________, 2024. This prospectus contains information about the Contract and Jackson National Life Insurance Company of New York (“Jackson of NY®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements. Jackson of NY's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs. Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference. This prospectus describes the Indexes, Terms, Crediting Methods, and Protection Options that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Options. The Jackson Market Link Pro II Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson of NY. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 98% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the Contract Value element of the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. Crediting Methods such as the Cap and Performance Trigger could limit positive Index gain. The Contract currently offers a 10% and 20% Buffer Protection Option, which could expose you to 80-90% loss due to poor Index performance. Crediting Method and Protection Option rates could change in the future. The Buffer Protection Option will always be at least 5%. Jackson of NY is located at 2900 Westchester Avenue, Purchase, New York, 10577. The telephone number is 1-800-599-5651. Jackson of NY is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. You can contact our Jackson of NY Customer Care Center at P.O. Box 24068, Lansing Michigan 48909-4068; 1-800-599-5651; www.jackson.com. An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Risk Factors” beginning on page 10 for more information.

SUMMARY Jackson Market Link Pro II is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term"). If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: Cap or Performance Trigger. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to a Buffer Protection Option. The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. There is also a one-year Fixed Account available for election. At the end of an Index Account Option Term, we will credit an Index Adjustment (which may be positive, negative, or equal to zero) based on the Index Return, Crediting Method, and Protection Option of the Index Account Option selected. Prior to the end of an Index Account Option Term, the Index Account Option Value is equal to the Interim Value, which is the greater of the Index Account Option Value at the beginning of the term adjusted for any withdrawals plus the Index Adjustment subject to the greater of any (non-guaranteed) prorated (or guaranteed minimum) Index Adjustment Factors, or zero. Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. Please refer to the section titled “Indexes” for a description of each of the Indexes offered on this Contract. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the MSCI KLD 400 Social Index. Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return at the end of the Index Account Option Term. The Crediting Methods currently offered on the Contract are the Cap, subject to a stated Cap Rate (and an Index Participation Rate,) and the Performance Trigger, subject to a stated Performance Trigger Rate. Current Cap Rates, Index Participation Rates, (applicable only with the Cap Crediting Method), and Performance Trigger Rates are provided at the time of application, and to existing owners and financial professionals at any time, upon request. Crediting Methods must be elected before the start of the Term and will apply for the duration of the Term. • Cap • This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Index Participation Rate, subject to a stated Cap Rate. • The Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. • The Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment. • An Index Participation Rate or a Cap Rate are not a guarantee of any positive return. • In no event will a Cap Rate be lower than 24% for a 6-year Index Account Option Term, 12% for a 3-year Index Account Option Term, or 4% for a 1-year Index Account Option Term. • The Index Participation Rate is not available as a stand-alone Crediting Method. • Performance Trigger ◦ This Crediting Method provides a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is zero or positive. ◦ The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is zero or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. ◦ A Performance Trigger Rate is not a guarantee of any positive return. 1

~~The Index Participation Rate is not available as a stand-alone Crediting Method.~~

Protection Options: a Protection Options provides a level of downside protection if the Index Return is negative. We currently offer a Buffer Protection Option. Current Buffer rates are provided at the time of application.

- A **Buffer** protects from loss up to a specific amount (typically 10% or 20%). You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 10% or more than 30%.

Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose.

As of the date of this prospectus, you may currently select the following combinations of Crediting Methods, Protection Options, and Index Account Option Terms with any of the available Indexes:

Crediting Methods	Protection Options*	Term Length		
	Buffer	1-Year	3-Year	6-Year
Cap	10%, 20%	✓	✓	✓
Performance Trigger	10%	✓	N/A	N/A

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson of NY Customer Care Center for current rate availability.

The available Crediting Method and Protection Option rates are the new business and renewal rates effective as of the first day of an Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 25. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.

It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page 21. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Option levelss, and Index Account Option Terms we currently offer may not be available through every selling broker-dealer.

Fixed Account: You also have the option to invest all or a portion of your Contract Value into a **Fixed Account**. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited

2

interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate. There is also a Short Duration Fixed Account Option, which is only available in connection with Intra-Term Performance Locks and spousal continuation, and may not be independently elected. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. See “Intra-Term Performance Lock” below in this Summary for information on how the Short Duration Fixed Account Option is used for Intra-Term Performance Lock transfers. In comparison to the one-year Fixed Account Option, the Short Duration Fixed Account Option has lower interest crediting rates, and cannot be independently elected absent an Intra-Term Performance Lock or spousal continuation. Interim Value Adjustment: Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term by measuring the change in your Index Return from the beginning of the Index Account Option Term to the date of the withdrawal (withdrawals in this context include partial or total withdrawals from the Contract, automatic withdrawals, free looks, required minimum distributions ("RMD"), income payments, and the Contract Value element of death benefit payments). Please note that any withdrawal taken in the first six years after issue may also be assessed a Withdrawal Charge in addition to the Interim Value adjustment. In calculating the Interim Value adjustment, we use the greater of applicable (non-guaranteed) prorated and guaranteed minimum Index Adjustment Factors, which in some instances may serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit when compared to the Index Adjustment you would have received if you had waited until the end of your Index Account Option Term to take your withdrawal. This is because the (non-guaranteed) prorated Index Adjustment Factors are prorated by the time elapsed during the Index Account Option Term. In other words, the values are determined by multiplying the Index Adjustment Factor by the number of days elapsed so far during the Index Account Option Term and then dividing by the total number of days in the Index Account Option Term. Likewise, guaranteed minimum Index Adjustment Factors are lower than the Index Adjustment Factors that would be used to calculate your Index Adjustment at the end of the Index Account Option Term. When calculating your Interim Value, we will applycompare the greater of the applicable (non-guaranteed) prorated Index Adjustment Factors orto the guaranteed minimum Index Adjustment Factors. If the guaranteed minimum Index Adjustment Factor is greater than the prorated Index Adjustment Factor determined based on time elapsed during the Index Account Option Term, then we will use the higher guaranteed minimum Index Adjustment Factor to calculate your Interim Value. This means, if the guaranteed minimum Index Adjustment Factors result in a higher Interim Value, we will apply the higher Interim Value. For an example illustrating the proration of Index Adjustment Factors and the use of guaranteed minimum Index Adjustment Factors, please see "Interim Value" on page 18. We do not prorate the Index Participation Rate. Any negative adjustment could be significant and impact the amount of Contract Value available for future withdrawals. In addition to Interim Value adjustments, withdrawals taken in the first six Contract Years may also be subject to Withdrawal Charges, which could further reduce the amount you receive when requesting a withdrawal. Each time you take a withdrawal from an Index Account Option before the end of your Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. The Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. This means if you withdraw 10% of your Contract Value, your Index Account Option Value will also be reduced by 10%. If an Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If an Interim Value adjustment is negative, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Intra-Term Performance Lock: Intra-Term Performance Lock is currently available only with the Cap Crediting Method. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra- Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-599-5651. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed immediately above in this Summary section, which can substantially reduce your Index Account Option Value. An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of 3

which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocations" beginning on page 25. Any interest credited to the Contract, whether from allocations to the Index Account Options or the Fixed Account, is backed by the creditworthiness and claims-paying ability of Jackson National Life Insurance Company of New York. You are permitted to make transfers and withdrawals under the terms of the Contract. Full and partial transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. Withdrawals taken during the first six years of the Contract may be subject to Withdrawal Charges and withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, and Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial. For more information on the Interim Value adjustment and how it may affect your Contract please see "Interim Value" beginning on page 18. Registered Index-Linked Annuities are long term investments, subject to a potentially substantial loss of principal. Working with a financial professional, you should carefully consider which Indexes, Crediting Methods, and Protection Option levelss (or combinations thereof) are right for you based on your risk tolerance, investment objectives, and other relevant factors. Not all options may be suitable for all investors, including the overall purchase of a RILA. Contract Overview Contract Individual single premium deferred registered index-linked annuity contract Minimum Premium $25,000 Issue Ages 0 - 85 Contract Value The sum of the Fixed Account Value and the Index Account Value. Index Account Options Each Index Account Option is defined by an Index, a Crediting Method, a Protection Option, and a Term length. The Crediting Method and Protection Option level you choose define the parameters under which the positive or negative Index Adjustment will be credited. Index Account Option Term Terms currently available under the Contract are 1, 3, and 6 years in length. Index The Indexes currently offered under the Contract are: - S&P 500 Index - Russell 2000 Index - MSCI EAFE Index - MSCI Emerging Markets Index - MSCI KLD 400 Social Index Crediting Method The Crediting Methods currently offered under the Contract are: - Cap - Performance Trigger Protection Options We currently offer a Buffer Protection Option under the Contract. Intra-Term Performance Lock This feature allows you to lock in your Interim Value prior to the end of your Index Account Option Term on Index Account Options with a Cap Crediting Method. If you elect an Intra-Term Performance Lock, your full Interim Value as of the Intra-Term Performance Lock Date will be transferred into the Short Duration Fixed Account Option and the Index Account Option Term will end. Intra-Term Performance Lock is currently only available with elections of the Cap Crediting Method. For more information, see "Intra-Term Performance Lock" beginning on page 26. Fixed Account A Contract Option which provides a declared amount of interest over a stated period. 4

Interim Value The daily value of your Index Account Option on any given Business Day prior to the end of an Index Account Option Term. The Interim Value is calculated using the greater of applicable (non-guaranteed) prorated Index Adjustment Factors, where applicable, (based on the elapsed portion of the Index Account Option Term) orand guaranteed minimum Index Adjustment Factors. Please note: the Index Participation Rate is never prorated. Transfers You may request a transfer to or from the Fixed Account and to or from the Index Account Options. You may also request transfers among the available Index Account Options. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. The effective date of transfers other than those in connection with an Intra- Term Performance Lock is the first day of the Fixed Account term and/or an Index Account Option Term into which a transfer is made. Access to Your Money You may withdraw some or all of your money at any time prior to the Income Date. For any withdrawal from an Index Account Option, an Interim Value adjustment as of the date of the withdrawal will apply and may substantially reduce your Index Account Option Value. In addition, a withdrawal taken in excess of the Free Withdrawal amount may be subject to additional Withdrawal Charges. Withdrawal Charge A percentage charge applied to withdrawals in excess of the Free Withdrawal amount, including partial and total withdrawals. Withdrawal Charges apply during the first six years of the Contract as follows: Number of Complete Contract Years since Issue Date Withdrawal Charge Percentage 0…………………………………………………..8.00% 1…………………………………………………..8.00% 2…………………………………………………..7.00% 3…………………………………………………..6.00% 4…………………………………………………. 5.00% 5…………………………………………………..4.00% 6 or more………………………………………....…...0.00% For more information about Withdrawal Charges, including details about when you may be entitled to a waiver of Withdrawal Charges, please see the section titled “WITHDRAWAL CHARGE" on page 29. Death Benefit For Owners 80 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionately by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Withdrawal Charge)). For Owners age 81 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value. Income Options You can choose to begin taking income from your Contract no sooner than 13 months after the Issue Date, or anytime thereafter. All of the Contract Value must be annuitized. Withdrawal Charges (if you begin taking income in the first Contract Year) will apply, and we We will use your Interim Value (if you begin taking income on any day other than the Index Account Option Term Anniversary) to calculate your income payments. You may choose from the following annuitization options: - Life Income - Joint Life and Survivor Income - Life Income with Guaranteed Payments for 10 Years or 20 Years - Life Income for a Specified Period Once an income option has been selected, and payments begin, the income option may not be changed. No withdrawals will be permitted once the contract is in the income phase. For more information about income options, please see the section titled "Income Options" on page 32. 5

Charges and Expenses You will bear the following charges and expenses: - Withdrawal Charges, during the first six Contract Years; and - Premium and Other Taxes. Additionally, if you take a withdrawal before the end of your Term (including automatic withdrawals, Required Minimum Distributions, income payments, death benefit payments, Free Looks and Intra-Term Performance Locks), we will also calculate an Interim Value adjustment (in addition to any applicable Withdrawal Charge), which may serve to limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Also, in the case of a withdrawal before the end of the Term where the Index Return is negative, less protection may be provided the earlier in the Term the withdrawal occurs. Please note that the Contract also imposes Caps that can limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Free Look Provision You may cancel the Contract within a certain time period after receiving it by returning the Contract to us or to the financial professional who sold it to you. This is known as a “Free Look.” We will return your Contract Value and we will not deduct a Withdrawal Charge. Free Looks are subject to Interim Value adjustments. 6

Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals including any Withdrawal Charges on such withdrawals, and any amounts transferred out of the Fixed Account. Free Withdrawal - the maximum amount that may be withdrawn each year free of any otherwise applicable Withdrawal Charge. The Free Withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, less earnings. If an RMD is applicable, the Free Withdrawal amount is equal to the RMD, less earnings. Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract. Income Date - the date on which iIncome pPayments are scheduled to begin as described in the Income Payments section of the prospectus. rovisions. Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option. Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period. Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option. Index Account Option Term - the selected duration of an Index Account Option. Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term. Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option. Index Account Value - the sum of the Index Account Option Values. Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term, or at the time of withdrawal of Index Account Option Value. Index Adjustments can be zero, positive, or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return. During an Index Account Option Term, the Index Adjustment is equal to the Adjusted Index Return, which is further adjusted by any prorated or guaranteed minimum Index Adjustment Factors, where applicable. Please note: the Index Participation Rate is never prorated. Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Index Participation Rates (applicable only with the Cap Crediting Method), and Buffer ratess are all Index Adjustment Factors. Index Participation Rate ("IPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Cap Crediting Method. The IPR is an Index Adjustment Factor, and is declared at the beginning of the Index Account Option term. The IPR is guaranteed to be at least 100%, and will never serve to decrease an Index Adjustment. The IPR is not a stand- alone Crediting Method. It is applicable only with the Cap Crediting Method. Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term. Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. On each day of the Index Account Option Term prior to the end of the Index Account Option Term, the Interim Value is the greater of the Index Account Option Value on the first day of the term (which equals any Premium or Contract Value allocated to the Index Account Option on that day) reduced for any withdrawals (including automatic withdrawals, Required Minimum Distributions, income payments, the Contract Value element of death benefit paymentss, and Free Looks) or Intra-Term Performance Locks transferred from the Index Account Option during the term, including any Withdrawal Charges, in the same proportion as the Interim Value was reduced on the date of the withdrawal or Intra- Term Performance Lock, plus the prorated Index Adjustment subject to the greater of applicable (non- guaranteed) prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term) or guaranteed minimum Index Adjustment Factors, where applicable, or zero. The Interim Value uses applicable prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term) or guaranteed minimum Index Adjustment Factors, if higher, but the Index Participation Rate is not prorated for purposes of calculating Interim Value prior to the end of the Index Account Option Term. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available for withdrawal or Intra-Term Performance Lock prior to the end of the Index Account Option Term. 8

Intra-Term Performance Lock- a Contract feature that permits the one-time reallocation of Interim Value from an Index Account Option to the Short Duration Fixed Account Option prior to the end of the Index Account Option Term. Intra-Term Performance Lock Date - the date Interim Value is reallocated to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock. Issue Date - the date your Contract is issued. Jackson of NY, JNLNY, we, our, or us – Jackson National Life Insurance Company of New York. (We do not capitalize “we,” “our,” or “us” in the prospectus.) Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non- discriminatory basis or required by a qualified plan, law or regulation. Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner. Performance Trigger Rate ("PTR") - one of two currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met. Premium - consideration paid into the Contract by or on behalf of the Owner. The maximum Premium payment you may make without prior approval is $1 million. This maximum amount is subject to further limitations at any time. Protection Option - the general term used to describe the Buffer Index Adjustment Factor. A Protection Options provides varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative. Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium, including Withdrawal Charges, before withdrawals are adjusted for any applicable charges. Required Minimum Distributions ("RMDs") – for certain qualified Ccontracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the Owner of a qualified contract. Withdrawal Charge - a charge that is applied to withdrawals in excess of the Ffree Wwithdrawal during the first six years of the Contract, expressed as a percentage of Remaining Premium, Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, subject to any applicable positive or negative Interim Value adjustment, less any applicable Withdrawal Charge. 9

RISK FACTORS The purchase of the Contract and the features you elect involve certain risks. You should carefully consider the following factors, in addition to considerations listed elsewhere in this prospectus, prior to purchasing the Contract. Risk of Loss. An investment in an index-linked annuity is subject to the risk of loss. You may lose money, including the loss of principal. Liquidity. We designed the Contract to be a long-term investment that you may use to help save for retirement. If you take withdrawals from your Contract during the withdrawal charge period, withdrawal charges may apply. In addition, each time you take a withdrawal prior to the end of the Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be positive or negative. In doing so, we use the greater of applicable (non-guaranteed) prorated Index Adjustment Factors or, where applicable, and guaranteed minimum Index Adjustment Factors, which serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit. Please note: the Index Participation Rate is never prorated. Any negative adjustment could be significant and impact the amount of Contract Value available for future withdrawals. In addition, amounts withdrawn from this Contract may also be subject to taxes and a 10% additional federal tax penalty if taken before age 59½. If you plan on taking withdrawals that will be subject to Wwithdrawal Ccharges and/or taking withdrawals before age 59½, this Contract may not be appropriate for you. Limitations on Transfers. You can transfer Contract Value among the Index Account Options and the Fixed Account only at designated times (on the Index Account Option Term Anniversary for amounts invested in Index Account Options, and Contract Anniversaries for amounts invested in the Fixed Account). You cannot transfer out of a current Index Account Option to another Index Account Option (or to the Fixed Account) until the Index Account Option Term Anniversary (unless you are executing an Intra-Term Performance Lock) and you cannot transfer out of the Fixed Account to an Index Account Option until the Contract Anniversary. In all cases, the amount transferred can only be transferred to a new Index Account Option or Fixed Account. This may limit your ability to react to market conditions. You should consider whether the inability to reallocate Contract Value during the elected investment terms is consistent with your financial needs and risk tolerance. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 25. Reallocations. You should understand that a new Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), or Performance Trigger Rate will go into effect on the Index Account Option Term Anniversary for all new Index Account Option Terms. Such rates could be lower, higher, or equal to your current Crediting Method percentage rate. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 25. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account. For more information on how rates are set and communicated, please see the subsection titled "Crediting Methods" under "Additional Information About the Index Account Options" beginning on page 22. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 25. Loss of Contract Value. There is a risk of substantial loss of Contract Value (except for amounts allocated to the Fixed Account) due to any negative Index Return that exceeds the Buffer amount. If any negative Index Return exceeds the Buffer you have elected at the end of the Index Account Option Term, you will realize the amount of loss associated with your elected Protection Option level. Buffers are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term. 10

No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities. Tracking Index Performance. When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term. While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Option are applied based on that performance. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations that may cause the value of a security to change, sometimes rapidly and unpredictably. Limits on Investment Return. • Cap Rate. If you elect a Cap Crediting Method, the highest possible return that you may achieve on your investment is equal to the Cap Rate, or "Cap". The Cap therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Caps do not guarantee a certain amount of minimum Index Adjustment credited. Any Index Adjustment based on a Cap Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Cap, even when the positive Index Return is greater. • Performance Trigger Rate. If you elect a Performance Trigger Crediting Method, the highest possible return that you may achieve is equal to the Performance Trigger Rate. The Performance Trigger Rate therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Trigger Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Trigger Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is always equal to the Performance Trigger Rate, even when the positive Index Return is greater. Cap and Performance Trigger Rates are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis. In addition, each time you take a withdrawal, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we apply the greater of (non-guaranteed) prorated prorate the Cap and Performance Trigger Rates (based on the number of days that elapsed in the Term) orand then compare against guaranteed minimum Cap and Performance Trigger RatesIndex Adjustment Factors. If the guaranteed minimum Index Adjustment Factor is greater than the prorated Index Adjustment Factor determined based on time elapsed during the Index Account Option Term, then we will use the higher guaranteed minimum Index Adjustment Factor to calculate your Interim Value. Regardless of whether we use the (non-guaranteed) prorated Cap or Performance Trigger RatesIndex Adjustment Factors or the guaranteed minimum or Performance Trigger RatesIndex Adjustment Factors, this means you will not experience the full advantage of the stated Cap or Performance Trigger Rate. This could serve to decrease any positive Index Adjustment we credit. New rates go into effect at the start of each new Index Account Option Term. Such rates could be lower, higher, or equal to the current rate. If a new rate is unacceptable to you, you will have to reallocate your Contract Value to a different Index Account Option or to the Fixed Account. There is a risk that these other investment options will also not be satisfactory to you. 11

Buffers. If you allocate money to an Index Account Option, Index fluctuations may cause an Index Adjustment to be negative at the end of the Index Account Option Term despite the application of the Buffer Protection Option. AWhen you elect a Buffer, a negative Index Return will result in a negative Index Adjustment if the negative Index Return exceeds the Buffer level you have selected. If we credit your Contract with a negative Index Adjustment, your Index Account Option Value will be reduced. Buffers are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. Any portion of your Contract Value allocated to an Index Account Option will benefit from the protection of the Buffer for that Index Account Option Term only. A new Buffer will be applied to subsequent Index Account Option Terms. You assume the risk that you will incur a loss and that the amount of the loss could be significant. You also bear the risk that sustained negative Index Return may result in a zero or negative Index Adjustment being credited to your Index Account Option Value over multiple Index Account Option Terms. In addition, each time you take a withdrawal, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we will apply the greater of a (non-guaranteed) prorated prorate the Buffer (based on the number of days that elapsed in the Term) or aand then compare against guaranteed minimum BufferIndex Adjustment Factors. If the guaranteed minimum Index Adjustment Factor is greater than the prorated Index Adjustment Factor determined based on time elapsed during the Index Account Option Term, then we will use the higher guaranteed minimum Index Adjustment Factor to calculate your Interim Value. Regardless of whether we use the (non- guaranteed) prorated BufferIndex Adjustment Factors or the guaranteed minimum BufferIndex Adjustment Factors, this means you will not have the full protection of the stated Buffer. This could serve to increase any negative Index Adjustment we credit. If an Index Account Option Value is credited with a negative Index Adjustment for multiple Index Account Option Terms, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Buffer for a single Index Account Option Term. Buffers are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis. Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index, and you may not be able to achieve the level of Index Return you anticipated. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as follows: Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE index value on the day of the replacement is 2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to 10% plus the calculated return of the MSCI EAFE Index from the replacement date. This means that one year later, on your third Contract Anniversary, if the MSCI EAFE Index is $1,900, your Index Return would be 10% + (-5%) = 5%. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. No Interim Value adjustment will apply if we substitute an Index. Changes to the Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), or Performance Trigger Rates, if any, occur at the beginning of the next Index Account Option Term. The guaranteed minimum Buffer will not change for the life of your Contract. Available Buffer rRates are guaranteed never to be less than 10% or more than 30%. We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. You bear the risk that we may eliminate an Index Account Option or certain Index Account Option features and replace them with new options and features that are not acceptable to you. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by 12 the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing. Intra-Term Performance Lock. Because an Intra-Term Performance Lock utilizes Interim Value on the Intra-Term Performance Lock Date, you may receive less on the date you exercise your Intra-Term Performance Lock than you would have had you exercised your Intra-Term Performance Lock on a different date. Because the calculation of Interim Value utilizes the greater of applicable (non-guaranteed) pro-rated Index Adjustment Factors or(where applicable) and guaranteed minimum Index Adjustment Factors, you may receive less than you would have received had you not exercised an Intra-Term Performance Lock and instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. Please note: the Index Participation Rate is never prorated. When you exercise an Intra-Term Performance Lock, you must transfer the full Interim Value from the selected Index Account Option to the Short Duration Fixed Account Option, which means you will not get the benefit of any positive Index market performance for the remainder of that Contract Year. Once you have exercised an Intra-Term Performance Lock, the Interim Value transferred to the Short Duration Fixed Account Option will be inaccessible for transfer until the next Contract Anniversary. It is possible that the same combination of options that made up the Index Account Option on which you exercised your Intra- Term Performance Lock may no longer be available or may have different rates once you reach the Contract Anniversary, thus preventing you from being reallocated into an identical Index Account Option. Further, once you have exercised an Intra-Term Performance Lock, it is irrevocable. Issuing Company. No company other than Jackson of NY has any legal responsibility to pay amounts that Jackson of NY owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson of NY. You should review and be comfortable with the financial strength of Jackson of NY for its claims-paying ability. Effects of Withdrawals, Annuitization, or Death. If any of the following are taken during the Index Account Option Term, they could be subject to an Interim Value adjustment that could reduce your Index Account Option Value: a partial or total withdrawal, Required Minimum Distribution ("RMD"), automatic withdrawals, free look, Intra-Term Performance Lock, income payment, or the Contract Value element of a death benefit payment. Such Interim Value adjustmentsreduction could be significant. The Interim Value adjustment may result in an Index Adjustment that is less than the Index Adjustment you would have received if you had held the investment until the end of the Index Account Option Term. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive. In addition, partial and total withdrawals taken during the first six Contract Years which exceed the Free Withdrawal amount may be subject to a Withdrawal Charge. All withdrawals, including RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the dDeath bBenefit. Any Return of Premium death benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal. In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95. If your Contract Value falls below the minimum contract value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges) and we will impose those charges, which will be reflected in the confirmation of the transaction. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")" beginning on page 36. 13

THE ANNUITY CONTRACT Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index- linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85. Your Premium and Contract Value may be allocated to: • the Fixed Account, in which amounts earn a declared rate of interest for a certain period, • the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and acertain Buffer Protection Options, all of which may be credited with a zero, positive, or negative Index Adjustment based upon the performance of a specified Index. Your Contract, like all deferred annuity contracts, has two phases: • the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and • the income phase, when we make income payments to you. As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. Only two joint Owners are allowed per Contract. Any reference to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner. Ownership Changes. To the extent allowed by law, we reserve the right to refuse ownership changes at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson of NY as of the Issue Date of the Contract may be designated as a new Owner. Jackson of NY assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change. Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. If the Contract is owned by a legal entity, we will use the oldest Annuitant's age for all Contract purposes unless otherwise specified in your Contract. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two. If the Contract is owned by a legal entity, the Annuitant(s) will be entitled to the benefits of the waivers of Withdrawal Charges for extended care, as described more fully in your Contract. 14

Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change of Beneficiary(ies). The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. Assignment. To the extent allowed by law, we reserve the right to refuse assignments at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution. Jackson of NY assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/or tax advice before requesting any assignment. PREMIUM Minimum Premium: • $25,000 under most circumstances Maximum Premium: • The maximum Premium payment you may make without our prior approval is $1 million. We reserve the right to waive minimum and maximum Premium amounts in a non-discriminatory manner. Our right to restrict Premium to a lesser maximum amount may affect the benefits under your Contract. Allocations of Premium. You may allocate Premium to any available Index Account Option or Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to an Index Account Option or Fixed Account is $100. We will issue your Contract and allocate your Premium payment within two Business Days (days when the New York Stock Exchange is open) after we receive your complete Premium payment and all information that we require for the purchase of a Contract in Good Order. We reserve the right to reject a Premium payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium payment, the Contract will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non- interest bearing account until the Issue Date. If we do not receive all information required to issue your Contract, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). No Premium will be accepted after the Contract has been issued. Free Look. You may cancel your Contract by returning it to your financial professional or to us within ten days after receiving it (60 days after receiving it if it was purchased as a replacement Contract). If you cancel your Contract during this period, we will return: • Premiums paid to the Fixed Account, less • any withdrawals from the Fixed Account, plus • the Index Account Value without deduction for any fees and charges. We will determine the Index Account Value as of the date we receive the Contract. We will pay the applicable free look proceeds within seven days of a request in Good Order. When you exercise a Free Look, amounts returned from Index Account Options are subject to an Interim Value adjustment. 15

CONTRACT OPTIONS The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index. Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below. Short Duration Fixed Account Option. The Short Duration Fixed Account Option is a limited-purpose short-term Fixed Account Option that is used solely for Intra-Term Performance Locks and spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Short Duration Fixed Account Option are guaranteed from the date funds are allocated to the Short Duration Fixed Account Option until the next Contract Anniversary. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 25. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals, including any Withdrawal Charges on such withdrawals; (4) less any amounts transferred out of the Fixed Account. Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the 1-year Fixed Account Option as well as the Short Duration Fixed Account Option. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate, which may vary from year to year. The minimum non-forfeiture rate will be determined by Jackson of NY, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The current Fixed Account Minimum Interest Rate is equal to the current minimum non-forfeiture rate of 2.95%. If the Fixed Account Minimum Interest Rate changes, we will file a supplement providing notice to new purchasers of the Contract. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract, and your Fixed Account Minimum Interest Rate will not change once your Contract has been issued. The Fixed Account Minimum Interest Rate that was applicable at the time your Contract was issued will be reflected in your Contract. Any changes to the Fixed Account Minimum Interest Rate apply only to new purchasers of the Contract on or after the date the new Fixed Account Minimum Interest Rate is effective, which will be the date of the most recent prospectus or the date identified in any applicable supplement filing. In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change. Different base interest rates apply to the Short Duration Fixed Account Option. Index Account. Amounts allocated to the Index Account are credited with an Index Adjustment at the end of each Index Account Option Term based upon the performance of the selected Index, Crediting Method, and Protection Option level. Prior to the end of an Index Account Option Term, amounts allocated to the Index Account (adjusted for withdrawals) are credited with an Index Adjustment subject to the greater of any applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors. Your selections from available options make up what are referred to as Index Account Options, which are available with different combinations of Indexes, Protection Option levelss, Crediting Methods, and term lengths. As of the date of this prospectus, the following options are currently available for election with any of the Indexes: 16

Crediting Methods	Protection Options*	Term Length		
	Buffer	1-Year	3-Year	6-Year
Cap	10%, 20%	✓	✓	✓
Performance Trigger	10%	✓	N/A	N/A

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson of NY Customer Care Center for current rate availability.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and the Buffer Protection Options are the rates effective as of the first day of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the Jackson of NY Customer Care Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested. The minimum amount you may allocate to an Index Account Option is $100.

- **At the beginning of the Index Account Option Term**, your Index Account Option Value is equal to the Premium allocated or Contract Value transferred to the Index Account Option, less any amount transferred out of the Index Account Option.

- **During the Index Account Option Term**, your Index Account Option Value is equal to the Interim Value, which is equal to the Index Account Option Value at the beginning of the Index Account Option Term, reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, credited with a positive or negative Index Adjustment. The Index Adjustment credited is subject to the greater of any applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors, ~~where applicable,~~ as of the date of the withdrawal. Please note: the Index Participation Rate is not prorated. During the Index Account Option Term, your Interim Value will never be less than zero.

- **At the end of the Index Account Option Term**, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero.

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Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option level chosen. • If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment. • If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment. • If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value. We also credit a positive or negative Index Adjustment during the Index Account Option Term when you exercise an Intra- Term Performance Lock or take a withdrawal. During the term, the Index Adjustment is subject to the greater of applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors, where applicable, as of the date of the Intra-Term Performance Lock or withdrawal. Please note: the Index Participation Rate is not prorated. Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term (withdrawals in this context include partial or total withdrawals from the Contract, free looks, automatic withdrawals, required minimum distributions ("RMD"), income payments, and the Contract Value element of death benefit payments). For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. The Interim Value of an Index Account Option is equal to the amount allocated to the Index Account Option, adjusted for the Index Return of the associated Index and subject to the greater of applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors (e.g. Cap Rate/Performance Trigger Rate). The Index Participation Rate is not prorated as part of the Interim Value calculation. Also note that any withdrawal taken in the first six years after issue may be assessed a Withdrawal Charge in addition to the Interim Value adjustment. The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage. If the resulting percentage is positive, we apply the greater of the applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factor (e.g. Cap Rate/Performance Trigger Rate). If the Index return is negative, we apply the greater of the applicable (non-guaranteed) prorated or guaranteed minimum Buffer Protection Option that you have elected. Please note: the Index Participation Rate is not prorated as part of the Interim Value calculation. This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value. Please note that when calculating Interim Value, the Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. If the Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value adjustment is negative, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. In calculating the Interim Value adjustment, we apply the greater ofuse (non-guaranteed) prorated orand guaranteed minimum Index Adjustment Factors, which in some instances may serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit when compared to the Index Adjustment you would have received if you had waited until the end of your Index Account Option Term to take your withdrawal. This is because the (non-guaranteed) prorated Index Adjustment Factors are prorated by the time elapsed during the Index Account Option Term. In other words, the values are determined by multiplying the Index Adjustment Factor by the number of days elapsed so far during the Index Account Option Term and then dividing by the total number of days in the Index Account Option Term. Likewise, guaranteed minimum Index Adjustment Factors are lower than the Index Adjustment Factors that would be used to calculate your Index Adjustment at the end of the Index Account Option Term. 18

When calculating your Interim Value, we will apply the greater of the applicable~~compare your~~ (non-guaranteed) prorated Index Adjustment Factors or~~to~~ the applicable guaranteed minimum Index Adjustment Factors. ~~If the guaranteed minimum Index Adjustment Factor is greater than the prorated Index Adjustment Factor determined based on time elapsed during the Index Account Option Term, then we will use the higher guaranteed minimum Index Adjustment Factor to calculate your Interim Value.~~ This means, if the guaranteed minimum Index Adjustment Factors result in a higher Interim Value, we will apply the higher Interim Value.

Guaranteed minimum Index Adjustment Factors vary by length of the Index Account Option Term, as shown in the formula and example below. Please note that the Index Participation Rate is not prorated at all. For the applicable Index Adjustment Factors (e.g. Cap Rate/Performance Trigger Rate/Buffer), the following formula is used to determine the guaranteed minimum Index Adjustment Factor:

$$\text{Term Length Index Adjustment Factor} \times \left(\frac{60 \times \text{Index Account Option Term Years} + 180}{365 \times \text{Index Account Option Term Years}}\right)$$

Guaranteed minimum Index Adjustment Factors are generally higher than (non-guaranteed) prorated Index Adjustment Factors in the earlier portion of an Index Account Option Term, before what is considered a break-even date. After the break-even date, the (non-guaranteed) prorated Index Adjustment Factors are generally higher than the guaranteed minimum Index Adjustment Factors. The break-even dates for the different Index Account Option Term lengths are as follows:

Term Length	Break-Even
1-Year	240 days (~8 months)
3-Year	360 days (~1 year)
6-Year	540 days (~1.5 years)

An example illustrating the proration of Index Adjustment Factors and the use of guaranteed minimum Index Adjustment Factors immediately follows this paragraph.

Index Adjustment Factor Proration Example utilizing Guaranteed Minimums: Assume on January 1st you allocate Contract Value to a 1-year Index Account Option with a 15% Cap and a 10% Buffer. There are 365 days in your Index Account Option Term. Your Index Adjustment Factors will be prorated on different dates during your term as follows:

- Your guaranteed minimum Buffer for this Index Account Option is equal to 10% * (60 * 1 + 180) / (365 * 1) = 6.5753%
- Your guaranteed minimum Cap for this Index Account Option is equal to 15% * (60 * 1 + 180) / (365 * 1) = 9.8630%
- On February 1st, 31 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to the application of the guaranteed minimum, is calculated using the following formula: 10% * 31 / 365 = 0.8493%. Since this is less than your guaranteed minimum Buffer, your Buffer on February 1st is the guaranteed minimum Buffer of 6.5753%. Your prorated Cap, prior to the application of the guaranteed minimum, is calculated using the following formula: 15% * 31 / 365 = 1.2740%. Since this is less than your guaranteed minimum Cap, your Cap on February 1st is your guaranteed minimum Cap of 9.8630%.
- On July 3rd, 183 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to the application of the guaranteed minimum, is calculated using the following formula: 10% * 183 / 365 = 5.0137%. Since this is less than your guaranteed minimum Buffer, your Buffer on July 3rd is the guaranteed minimum Buffer of 6.5753%. Your prorated Cap, prior to the application of the guaranteed minimum, is calculated using the following formula: 15% * 183 / 365 = 7.5205%. Since this is less than your guaranteed minimum Cap, your Cap on July 3rd is your guaranteed minimum Cap of 9.8630%.
- On October 20th, 292 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to the application of the guaranteed minimum, is calculated using the following formula: 10% * 292 / 365 = 8%. Since this is greater than your guaranteed minimum Buffer, your Buffer on October 20th is your prorated Buffer of 8%. Your prorated Cap, prior to the application of the guaranteed minimum, is calculated using the following formula: 15% *

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292 / 365 = 12%. Since this is greater than your guaranteed minimum Cap, your Cap on October 20th is the prorated Cap of 12%. Please note that the same formula is used to determine the guaranteed minimum Index Adjustment Factors for all Index Account Option Term lengths. While the formula does not change, the input of different Index Account Option Term lengths results in differences to the ultimate output of the formula. For example, the calculation of a guaranteed minimum Buffer for an Index Account Option on which a 10% Buffer has been selected, would look as follows for the varying Index Account Option Term lengths: • 1-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 1 + 180) / (365 * 1) = 6.5753% • 3-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 3 + 180) / (365 * 3) = 3.2877% • 6-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 6 + 180) / (365 * 6) = 2.4658% Please see Appendix A for examples of the calculation of Interim Value under different withdrawal scenarios throughout the term, including the impact of multiple and single withdrawals, different market conditions, different Crediting Methods and Protection Options levels, and different rates. • For examples illustrating Interim Value adjustments for the Cap Crediting Method, please see Examples 1 - 2. • For examples illustrating Interim Value adjustments for the Performance Trigger Crediting Method, please see Examples 3 - 4. • For examples illustrating Interim Value adjustments with a Buffer Protection Option, please see Examples 1 - 6. • For examples illustrating Interim Value adjustments for a single withdrawal, please see Examples 1 and 3. • For examples illustrating Interim Value adjustments for multiple withdrawals, please see Examples 2 and 4. • For examples illustrating Interim Value adjustments where the Index Return is positive, please see Examples 1 and 3. • For examples illustrating Interim Value adjustments where the Index Return is negative, please see Examples 2 and 4. ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following Indexes: • S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. • Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies. • MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australasia, and the Far East. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day. • MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of larger companies. Mid-capitalization companies are more likely to fail than larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). Those risks are typically more acute when issuers are located 20

Term, the value of the S&P 500 Index increases by 15%. Thus, the Index Return for that Index Account would be 15%. Assume now that your Index Account Option has an Index Participation Rate of 100% and a Cap Rate of 10%. Your Index Return of 15% would be multiplied by the 100% Index Participation Rate, and then adjusted to your maximum 10% Cap Rate, making your Adjusted Index Return 10%. Protection Option. Your Protection Option will define the manner in which any (negative) Index Adjustments are credited to you if your selected Index performs negatively during your Index Account Option Term. When you allocate amounts to the Index Account, you are indirectly exposed to the investment risks associated with the applicable Index. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations which may cause the value of a security to change, sometimes rapidly and unpredictably. The Contract provides a Buffer Protection Option to provide some level of protection against the risk of loss of Index Account Value for any negative Index Return. Buffer. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. Put another way, a Buffer protects your Index Account Option Value from loss up to a specified amount (typically 10% or 20%). Jackson of NY protects you from any loss associated with Index decline up to your elected Buffer percentage. You only incur a loss if the Index has declined more than your elected Buffer percentage as of your Index Account Option Term Anniversary. Withdrawals taken prior to the end of the Index Account Option Term will reduce the Index Account Option Value in the same proportion that the Interim Value was reduced on the date of the withdrawal. The Interim Value reflects the application of the greater of a (non-guaranteed) prorated Buffer (based on the elapsed portion of the Index Account Option Term), or a guaranteed minimum Buffer, if higher. For examples of how a withdrawal taken prior to the end of an Index Account Term will reduce the Index Account Option Value through the use of a (non-guaranteed) prorated or guaranteed minimum Buffer in scenarios where the Index Return is negative, see Appendix A, Examples 2 and 4. The available Buffer rates are the rates effective as of the first day of an Index Account Option Term. The Buffer rate for a particular Index Account Option Term may be higher or lower than the Buffer rate for previous or future Index Account Option Terms. In no event will a Buffer rate be less than 10% or more than 30% during the life of your Contract. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. Crediting Methods. Your selected Crediting Method will dictate the manner in which the Index Adjustment is credited to you if your selected Index performs positively during your Index Account Option Term. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), and Performance Trigger Rates are provided at the time of application, and to existing owners and financial professionals at any time, upon request. To determine the Index Adjustment amount that will be credited to your Index Account Option Value at the end of each Index Account Option Term, we calculate the Adjusted Index Return for that Index Account Option. We calculate this Adjusted Index Return by applying the applicable Crediting Method. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return. Cap Crediting Method. When you elect a Cap Crediting Method as part of an Index Account Option, if the performance of the Index you elect is positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Index Return multiplied by the Index Participation Rate, limited by the Cap Rate. The maximum amount of Index Adjustment that will be credited to your Index Account Option Value when your Index Return is positive as of the Index Account Option Term Anniversary will be limited by the elected Cap. There are two rates associated with the Cap Crediting Method: The Cap, or "Cap Rate", and the Index Participation Rate. The Cap Rate is the maximum amount of Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Index Participation Rate ("IPR") is the percentage applied to any positive Index Return in calculating the amount of Index Adjustment to be credited at the end of the Index Account Option Term. The Cap Rate and IPR are declared at the beginning of the Index Account Option Term. The Cap Rate and IPR for a particular Index Account Option Term may be higher or lower than the Cap Rate and IPR for previous or future Index Account Option Terms. In no event will a Cap Rate be lower than 24% for a 6-year Index Account Option Term, 12% for a 3-year Index Account Option Term, or 4% for a 1-year Index Account Option Term. In no event will an Index Participation Rate be lower than 100%. Because the Index Participation Rate is guaranteed to be at least 100%, it will never serve to reduce an Index Adjustment. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days 22

Performance Trigger Crediting Method. When you elect a Performance Trigger Crediting Method, if the performance of the Index you elect is zero or positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Performance Trigger Rate. The Performance Trigger Rate is the amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Performance Trigger Rate is declared at the beginning of the Index Account Option Term. The Performance Trigger Rate for a particular Index Account Option Term may be higher or lower than the Performance Trigger Rate for previous or future Index Account Option Terms. In no event will a Performance Trigger Rate be lower than 4%. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

The Performance Trigger Crediting Method is currently available with a Buffer for renewable one year Index Account Option Terms. The following example will illustrate how the Performance Trigger Crediting Method operates with the Buffer Protection Option. The Example assumes a 5% Performance Trigger Rate and a 10% Buffer.

Performance Trigger with Buffer.


12%
5%
5%
2%
Performance Trigger Rate 5%
0%
-2%
-10% Buffer
-8%
-12%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Performance Trigger Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will be equal to the stated Performance Trigger Rate. If the market is zero~~flat~~ or positive over the end of the Index Account Option Term, the full Index Adjustment will equal the Performance Trigger Rate, regardless of how much the Index increased. Here are some examples of how the Performance Trigger rate and Buffer work in combination on the Index Account Option Term Anniversary:

Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.

Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.

24

Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was protected and experienced no loss. Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss. For examples illustrating a prorated (or guaranteed minimum) Performance Trigger Rate and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 3 and 4. TRANSFERS AND REALLOCATIONS Transfer Requests. You may request a transfer to or from the Fixed Account and the Index Account Options, as well as among the Index Account Options. Transfers may only occur on the Contract Anniversary when transferring out of the Fixed Account, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option except in connection with an Intra-Term Performance Lock. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. Unless specified otherwise, transfers will be taken from the Index Account Options and the Fixed Account in proportion to their current value. The Company may restrict transfers to an Index Account Option(s) at any time, on a non-discriminatory basis, if the yield on investment or cost of hedging would not support the minimum guarantees of the Index Account Option(s). Should the Company impose such restrictions, we will give at least thirty (30) days advance notice to you. We will also provide notice when such restrictions no longer exist. If the Company restricts or discontinues an Index Account Option(s), all transfers or withdrawals will be at least equal to the Contract Value without being subject to a Withdrawal Charge. Transfers into the Short Duration Fixed Account Option on a Contract Anniversary are not allowed. Amounts may only move from an Index Account Option to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock or a spousal continuation. Transfers from a Fixed Account will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested. Automatic Reallocations. If we do not receive your timely transfer request in Good Order before the close of business on the Contract Anniversary for transfers out of the Fixed Account, and/or the close of business on the Index Account Option Term Anniversary for transfers out of an Index Account Option, we will automatically reallocate your Contract Value, as described below. You can communicate your transfer instructions by submitting them to us in writing on a form provided by us, or a Letter of Instruction, or via telephone if you have provided prior telephone authorization on your account. If no timely transfer request is received as outlined above, the Fixed Account Value will remain in the Fixed Account and the Index Account Option Value(s) will be reallocated to the same Index Account Option(s) for the same term, Crediting Method and Index, if available. Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account. If you do not provide timely transfer or reallocation instructions prior to the end of an expiring Index Account Option Term, or instructions for reallocations out of the Short Duration Fixed Account Option on a Contract Anniversary, we will proceed as follows: • If the same Index Account Option is available at the time and its Term does not extend beyond the Income Date, we will renew the Index Account Option into the same Index Account Option Term. • If the same Index Account Option is available at the time but its Term extends beyond the Income Date, if available, we will select an available Index Account Option with the same Crediting Method, Protection Option, and Index, but with the Term that ends closest to but before the Income Date. 25

• If the same Crediting Method, Protection Option, and Index as the expiring Index Account Option are available at the time, but not with the same Term, we will select the available Index Account Option Term with the period closest to but less than the Index Account Option Term that just ended that will not extend beyond the Income Date. • If the Crediting Method, Protection Option, or Index you have elected is no longer available as of your Index Account Option Term Anniversary, the Index Account Option Value(s) will be reallocated to the Fixed Account until further instruction is received. Intra-Term Performance Lock. You may elect to lock in Interim Value during the Index Account Option Term on Index Account Options with certain Crediting Methods. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra-Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-599-5651. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request. Intra-Term Performance Lock is currently only available with the Cap Crediting Method. You may elect an Intra-Term Performance Lock by submitting an election form or letter of instruction acceptable to us, making an election through your jackson.com account, or via telephone if you have telephone authorization executed on your account. We must receive a manual Intra-Term Performance Lock request in Good Order before the end of the current Business Day in order to execute the Intra-Term Performance Lock on that day. Otherwise, the Intra-Term Performance Lock will be executed on the next Business Day that your request is in Good Order. For requests submitted in writing, we do not consider the request to be received until it arrives at our Jackson of NY Customer Care Center. You (or your financial professional, if authorized) can request an automatic Intra-Term Performance Lock based on targets you set only through your account on jackson.com. You can set upper and/or lower targets for each Index Account Option each term. Please note: setting a target close to the current Interim Value may cause an Intra-Term Performance Lock to occur very quickly. You can change or cancel targets at any time before we perform the Intra-Term Performance Lock. Each Index Account Option’s targets automatically expire on the earlier of the date the Intra-Term Performance Lock is performed, or the last Business Day before the Index Account Option Term Anniversary. You can also override a target by requesting a manual Intra-Term Performance Lock before the target is reached. We determine if a target is reached using the Interim Value determined at the end of the prior Business Day. We then perform the Intra-Term Performance Lock using the Interim Value calculated at the end of the next Business Day, which is the day the Intra-Term Performance Lock is performed. Because your Intra-Term Performance Lock is performed based on the Interim Value calculated 24 hours after your target was reached, it is possible that the Index Return for your Index may decline between the time your target was reached and the time your Intra- Term Performance Lock is performed. Please note: by setting targets in your jackson.com account, you are authorizing us to automatically perform an Intra-Term Performance Lock at the end of the Business Day on the day after your target is reached, unless you cancel the lock. We will send an email notice once the Interim Value for an Index Account Option reaches your selected target. To cancel an automatic Intra-Term Performance Lock after the target is reached, we must receive your request in Good Order before the end of the Business Day on which the lock will be performed. You may submit this request to cancel an automatic Intra-Term Performance Lock through your account on jackson.com, via faxed or emailed letter of instruction, or via telephone (if you have authorized telephone transactions), For example, assume your Contract Value is $100,000 and 100% is allocated to a 1-year Index Account Option with a Cap Ccrediting Mmethod, 10% Buffer Pprotection Ooption, and the S&P 500 Index elected. The Cap Rate is 15%, but you and your financial professional agree that a positive Index Adjustment of at least 10% would meet your investment objectives. With that investment objective in mind, you set an automatic Intra-Term Performance Lock target of 10%. In month ten of the 1-year Index Account Option Term, the Interim Value of your Index Account Option has increased 10% from your initial $100,000 investment and Jackson of NY sends an email notification to you, indicating that your automatic Intra-Term Performance Lock will be performed on the following Business Day unless you cancel through your account on jackson.com (or contact Jackson of NY to cancel via faxed or emailed letter of instruction or phone if you have authorized telephone transactions). The Intra- Term Performance Lock is performed, and the full Interim Value of your Index Account Option is transferred to the Short Duration Fixed Account Option. On the next Contract Anniversary, the Short Duration Fixed Account Option Value associated with your Intra-Term Performance Lock will automatically be reallocated to an identical 1-year Index Account Option with a Cap Ccrediting Mmethod, 10% Buffer Pprotection Ooption, and the S&P 500 Index elected unless other instructions are received prior to the end of the Business Day on your Contract Anniversary. You (or your financial professional, if authorized) can also set Interim Value target notifications through your account on jackson.com. These Interim Value target notifications function similarly to automatic Intra-Term Performance Lock targets in 26 that you can set upper and/or lower targets for each Index Account Option each term. However, Interim Value target notifications will not trigger an automatic Intra-Term Performance Lock and are for notification purposes only to assist you in tracking the performance of your Index Account Options. You can change or cancel Interim Value target notifications at any time through your account on jackson.com. We will send an email notice once the Interim Value for an Index Account Option reaches your selected target for notification. If you wish you elect an Intra-Term Performance Lock at that time, you must submit a manual Intra-Term Performance Lock request in Good Order to our Jackson of NY Customer Care Center. An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 25. Please see Appendix A for examples illustrating Intra-Term Performance Locks performed in scenarios in which a Cap Crediting Method with Buffer Protection Option is elected where the Index Return is greater than the Cap (Example 5). End-Term Performance Lock. You may elect to automatically transfer any positive Index Adjustment from an Index Account Option to the Fixed Account on the Index Account Option Term Anniversary. Amounts transferred into the Fixed Account in connection with an End-Term Performance Lock will be unavailable to reallocate to an Index Account Option until the next Contract Anniversary. You may not elect End-Term Performance Lock if you have elected Automatic Rebalancing. You may cancel your End-Term Performance Lock program using whatever methods you use to change your allocation instructions. You should consult with your financial professional with respect to the current availability of End-Term Performance Lock. The following examples demonstrate how End-Term Performance Locks work with both positive and negative Index Adjustments. This example demonstrates an End-Term Performance Lock when a positive Index Adjustment occurs at the end of the Term. • If your starting Premium is $100,000, you are 100% allocated to an Index Account Option, and have elected the End- Term Performance Lock, any increase in Index Account Option Value at the end of the Term from a positive Index Adjustment will be transferred to the 1-year Fixed Account Option automatically at the end of the Term. This option is available for all available Crediting Methods and Protection Option combinations. • Assume the Index Adjustment is equal to 4% at the end of the Term. The credited Index Adjustment ($100,000 * 4% = $4,000) would be automatically transferred to the 1-year Fixed Account at the end of the Term under the End-Term Performance Lock. This example demonstrates an End-Term Performance Lock when a negative Index Adjustment occurs at the end of the Term. • If your starting Premium is $100,000, you are 100% allocated to an Index Account Option, and have elected the End- Term Performance Lock, any increase in Index Account Option Value at the end of the Term from a positive Index Adjustment will be transferred to the 1-year Fixed Account Option automatically at the end of the Term. This option is available for all available Crediting Methods and Protection Option combinations. • Assume the Index Adjustment is equal to -4% at the end of the Term. Since the Index Adjustment is negative, the End- Term Performance Lock would not be executed and no Index Account Option Value will be automatically transferred to the 1-year Fixed Account Option. 27

Automatic Rebalancing. You may elect to automatically rebalance Contract Value between eligible Contract Options on the Contract Anniversary based upon the most recent allocation instructions received by the Company in Good Order. If this option is elected, we will apply any applicable Index Adjustment to the Index Account Option and credited interest to the Fixed Account Option prior to reallocating the Contract Value. A Contract Option is only eligible for rebalancing at the end of its term. This means that a Fixed Account Option is only eligible for rebalancing on a Contract Anniversary, and an An Index Account Option is only eligible for rebalancing on its Index Account Option Term Anniversary. Rebalancing will only occur if more than one existing Contract Option's term ends on the same date. The percentage that will be allocated to each eligible Contract Option through the rebalancing transaction is equal to A divided by B, then multiplied by C, where: A = the allocation percentage for the Contract Option found in the most recent allocation instructions received by the Company in Good Order; B = 1 minus the sum of the allocation percentages of the ineligible Contract Options found in the most recent allocation instructions received by the Company in Good Order; C = the sum of the Index Account Option Values and Fixed Account Option Values from Contract Options, including the Short Duration Fixed Account Option, that have reached the end of their crediting term on that Contract Anniversary. Rebalancing allows you to tell us what percentage of your Contract Value you would like to keep allocated to various Contract Options, and as those Contract Option values fluctuate, allows us to automatically reallocate Contract Value between those Contract Options on Contract Anniversaries to maintain your desired allocation percentages. For example, assume you allocate 50% of your Contract Value to the Fixed Account Option, and 50% of your Contract Value to a 1-year Index Account Option. On your next Contract Anniversary, assume your Fixed Account had positive interest credited, but you had a negative Index Adjustment on your Index Account Option, such that your Fixed Account Value is now 55% of your Contract Value and your Index Account Option Value has fallen to only 45% of your Contract Value. Because you elected Automatic Rebalancing, we will automatically reallocate your Contract Value between the Fixed Account Option and 1-year Index Account Option so that they are once again equally balanced at 50% of Contract Value in each option. You may not elect Automatic Rebalancing if you have elected End-Term Performance Lock. Please note that Automatic Rebalancing will only occur if more than one Contract Option is eligible for reallocation on the same Contract Anniversary. You may cancel your Automatic Rebalancing program using whatever methods you use to change your allocation instructions. If you provide us with reallocation instructions in advance of a Contract Anniversary, any existing Automatic Rebalancing elections will be terminated and we will reallocate consistent with the updated reallocation instructions you provided. To reinstate Automatic Rebalancing on your Contract, you must submit a new election form. If you submit a new election form, Automatic Rebalancing will resume on the next eligible Contract Anniversary. Rebalancing instructions may only include Contract Options in which you are currently invested. Automatic rebalancing cannot be used to reallocate Contract Value into new Contract Options. You should consult with your financial professional with respect to the current availability of Automatic Rebalancing. Please see Appendix A for examples illustrating Automatic Rebalancing scenarios in which all Index Account Options are at the end of their Term (Example 7), two out of three Index Account Options are at the end of their Term (Example 8), three out of three Index Account Options are at the end of their Term (Example 9), and where an Intra-Term Performance Lock was performed during the Contract Year (Example 10). ACCESS TO YOUR MONEY You may access to the money in your Contract: • by making a partial or full withdrawal, • by electing the Automatic Withdrawal Program, • by electing to receive income payments. 28

Your Beneficiary can have access to the money in your Contract when a death benefit is paid. Withdrawals under the Contract may be subject to a Withdrawal Charge. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes, and all applicable Withdrawal Charges. For more information about Withdrawal Charges, please see “Withdrawal Charge” beginning on page 29. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent. Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with Required Minimum Distributions or the Automatic Withdrawal Program. If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as a free withdrawal in any Contract Year. Automatic withdrawals in excess of the Ffree Wwithdrawal amount may be subject to Withdrawal Charges, the same as any other partial withdrawal. For more information about the free withdrawal amount, please see "WITHDRAWAL CHARGE" beginning on page 29. Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 98% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the Contract Value element of the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 35. WITHDRAWAL CHARGE At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining Withdrawal Charge that remains after a withdrawal), you may withdraw the following with no Withdrawal Charge: • Premium that is no longer subject to a Withdrawal Charge (Premium that has been invested in your annuity for at least six years without being withdrawn), • Earnings (any Contract Value that is in excess of your Remaining Premium), and • any Free Withdrawal amount. The free withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, 29 minus earnings. The free withdrawal amount may be taken once or through multiple withdrawals throughout the Contract Year. Amounts withdrawn to satisfy required minimum distributions reduce the amount of available Ffree Wwithdrawal. If a required minimum distribution is applicable, the Free Withdrawal amount is equal to the required minimum distribution, less earnings. We will deduct a Withdrawal Charge on: • Withdrawals in excess of the Ffree Wwithdrawal amount (the Withdrawal Charge is imposed only on the excess amount above the Ffree Wwithdrawal amount), • Withdrawals under a Contract that exceed its required minimum distribution under the Internal Revenue Code (the entire amount withdrawn to fulfill your withdrawal request, including amounts necessary to pay Withdrawal Charges, will be subject to the Withdrawal Charge), • The gross amount withdrawn in a total withdrawal, which includes amounts necessary to pay Withdrawal Charges. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. If you request a total withdrawal or elect to commence income payments within one year of the date your Contract was issued, the Withdrawal Charge is calculated as a percentage of Remaining Premium in the Contract immediately prior to the withdrawal. Please note, any Ffree Wwithdrawal taken, like any withdrawal, reduces both Contract Value and Remaining Premium. The amount of the Withdrawal Charge deducted varies according to the following schedule: Withdrawal Charge (as a percentage of Remaining Premium): Completed Contract Years 0 1 2 3 4 5 6+ 8.0% 8.0% 7.0% 6.0% 5.0% 4.0% 0.0% You may request a partial withdrawal as either a gross amount withdrawal or a net amount withdrawal. Your selection will have an impact on both the amount you receive and the amount of the Withdrawal Charge assessed on your partial withdrawal. If you elect to receive a gross amount withdrawal, your Contract Value will be reduced by your requested withdrawal amount. Any applicable Withdrawal Charges and taxes will be deducted from your requested withdrawal amount and the remaining amount after deductions will be distributed to you. Therefore, you may receive less than the dollar amount you specified in your withdrawal request. If you elect to receive a net amount withdrawal, your Contract Value will be reduced by your requested withdrawal amount plus the amount needed to cover any applicable Withdrawal Charges and taxes withheld. Therefore, you will receive exactly the amount specified in your withdrawal request, but your Contract Value may be reduced by more than the amount of that request. In each case, Withdrawal Charges, if any, will be assessed against the amount by which your Remaining Premium is reduced (excluding any amount for which the Contract expressly provides for waived or no Withdrawal Charges). A partial withdrawal will reduce Remaining Premium by the amount of Premium withdrawn that incurs a Withdrawal Charge (inclusive of the Withdrawal Charge amount). Note: Withdrawals under a non-qualified Contract will be taxable on an “income first” basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis. We do not assess the Withdrawal Charge on any amounts paid out as: • income payments during your Contract’s income phase (but the Withdrawal Charge is deducted at the Income Date if income payments are commenced in the first Contract Year); 30

• death benefits; • withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution, then the entire amount withdrawn to fulfill your withdrawal request will be subject to the Withdrawal Charge); or • withdrawals of up to $250,000 from the Index Account Options or the Fixed Account (subject to certain exclusions) if you need extended hospital or nursing home care as provided in your Contract. Withdrawal Charges are intended to compensate us for expenses incurred in connection with the promotion, sale, and distribution of the Contracts. We intend to use revenue generated from Withdrawal Charges for any legitimate corporate purpose. For examples illustrating the assessment of Withdrawal Charges in scenarios both with and without earnings present, please see Appendix A, Examples 11 and 12. Waiver of Withdrawal Charge for Extended Care. We will waive withdrawal Charges on up to $250,000 of Contract Value withdrawn, after you have provided us with a physician’s statement verifying that you have been confined to a nursing home or hospital for 90 consecutive days. Your confinement to the nursing home or hospital must begin after the Issue Date of this Contract. This waiver is available only once, no matter the amount withdrawn, or in the circumstances of multiple confinements for the same or a different medical condition and/or Joint Owners. Withdrawals made pursuant to this waiver from Index Account Options are subject to an Interim Value adjustment. You may exercise this waiver only once under your Contract, and only on amounts of up to $250,000 of Contract Value withdrawn. Conditions giving rise to the use of this waiver must begin after the Issue Date of your Contract. Please refer to your Contract for additional details regarding the use of thisthese waivers. You may owe tax on withdrawals for extended care. We encourage you to discuss the use of this waiver and any withdrawals with your financial professional and/or personal tax adviser. INCOME PAYMENTS The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. The Income Date must be at least 13 months after the Contract’s Issue Date. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. Amounts applied to income options from Index Account Options are subject to an Interim Value adjustment. The income options are described below. If you do not select an Income Date, your income payments will begin on the Latest Income Date, which is the Contract Anniversary on which you will be 95 years old, or such date allowed by Jackson of NY on a non-discriminatory basis or required by an applicable qualified plan, law or regulation. You may change the Income Date or income option at least seven days before the Income Date. You must give us written notice at least seven days before the scheduled Income Date. Currently, under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 73 (or such other age as required by law). Currently, distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 73) or the calendar year in which you retire. You do not necessarily have to begin taking income payments from your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death. The triggering age at which you must begin taking distributions under traditional Individual Retirement Annuities, qualified plans and Tax-Sheltered Annuities change periodically. See below for a list of past age requirements and planned future changes to age requirements for beginning these required minimum distributions. • If you reached the age of 70½ before January 1, 2020, distributions were required to begin in the calendar year in which you attained age 70½. 31

• If you reached the age of 72 before January 1, 2023, distributions were required to begin in the calendar year in which you attained age 72. • If you will reach age 73 on or after January 1, 2033, distributions will be required to begin in the calendar year in which you attain age 75. On or before the Income Date, you may elect a single lump-sum payment, or you may choose to have income payments made monthly, quarterly, semi-annually or annually. A single lump-sum payment is considered a total withdrawal and terminates the Contract. If you have less than $2,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20, we may set the frequency of payments so that the first payment would be at least $20, or we may pay out the Contract Value in a single lump-sum payment. The amount applied to an income option will not be less than the greater of the Withdrawal Value (which is the Contract Value after any applicable Interim Value adjustment and Withdrawals Charges have been applied) or 95% of the Contract Value. If you do not choose an income option, we will assume that you selected option 3, which provides for life income with 120 months of guaranteed payments. Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are both the Owner and Annuitant). The following income options may not be available in all states. Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary. Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary. Option 3 - Life Income With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. Additional Options - We may make other income options available. No withdrawals are permitted during the income phase under an income option that is life contingent. If you have elected an income option that is not life contingent, you are permitted to terminate your income payments by taking a total withdrawal in a single lump sum, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option. 32 owned Contracts, both joint Owners, the death benefit shall be paid to the Owner's estate, or in the case of jointly owned Contracts, the estate of the last joint Owner to die. Payout Options. The death benefit can be paid under one of the following payout options: • single lump-sum payment; • payment of entire death benefit within 5 years of the date of death; • on non-qualified contracts or for spousal Beneficiaries or Eligible Designated Beneficiaries on qualified contracts, payment of the entire death benefit under an income option over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death on non-qualified contracts; or • on qualified contracts, payment of the entire death benefit under an income option over a period not extending beyond ten (10) years, with distributions beginning within the calendar year following the calendar year of the Owner's death. Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary. If the Beneficiary elects to receive the death benefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the death benefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the Owner’s date of death. For more information, please see “Spousal Continuation Option” below. Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option in the event your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. Spousal Continuation Option. If your spouse is the sole Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. Moreover, except as described below, we will apply to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate the continuation adjustment amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Short Duration Fixed Account. On the next Contract Anniversary, the continuation adjustment will be reallocated to the 1-year Fixed Account Option unless you provide updated allocation instructions. The Spousal Continuation Option may not be available in your state. See your financial professional for information regarding the availability of the Spousal Continuation Option. If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract. The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state. 34

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract. The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances. Non-Qualified Contracts - General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract oOwner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans, assignments, or pledges based on a non-qualified Contract are treated as distributions. Non-Qualified Contracts - Aggregation of Contracts. For purposes of determining the taxability of a withdrawal, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise. Non-Qualified Contracts - Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts: • paid on or after the date you reach age 59½; • paid to your Beneficiary after you die; • paid if you become totally disabled (as that term is defined in the Code); • paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary; • paid under an immediate annuity; or • which come from Premiums made prior to August 14, 1982. The taxable portion of distributions from a non-qualified annuity Contract are considered investment income for purposes of the Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single head of household taxpayers, $250,000 in the case of married taxpayers filing joint returns, $250,000 in case of Qualifying surviving spouse with dependent child, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisors for more information. Non-Qualified Contracts - Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death. If the owner is a legal entity, the death of any annuitant is treated as the death of the owner for this purpose. 36

APPENDIX A: CALCULATION EXAMPLES

The Contract currently offers two interest Crediting Method/Protection Option combinations for crediting Index Adjustments to the Index Account Options: Cap with Buffer and Performance Trigger with Buffer.

We calculate the Interim Value on each day of the Index Account Option Term. The Interim Value is the amount that is available to be withdrawn or for an Intra-Term Performance Lock from your Index Account Option on any given day. The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage, then apply the greater of the applicable~~either~~ (non-guaranteed)~~a~~ prorated (referred to more simply throughout these examples as "prorated") or guaranteed minimum Index Adjustment Factor (Cap Rate/ Performance Trigger Rate/Buffer Rate), as applicable. Prorated Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. Guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). If the percentage change in Index value is positive, we apply the applicable prorated or guaranteed minimum positive Index Adjustment Factor (e.g. Cap Rate/Performance Trigger Rate). For Cap Crediting Methods, before applying the prorated or guaranteed minimum Index Adjustment Factors, we first multiply the positive Index Return by the Index Participation Rate, which is never prorated. If the Index return is negative, we apply the prorated or guaranteed minimum downside Index Adjustment Factor (i.e. Buffer) that you have elected. Please note: the Index Participation Rate is not prorated as part of the Interim Value Calculation. This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value~~.~~. It should be noted that unless otherwise indicated, Withdrawal Charges are not included in the examples for simplicity and the total Withdrawal Value at any point is equal to the Pre-Withdrawal Interim Value, Intra-Term Performance Lock Interim Value, or the Total Withdrawal Value in the tabular representation of examples 1-6.

INDEX TO EXAMPLES		
During the Crediting Term		
Cap Crediting Method		
Cap with Buffer, Single Withdrawal where Index Return exceeds Cap	Example 1	pg. A-2
Cap with Buffer, Multiple Withdrawals, Index Participation Rate ("IPR") greater than 100%, Index Return within Buffer, Index Return exceeds Buffer	Example 2	pg. A-4
Performance Trigger Crediting Method		
Performance Trigger with Buffer, Single Withdrawal, Index Return greater than PTR, Index Return less than PTR	Example 3	pg. A-8
Performance Trigger with Buffer, Multiple Withdrawals, Index Return less than PTR, Index Return exceeds Buffer, Index Return within Buffer	Example 4	pg. A-11
Intra-Term Performance Lock		
Cap with Buffer, Index Return exceeds Cap	Example 5	pg. A-14
Cap with Buffer, Index Return less than Cap	Example 6	Pg. A-17
Withdrawal Charges		
Withdrawal Charges Without Earnings	Example 11	pg. A-25
Withdrawal Charges With Earnings	Example 12	pg. A-26
On the Term Anniversary		
Automatic Rebalancing		
Contract Anniversary where all Index Account Options are at the end of their Terms	Example 7	pg. A-19
Contract Anniversary where two out of three Index Account Options are at the end of their Terms	Example 8	pg. A-20

A-1

Contract Anniversary where three out of three Index Account Options are at the end of their Terms	Example 9	pg. A-22
Contract Anniversary where an Intra-Term Performance Lock was performed during the Contract Year	Example 10	pg. A-23

Interim Value Adjustment Upon Withdrawals and Index Crediting Examples

Example 1: This example demonstrates the impact on contract values of taking a single partial withdrawal when the Cap crediting method is elected with the Buffer protection option. The term starts on January 1, and the withdrawal occurs on August 8 when the index return is positive and higher than the Cap Rate. Contract values are also quoted at the beginning of the term and end of the term where the index return is positive and higher than the Cap Rate.

- Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)).
- Your prorated Cap Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term.
- On January 1, you make the first Premium payment of $100,000 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 100% Index Participation Rate ("IPR"), and 10% Buffer. Your guaranteed minimum Cap Rate is 5.26027~~5.26~~%, which is calculated as 8% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.57534~~6.58~~%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1).
- On August 8, 219 days have elapsed during your crediting term. Your Cap Rate is 5.26027~~5.26~~%, which is equal to the greater of your prorated Cap Rate (8% * 219/365 = 4.80%) and your guaranteed minimum Cap Rate (5.26027~~5.26~~%). Your Buffer is 6.57534~~6.58~~%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.57534~~6.58~~%).
- If the Index is up 6% your Adjusted Index Return is the lesser of the Cap Rate (5.26027~~5.26~~%) and Index Return multiplied by the Index Participation Rate (6% * 100% = 6%). Your Interim Value at that time would be credited the Index Adjustment based on the Adjusted Index Return ($100,000 * 5.26027~~5.26~~% + $100,000 = $105,260.27). This would be the amount available for a full withdrawal from the Index Account at that time.
- If you take a partial withdrawal of $5,000, your Index Account Option Value will be reduced by the proportion of your partial withdrawal to the Interim Value ($5,000/$105,260.27 = 4.75013~~4.75~~%).
- Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.75013~~4.75~~% * $100,000 = $95,249.87). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value.
- After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,249.87 * 5.26027~~5.26~~% + $95,249.87 = $100,260.27). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($105,260.27) minus the withdrawal amount ($5,000).
- Carrying this example forward to the end of the Term, assume the Index is up 10%. You will have accrued the full Cap Rate (8%) and Buffer (10%). Since the Index Return is positive, the Index Adjustment credited would be the lesser of the Cap Rate and Index growth multiplied by the Index Participation Rate ($95,249.87 + 8% * $95,249.87 = $102,869.86) to find the final total Withdrawal Value. The total Withdrawal Value will become the starting Index Account Option Value for the next Index Account Option Term.

Tabular Representation of Example 1 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365

A-2

Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	100%	100%	100%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26027%	5.26027%	5.26027%
Cap Rate [H] = greater of [F] or [G]	5.26027%	5.26027%	8.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00000%	5.26027%	8.00000%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,249.87
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	105,260.27	102,869.86
Withdrawals [P]	0.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00000%	4.75013%	0.00000%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,249.87	95,249.87
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	100,260.27	102,869.86

Tabular Representation of Example 1 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	100%	100%	100%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26%	5.26%	5.26%
Cap Rate [H] = greater of [F] or [G]	5.26%	5.26%	8.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	10.00%

A-3

Index Adjustment [M] = min ([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00%	5.26%	8.00%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,249.87
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	105,260.27	102,869.86
Withdrawals [P]	0.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00%	4.75%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,249.87	95,249.87
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	100,260.27	102,869.86


Example 1
10%
8%
6%
5.26%
August 8th
Jan 1st (End of Term)
Index Return
Index Adjustment

Example 2: This example demonstrates the impact on contract values of taking multiple partial withdrawals throughout the Term when the Cap crediting method is elected with the Buffer protection option. The Term starts on January 1 and the first withdrawal occurs on May 27 when the index return is positive and lower than the Cap Rate. The second withdrawal occurs on October 20 when the index return is negative and within the Buffer. Contract values are also quoted at the beginning of the term and end of the term where the index return is negative and exceeds the Buffer.

- Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)).

A-4

• Your prorated Cap Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. • On January 1, you make your first Premium payment of $100,000 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 110% Index Participation Rate, and 10% Buffer. Your guaranteed minimum Cap Rate is 5.260275.26%, which is calculated as 8% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346.58%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1). • On May 27, 146 days have elapsed during your crediting term. Your Cap Rate is 5.260275.26%, which is equal to the greater of your prorated Cap Rate (8% * 146/365 = 3.20%) and your guaranteed minimum Cap Rate (5.260275.26%). Your Buffer is 6.575346.58%, which is equal to the greater of your prorated Buffer (10% * 146/365 = 4.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is up 1% your Adjusted Index Return is the lesser of the Cap Rate (5.260275.26%) and Index Return multiplied by the Index Participation Rate (1% * 110% = 1.1%). Your Interim Value at that time would be credited the Index Adjustment based on the Adjusted Index Return ($100,000 * 1.1% + $100,000 = $101,100). This would be the amount available for a full withdrawal from the Index Account at that time. • If you take a partial withdrawal of $5,000 on May 27, your Index Account Option Value at the beginning of the Term will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,100 = 4.945604.95%). • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.945604.95% * $100,000 = $95,054.40). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value. • After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,054.40 * 1.1% + $95,054.40 = $96,100). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($101,100) minus the withdrawal amount ($5,000). • If you make a second partial withdrawal of $5,000 on October 20, 292 days have elapsed during your crediting term. Your Cap Rate is 6.40%, which is equal to the greater of your prorated Cap Rate (8% * 292/365 = 6.40%) and your guaranteed minimum Cap Rate (5.260275.26%). Your Buffer is 8.00%, which is equal to the greater of your prorated Buffer (10% * 292/365 = 8.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is down 4%, no Index Participation Rate is applied to the Index Return and at that time your Interim Value would have the Buffer applied to the loss. Since the Buffer is larger than the loss in Index Value, the Adjusted Index Return results in no loss (0%) being applied to the Interim Value ($95,054.40 + 0% * $95,054.40 = $95,054.40). This would be the amount available for a full withdrawal from the Indexed Account at that time. • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/ $95,054.40 = 5.260275.26%) in your Interim Value ($95,054.40 - 5.260275.26% * $95,054.40 = $90,054.40). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value. • After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($90,054.40* 0% + $90,054.40= $90,054.40). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($95,054.40) minus the withdrawal amount ($5,000). • Carrying this example forward to the end of the Term assume the Index is down 12%. You will have accrued the full Cap Rate (8%) and Buffer (10%). The Index Participation Rate is not applied to the Index Return because the Index Return is negative. Since the Index is down by more than the Buffer, the Adjusted Index Return would be the loss added to the Buffer (-12% + 10% = -2%) and the Index Account Option Value is credited the Index Adjustment ($90,054.40+ -2% * $90,054.40= $88,253.31) to find the final total Withdrawal Value. The total Withdrawal Value will become the starting Index Account Option Value for the next Index Account Option Term. Tabular Representation of Example 2 (1-year Term) Days Elapsed in Crediting Term [A] 0 146 292 365 Total number of days in crediting term [B] 365 365 365 365 A-5

Year to Date Index Change [C]	0.00%	1.00%	-4.00%	-12.00%
Index Participation Rate [D]	110%	110%	110%	110%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	3.20%	6.40%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26027%	5.26027%	5.26027%	5.26027%
Cap Rate [H] = greater of [F] or [G]	5.26027%	5.26027%	6.40000%	8.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	4.00%	8.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	8.00000%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00000%	1.10000%*	0.00000%	-2.00000%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,054.40	90,054.40
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	101,100.00	95,054.40	88,253.31
Withdrawals [P]	0.00	5,000.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00000%	4.94560%	5.26015%	0.00000%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,054.40	90,054.40	90,054.40
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	96,100.00	90,054.40	88,253.31

*This is greater than the Index Return due to the Index Participation Rate.

A-6

Tabular Representation of Example 2 (1-year Term)				
Days Elapsed in Crediting Term [A]	0	146	292	365
Total number of days in crediting term [B]	365	365	365	365
Year to Date Index Change [C]	0.00%	1.00%	-4.00%	-12.00%
Index Participation Rate [D]	110%	110%	110%	110%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	3.20%	6.40%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26%	5.26%	5.26%	5.26%
Cap Rate [H] = greater of [F] or [G]	5.26%	5.26%	6.40%	8.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	4.00%	8.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	8.00%	10.00%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00%	1.10%	0.00%	-2.00%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,054.40	90,054.40
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	101,100.00	95,054.40	88,253.31
Withdrawals [P]	0.00	5,000.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00%	4.95%	5.26%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,054.40	90,054.40	90,054.40
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	96,100.00	90,054.40	88,253.31

A-7

Example 3: This example demonstrates the impact on contract values of taking a single partial withdrawal when the Performance Trigger crediting method is elected with the Buffer protection option. The Term starts on January 1 and the withdrawal occurs on August 8 when the index return is positive and higher than the Performance Trigger Rate. Contract values are also quoted at the beginning of the term and end of the term where the index return is positive and lower than the Performance Trigger Rate. • Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). • Your prorated Performance Trigger Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. • On January 1, you make an initial Premium payment of $100,000 and you are 100% allocated to a 1-year Performance Trigger with Buffer Index Account Option with a 6% Performance Trigger Rate and 10% Buffer. Your guaranteed minimum Performance Trigger Rate is 3.945213.95%, which is calculated as 6% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346.58%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1). • On August 8, 219 days have elapsed during your crediting term. Your Performance Trigger Rate is 3.945213.95%, which is equal to the greater of your prorated Performance Trigger Rate (6% * 219/365 = 3.60%) and your guaranteed minimum Performance Trigger Rate (3.945213.95%). Your Buffer is 6.575346.58%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is up 6% your Interim Value at that time would be credited with the Performance Trigger Rate ($100,000 * 3.945213.95% + $100,000 = $103,945.21). This would be the amount available for a full withdrawal from the Index Account at that time. • If you take a partial withdrawal of $5,000, your Index Account Option Value will be reduced by the proportion of your partial withdrawal to the Interim Value ($5,000/$103,945.21 = 4.810234.81%). A-8

- Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.81023~~4.81~~% * $100,000 = $95,189.77). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value.
- After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,189.77* 3.94521~~3.95~~% + $95,189.77 = $98,945.21). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($103,945.21) minus the withdrawal amount ($5,000).
- Carrying this example forward to the end of the Term, assume the Index is up 4%. You will have accrued the full Performance Trigger Rate (6%) and Buffer (10%). Since the Index is up, the Index Adjustment credited would be the Performance Trigger Rate ($95,189.77 + 6% * $95,189.77 = $100,901.16) to find the final total Withdrawal Value. The total Withdrawal Value will become the starting Index Account Option Value for the next Index Account Option Term.

Tabular Representation of Example 3 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	N/A	N/A	N/A
Full-Term Performance Trigger Rate [E]	6.00%	6.00%	6.00%
Prorated Performance Trigger Rate [F] = [E] x [A] / [B]	0.00%	3.60%	6.00%
Guaranteed Minimum Performance Trigger Rate [G] = [E] x (60 x 1 + 180) / [B]	3.94521%	3.94521%	3.94521%
Performance Trigger Rate [H] = 0% if 0 days elapsed in crediting term [H] = greater of [F] or [G] otherwise	0.00000%	3.94521%	6.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = [H] otherwise	0.00000%	3.94521%	6.00000%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,189.77
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	103,945.21	100,901.16
Withdrawals [P]	0.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00000%	4.81023%	0.00000%

A-9

Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,189.77	95,189.77
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	98,945.21	100,901.16

Tabular Representation of Example 3 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	N/A	N/A	N/A
Full-Term Performance Trigger Rate [E]	6.00%	6.00%	6.00%
Prorated Performance Trigger Rate [F] = [E] x [A] / [B]	0.00%	3.60%	6.00%
Guaranteed Minimum Performance Trigger Rate [G] = [E] x (60 x 1 + 180) / [B]	3.95%	3.95%	3.95%
Performance Trigger Rate [H] = 0% if 0 days elapsed in crediting term [H] = greater of [F] or [G] otherwise	—% ~~3.95%~~	3.95%	6.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	10.00%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = [H] otherwise	—% ~~3.95%~~	3.95%	6.00%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,189.77
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00 ~~103,945.21~~	103,945.21	100,901.16
Withdrawals [P]	0.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00%	4.81%	0.00%

A-10

Index Account Option Value [R] = [N] x (1 - [Q]) 100,000.00 95,189.77 95,189.77 Total Withdrawal Value [S] = [R] x (1 + [M]) 100,000.00 103,945.21 98,945.21 100,901.16 Example 4: This example demonstrates the impact on contract values of taking multiple partial withdrawals throughout the Term when the Performance Trigger crediting method is elected with the Buffer protection option. The Term starts on January 1 and the first withdrawal occurs on May 27 when the index return is positive and does not exceed the Performance Trigger Rate. The second withdrawal occurs on October 20 when the index return is negative and exceeds the Buffer. Contract values are also quoted at the beginning of the term and end of the term where the index return is negative and within the Buffer. • Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). • Your prorated Performance Trigger Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. • On January 1, you make an initial Premium payment of $100,000 and you are 100% allocated to a 1-year Performance Trigger with Buffer Index Account Option with a 6% Performance Trigger Rate and 10% Buffer. Your guaranteed minimum Performance Trigger Rate is 3.945213.95%, which is calculated as 6% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346.58%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1) • On May 27, 146 days have elapsed during your crediting term. Your Performance Trigger Rate is 3.945213.95%, which is equal to the greater of your prorated Performance Trigger Rate (6% * 146/365 = 2.40%) and your guaranteed minimum A-11

Performance Trigger Rate (3.94521~~3.95~~%). Your Buffer is 6.57534~~6.58~~%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.57534~~6.58~~%).

- If the Index is up 1%, your Interim Value at that time would be credited with the Performance Trigger Rate ($100,000 * 3.94521~~3.95~~% + $100,000 = $103,945.21). This would be the amount available for a full withdrawal from the Index Account at that time.
- If you take a partial withdrawal $5,000 on May 27, your Index Account Option Value will be reduced by the proportion of your partial withdrawal to the Interim Value ($5,000/$103,945.21 = 4.81023~~4.81~~%).
- Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.81023~~4.81~~% * $100,000 = $95,189.77). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value.
- After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,189.77 * 3.94521~~3.95~~% + $95,189.77= $98,945.21). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($103945.21) minus the withdrawal amount ($5,000).
- If you make a second partial withdrawal of $5,000 on October 20, 292 days have elapsed during your crediting term. Your Performance Trigger Rate is 4.80%, which is equal to the greater of your prorated Performance Trigger Rate (6% * 292/365 = 4.80%) and your guaranteed minimum Performance Trigger Rate (3.94521~~3.95~~%). Your Buffer is 8.00%, which is equal to the greater of your prorated Buffer (10% * 292/365 = 8.00%) and your guaranteed minimum Buffer (6.57534~~6.58~~%).
- If the Index is down 10% at that time, your Interim Value would have the Buffer applied to the loss and since the Index is down by more than the Buffer it would apply the net difference (8% + -10% = -2%) to your Interim Value ($95,189.77 + -2% * $95,189.77= $93,285.98). This would be the amount available for a full withdrawal from the Indexed Account at that time.
- Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/ $93,285.98 = 5.35986~~5.36~~%) in your Interim Value ($95,189.77 - 5.35986~~5.36~~% * $95,189.77 = $90,087.73). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value.
- After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($90,087.73 * -2% + $90,087.73 = $88,285.98). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($93,285.98) minus the withdrawal amount ($5,000).
- Carrying this example forward to the end of the Term, assume the Index is down 9%. You will have accrued the full Performance Trigger Rate (6%) and Buffer (10%). Since the Buffer is larger than the loss in Index Value, the Index Return results in no loss (0%) and the Index Account Option Value is fully protected ($90,087.73 + 0% * $90,087.73= $90,087.73). This would be the total Withdrawal Value from the Indexed Account at that time~~.~~. The total Withdrawal Value will become the starting Index Account Option Value for the next Index Account Option Term.

Tabular Representation of Example 4 (1-year Term)				
Days Elapsed in Crediting Term [A]	0	146	292	365
Total number of days in crediting term [B]	365	365	365	365
Year to Date Index Change [C]	0.00%	1.00%	-10.00%	-9.00%
Index Participation Rate [D]	N/A	N/A	N/A	N/A
Full-Term Performance Trigger Rate [E]	6.00%	6.00%	6.00%	6.00%
Prorated Performance Trigger Rate [F] = [E] x [A] / [B]	0.00%	2.40%	4.80%	6.00%
Guaranteed Minimum Performance Trigger Rate [G] = [E] x (60 x 1 + 180) / [B]	3.94521%	3.94521%	3.94521%	3.94521%

A-12

Performance Trigger Rate [H] = 0% if 0 days elapsed in crediting term [H] = greater of [F] or [G] otherwise	0.00000%	3.94521%	4.80000%	6.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	4.00%	8.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	8.00000%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = [H] otherwise	0.00000%	3.94521%	-2.00000%	0.00000%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,189.77	90,087.73
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	103,945.21	93,285.98	90,087.73
Withdrawals [P]	0.00	5,000.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00000%	4.81023%	5.35986%	0.00000%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,189.77	90,087.73	90,087.73
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	98,945.21	88,285.98	90,087.73

Tabular Representation of Example 4 (1-year Term)				
Days Elapsed in Crediting Term [A]	0	146	292	365
Total number of days in crediting term [B]	365	365	365	365
Year to Date Index Change [C]	0.00%	1% ~~10.00%~~	-10.00%	-9.00%
Index Participation Rate [D]	N/A	N/A	N/A	N/A
Full-Term Performance Trigger Rate [E]	6.00%	6.00%	6.00%	6.00%
Prorated Performance Trigger Rate [F] = [E] x [A] / [B]	0.00%	2.40%	4.80%	6.00%
Guaranteed Minimum Performance Trigger Rate [G] = [E] x (60 x 1 + 180) / [B]	3.95%	3.95%	3.95%	3.95%
Performance Trigger Rate [H] = greater of [F] or [G]	3.95%	3.95%	4.80%	6.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	4.00%	8.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	8.00%	10.00%

A-13

Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = [H] otherwise	3.95%	3.95%	-2.00%	0.00%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,189.77	90,087.73
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	103,945.21	103,945.21	93,285.98	90,087.73
Withdrawals [P]	0.00	5,000.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00%	4.81%	5.36%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,189.77	90,087.73	90,087.73
Total Withdrawal Value [S] = [R] x (1 + [M])	103,945.21	98,945.21	88,285.98	90,087.73



Example 4
3.95% Performance Trigger Rate
4.8% Performance Trigger Rate
6% Performance Trigger Rate
3.95%
1%
0%
-2%
-6.58% Buffer
-8% Buffer
-10%
-9%
-10% Buffer
May 27th
October 20th
Jan 1st (End of Term)
Index Return
Index Adjustment

Intra-Term Performance Lock Examples

Example 5: This example demonstrates an Intra-Term Performance Lock transfer three fifths of the way through the Term from a Cap with Buffer Index Account Option when the Index Return exceeds the Cap Rate.

- This example utilizes the same return parameters as Example 1.

A-14

- Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)).
- Your prorated Cap Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term.
- Your starting Premium is $100,000 on January 1 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 100% IPR, and 10% Buffer. Your guaranteed minimum Cap Rate is 5.26027~~5.26~~%, which is calculated as 8% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.57534~~6.58~~%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1)
- On August 8, 219 days have elapsed during your crediting term. Your Cap Rate is 5.26027~~5.26~~%, which is equal to the greater of your prorated Cap Rate (8% * 219/365 = 4.80%) and your guaranteed minimum Cap Rate (5.26027~~5.26~~%). Your Buffer is 6.57534~~6.58~~%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.57534~~6.58~~%).
- If the Index is up 6% your Adjusted Index Return is the lesser of the Cap Rate (5.26027~~5.26~~%) and Index Return multiplied by the Index Participation Rate (6% * 100% = 6%). Your Interim Value at that time would be credited the Index Adjustment based on the Adjusted Index Return ($100,000 * 5.26027~~5.26~~% + $100,000 = $105,260.27).
- If you perform an Intra-Term Performance Lock, all of your Index Account Option Value associated with the Index Account Option will be transferred into the Short Duration Fixed Account where it will be credited a fixed interest rate until the next Contract Anniversary. Thus, all $105,260.27 of the Interim Value would be subject to the Intra-Term Performance Lock and the Index Account Option Value will be reduced by 100% ($105,260.27/$105,260.27 = 100%).
- Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value and is now zero ($100,000 - 100% * $100,000 = $0). Since the Index Account Option Value is zero, no adjustments will be applied and your Withdrawal Value from the Index Account Option is also zero.
- Carrying this example forward to the end of the Term, assume the Index is up 10%. Since your Index Account Option Value is still zero, no Index Adjustment is applied and the final total Withdrawal Value associated with the Index Account is zero.

Tabular Representation of Example 5 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	100%	100%	100%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26027%	5.26027%	5.26027%
Cap Rate [H] = greater of [F] or [G]	5.26027%	5.26027%	8.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00000%	5.26027%	8.00000%

A-15

Pre Intra-Term Performance Lock Index Account Option Value [N]	100,000.00	100,000.00	0.00
Pre Intra-Term Performance Lock Interim Value [O] = [N] x (1 + [M])	100,000.00	105,260.27	0.00
Intra-Term Performance Lock [P]	0.00	105,260.27	0.00
Percent of Interim Value Intra-Term Performance Locked [Q] = [P] / [O]	0.00%	100.00%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	0.00	0.00
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	0.00	0.00

Tabular Representation of Example 5 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	100%	100%	100%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26%	5.26%	5.26%
Cap Rate [H] = greater of [F] or [G]	5.26%	5.26%	8.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	10.00%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00%	5.26%	8.00%
Pre Intra-Term Performance Lock Index Account Option Value [N]	100,000.00	100,000.00	0.00
Pre Intra-Term Performance Lock Interim Value [O] = [N] x (1 + [M])	100,000.00	105,260.27	0.00
Intra-Term Performance Lock [P]	0.00	105,260.27	0.00

A-16

Percent of Interim Value Intra-Term Performance Locked [Q] = [P] / [O]	0.00%	100.00%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	0.00	0.00
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	0.00	0.00

Example 6: This example demonstrates an Intra-Term Performance Lock transfer three fifths of the way through the Term from a Cap Rate with Buffer Index Account Option when the Index return is less than the Cap Rate.

- Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)).
- Your prorated Cap Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term.
- Your starting Premium is $100,000 on January 1 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 110% Index Participation Rate, and 10% Buffer. Your guaranteed minimum Cap Rate is 5.26027~~5.26~~%, which is calculated as 8% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.57534~~6.58~~%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1)
- On August 8, 219 days have elapsed during your crediting term. Your Cap Rate is 5.26027~~5.26~~%, which is equal to the greater of your prorated Cap Rate (8% * 219/365 = 4.80%) and your guaranteed minimum Cap Rate (5.26027~~5.26~~%). Your Buffer is 6.57534~~6.58~~%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.57534~~6.58~~%).
- If the Index is up 2% your Adjusted Index Return is the lesser of the Cap Rate (5.26027~~5.26~~%) and Index Return multiplied by the Index Participation Rate (2% * 110% = 2.2%). Your Interim Value at that time would be credited the Index Adjustment based on the Adjusted Index Return ($100,000 * 2.2% + $100,000 = $102,200).
- If you perform an Intra-Term Performance Lock, all of your Index Account Option Value associated with the Index Account Option will be transferred into the Short Duration Fixed Account where it will be credited a fixed interest rate until the next Contract Anniversary. Thus, all $102,200 of the Interim Value would be subject to the Intra-Term Performance Lock and the Index Account Option Value will be reduced by 100% ($102,200/$102,200 = 100%).
- Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 100% * $100,000 = $0). Since the Index Account Option Value is zero, no adjustments will be applied and your Withdrawal Value from the Index Account Option is also zero.
- Carrying this example forward to the end of the Term, assume the Index is up 5%. Since your Index Account Option Value is still zero, no Index Adjustment is applied and the final total Withdrawal Value associated with the Index Account is zero.

Tabular Representation of Example 6 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	2.00%	5.00%
Index Participation Rate [D]	110%	110%	110%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26027%	5.26027%	5.26027%
Cap Rate [H] = greater of [F] or [G]	5.26027%	5.26027%	8.00000%

A-17

Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00000%	2.20000%	5.50000%*
Pre Intra-Term Performance Lock Index Account Option Value [N]	100,000.00	100,000.00	0.00
Pre Intra-Term Performance Lock Interim Value [O] = [N] x (1 + [M])	100,000.00	102,200.00	0.00
Intra-Term Performance Lock [P]	0.00	102,200.00	0.00
Percent of Interim Value Intra-Term Performance Locked [Q] = [P] / [O]	0.00%	100.00%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	0.00	0.00
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	0.00	0.00

*This is greater than the Index Return due to the Index Participation Rate.

Tabular Representation of Example 6 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	2.00%	5.00%
Index Participation Rate [D]	110%	110%	110%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26%	5.26%	5.26%
Cap Rate [H] = greater of [F] or [G]	5.26%	5.26%	8.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	10.00%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00%	2.20%	5.50%

A-18

Pre Intra-Term Performance Lock Index Account Option Value [N]	100,000.00	100,000.00	0.00
Pre Intra-Term Performance Lock Interim Value [O] = [N] x (1 + [M])	100,000.00	102,200.00	0.00
Intra-Term Performance Lock [P]	0.00	102,200.00	0.00
Percent of Interim Value Intra-Term Performance Locked [Q] = [P] / [O]	0.00%	100.00%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	0.00	0.00
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	0.00	0.00

Automatic Rebalancing at Contract Anniversaries Examples

Example 7: This example demonstrates the automatic rebalancing option at the 1st Contract Anniversary when Contract Options with one-year terms are elected on the Contract.

- For this example, assume you have an initial Premium of $100,000. Your initial allocations are 50% to the 1-year S&P 500 Cap with Buffer Crediting Method with a Cap Rate of 8.00% and 100% Index Participation Rate and 50% to the 1-year S&P 500 Performance Trigger with Buffer Crediting Method with a Performance Trigger Rate of 6.00%. The Buffer for each Index Account Option is 10%. Each Contract Option would be allocated with $50,000 ($100,000 * 50% = $50,000).
- You elect the automatic rebalancing option with the same allocation instructions as you provided for your initial Premium.
- If the S&P 500 Index is up 10% at the 1st Contract Anniversary, the following adjustments to the Contract Value would be made for each Contract Option:
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the Adjusted Index Return would be the lesser of the Cap Rate (8%) and the Index Return multiplied by the Index Participation Rate (10% * 100% = 10%). The Index Account Option Value would be credited the Index Adjustment based on the Adjusted Index Return ($50,000 * 8% + $50,000 = $54,000).
  - For the 1-year S&P 500 Performance Trigger with Buffer Crediting Method, the Index Account Option Value would be credited with the Performance Trigger Rate (6%) ($50,000 * 6% + $50,000 = $53,000).
- At the 1st Contract Anniversary, both elected Contract Options are at the end of their term and are eligible to be automatically rebalanced. The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($54,000 + $53,000 = $107,000).
- Given both elected Contract Options are eligible for automatic rebalancing, the allocation percentages for the Contract Options do not need to be adjusted.
- At the 1st Contract Anniversary, automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the allocation percentage for the Contract Option multiplied by the total Contract Value eligible for rebalancing:
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the amount allocated at the 1st Contract Anniversary would be $53,500 ($107,000 * 50% = $53,500).
  - For the 1-year S&P 500 Performance Trigger with Buffer Crediting Method, the amount allocated at the 1st Contract Anniversary would be $53,500 ($107,000 * 50% = $53,500).

A-19

- For the 3-year S&P 500 Cap with Buffer Crediting Method, 365 days have elapsed during the crediting term. Your Cap Rate is 8%, which is equal to the greater of your prorated Cap Rate (24% * 365 / [365 * 3] = 8%) and your guaranteed minimum Cap Rate (24% * [60 * 3 + 180] / [365 * 3] = 7.89%). T~~t~~he Adjusted Index Return would be the lesser of the Cap Rate (8%~~, which is the greater of your prorated Cap Rate of 8% or your guaranteed minimum Cap Rate of 7.89%~~) and the Index Return multiplied by the Index Participation Rate (10% * 100% = 10%). The Index Account Option Value would be credited the Index Adjustment based on the Adjusted Index Return ($40,000 * 8% + $40,000 = $43,200).

- At the 1st Contract Anniversary, only the Contract Options with the one-year terms are at the end of their term and are eligible to be automatically rebalanced. The Contract Option with the three-year term is not expired, so it is ineligible for automatic rebalancing on this Contract Anniversary.
  - The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($20,200 + $43,200 = $63,400).
  - The total allocation percentage ineligible for automatic rebalancing is the sum of the instructed allocation percentages corresponding to Contract Options that are ineligible for rebalancing on this Contract Anniversary, in this case the 3-year term crediting method (40%).
- The allocation percentages for automatic rebalancing at the 1st Contract Anniversary for the eligible Contract Options are adjusted to not include the allocation percentages of Contract Options ineligible for automatic rebalancing. The adjusted allocation percentages of the eligible Contract Options are calculated as the specified allocation percentage of the eligible Contract Option divided by one minus the total allocation percentage ineligible for automatic rebalancing (1 - 40% = 60%):
  - For the 1-year Fixed Account Option, the adjusted allocation percentage is 33.3333~~33.33~~% (20% / (60%) = 33.3333~~33.33~~%).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the adjusted allocation percentage is 66.6667~~66.67~~% (40% / (60%) = 66.6667~~66.67~~%).
- At the 1st Contract Anniversary, automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the adjusted allocation percentage for the eligible Contract Option multiplied by the total Contract Value eligible for rebalancing:
  - For the 1-year Fixed Account Option, the amount allocated at the 1st Contract Anniversary would be $21,133.33 ($63,400 * 33.3333~~33.33~~% = $21,133.33).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the amount allocated at the 1st Contract Anniversary would be $42,266.67 ($63,400 * 66.6667~~66.67~~% = $42,266.67).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, no amount would allocate since the Contract Option is ineligible for automatic rebalancing on this Contract Anniversary.

Contract Option	1-Year Fixed Account Option	1-Year S&P 500 Cap with Buffer	3-Year S&P 500 Cap with Buffer
Initial Premium [A]	$100,000.00		
Allocation (%) [B]	20%	40%	40%
Allocation ($) [C] = [A] × [B]	$20,000.00	$40,000.00	$40,000.00
Interest Rate / Index Adjustment [D]	1.00%	8.00%	8.00%
Contract Value at 1st Contract Anniversary [E] = [C] × (1+[D])	$20,200.00	$43,200.00	$43,200.00
Contract Option Eligible for Rebalancing [F] = "No" if Contract Option has not expired and the Contract Option Value is > 0, "Yes" Otherwise	Yes	Yes	No

A-21

Total Contract Value Eligible for Rebalancing [G] = Sum of row [E] if row [F] = "Yes"	$63,400.00		
Total Allocation Percentage Ineligible for Automatic Rebalancing [H] = Sum of row [B] if row [F] = "No"	40.00%		
Adjusted Allocation Percentage [I] = [B] / (1-[H]) if [F] = "Yes", "N/A" otherwise	33.33333% ~~33.33%~~	66.66667% ~~66.67%~~	N/A
Allocation at 1st Contract Anniversary [J] = [G] × [I] if [F] = "Yes", "N/A" Otherwise	$21,133.33	$42,266.67	N/A
Net Amount Transferred In (+)/ Out (-) due to Automatic Rebalancing [K] = [J] - [E] if [F] = "Yes", 0 Otherwise	$933.33	-$933.33	$0.00

Example 9: This example demonstrates the automatic rebalancing option at the 3rd Contract Anniversary when Contract Options with one-year and three-year terms are elected on the Contract.

- This example is a continuation of Example 8 in which the automatic rebalancing option is elected. You have the following allocation instructions on the Contract: 20% allocated to the 1-year Fixed Account Option with a 1.00% credited rate, 40% allocated to the 1-year S&P 500 Cap with Buffer Crediting Method with a Cap Rate of 8.00% and 100% Index Participation Rate, and 40% allocated to the 3-year S&P 500 Cap with Buffer Crediting Method with a Cap Rate of 24.00% and 100% Index Participation Rate. The Buffer for each Index Account Option is 10%. The 1-year Fixed Account Option and 1-year S&P 500 Cap with Buffer Crediting Method respectively had $21,760 and $43,520 allocated to them at the 2nd Contract Anniversary. The 3-year S&P 500 Cap with Buffer had $40,000 allocated to it at the issue of the Contract, consistent with Example 8.
- If the S&P 500 Index is up 24% since the issue of the Contract and is up 4% during the 3rd Contract Year, the following adjustments to the Contract Value would be made for each Contract Option:
  - For the 1-year Fixed Account Option, the Fixed Account Value would be credited with the 1.00% credited rate ($21,760 * 1% + $21,760 = $21,977.60).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the Adjusted Index Return would be the lesser of the Cap Rate (8%) and the Index Return during the 3rd Contract Year multiplied by the Index Participation Rate (4% * 100% = 4%). The Index Account Option Value would be credited the Adjusted Index Return ($43,520 * 4% + $43,520 = $45,260.80).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, the Adjusted Index Return would be the lesser of the Cap Rate (24%) and the Index Return since the issue of the Contract multiplied by the Index Participation Rate (24% * 100% = 24%). The Index Account Option Value would be credited the Adjusted Index Return ($40,000 * 24% + $40,000 = $49,600).
  - At the 3rd Contract Anniversary, the Contract Options with the one-year Terms and three-year Term are at the end of their term and are eligible to be automatically rebalanced. The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($21,977.60 + $45,260.80 + $49,600.00 = $116,838.40).
- ○ Given all three elected Contract Options are eligible for automatic rebalancing, the allocation percentages for the Contract Options do not need to be adjusted.
- At the 3rd Contract Anniversary, automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the allocation percentage for the Contract Option multiplied by the total Contract Value eligible for rebalancing:
  - For the 1-year Fixed Account Option, the amount allocated at the 3rd Contract Anniversary would be $23,367.68 ($116,838.40 * 20% = $23,367.68).

A-22

- For the 3-year S&P 500 Cap with Buffer Crediting Method, 365 days have elapsed during the crediting term. Your Cap Rate is 8%, which is equal to the greater of your prorated Cap Rate (24% * 365 / [365 * 3] = 8%) and your guaranteed minimum Cap Rate (24% * [60 * 3 + 180] / [365 * 3] = 7.89%). Tthe Adjusted Index Return would be the lesser of the Cap Rate (8%, which is the greater of your prorated Cap Rate of 8% or your guaranteed minimum Cap Rate of 7.89%) and the Index Return multiplied by the Index Participation Rate (6% * 100% = 6%). The Index Account Option Value would be credited the Adjusted Index Return ($50,000 * 6% + $50,000 = $53,000).

- At the 1st Contract Anniversary, an Intra-Term Performance Lock is executed on the 3-year S&P 500 Cap with Buffer Crediting Method, transferring $53,000 to the Short Duration Fixed Account Option. After the Intra-Term Performance Lock, the Index Account Option Value of the 3-year S&P 500 Cap with Buffer Crediting Method is $0.
- At the 1st Contract Anniversary, both Contract Options are eligible for automatic rebalancing. The 1-year Fixed Account Option is eligible as its term has expired. The 3-year S&P 500 Cap with Buffer Crediting Method is eligible since it now has $0 of Contract Value allocated to it due to the Intra-Term Performance Lock.
  - The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($50,500 + $53,000 = $103,500).
  - Given both elected Contract Options are eligible for automatic rebalancing, the allocation percentages for the Contract Options do not need to be adjusted to calculate the automatically rebalanced allocations.
- At the 1st Contract Anniversary, automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the allocation percentage for the Contract Option multiplied by the total Contract Value eligible for rebalancing:
  - For the 1-year Fixed Account Option, the amount allocated at the 1st Contract Anniversary would be $51,750.00 ($103,500 * 50% = $51,750.00).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, the amount allocated at the 1st Contract Anniversary would be $51,750.00 ($103,500 * 50% = $51,750.00).

Contract Option	**1-Year Fixed Account Option**	**3-Year S&P 500 Cap with Buffer**	**Short Duration Fixed Account Option**
Initial Premium [A]	$100,000.00		
Allocation (%) [B]	50%	50%	0%
Allocation ($) [C] = [A] × [B]	$50,000.00	$50,000.00	$0.00
Interest Rate / Index Adjustment [D]	1.00%	6.00%	N/A
Contract Value Before Intra-Term Performance Lock [E] = [C] × (1+[D])	$50,500.00	$53,000.00	$0.00
Contract After Intra-Term Performance Lock at 1st Contract Anniversary [F]	$50,500.00	$0.00	$53,000.00
Contract Option Eligible for Rebalancing [G] = "No" if Contract Option has not expired and the Contract Option Value is > 0, "Yes" Otherwise	Yes	Yes	Yes

A-24

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. JACKSON MARKET LINK PRO® ADVISORY II SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY Issued by Jackson National Life Insurance Company of New York® The date of this prospectus is ________, 2024. This prospectus contains information about the Contract and Jackson National Life Insurance Company of New York (“Jackson of NY®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements. Jackson of NY's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs. Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference. This prospectus describes the Indexes, Terms, Crediting Methods, and Protection Options that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Options. The Contracts are sold by broker-dealers who are also registered as, affiliated with, or in a contractual relationship with a registered investment adviser, through their registered representatives/investment adviser representatives. The Contracts are intended to be used by investors who have engaged these investment advisers and investment adviser representatives to manage their Contract Value for a fee which is in addition to any fees and expenses charged under the Contract. We offer other registered index-linked annuity products with different product features, benefits and charges. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, these deductions will reduce Contract Value and may reduce your basic death benefit. The deduction of advisory fees is subject to Interim Value adjustments, and as a result, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. Please note: if you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic death benefit being reduced, the withdrawal will be subject to any applicable taxes and tax penalties. For more information about our administrative rules, please see the subsection titled "Our Administrative Rules" beginning on page 30. The Jackson Market Link Pro Advisory II Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson of NY. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 98% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the Contract Value element of the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. Crediting Methods such as the Cap and Performance Trigger could limit positive Index gain. The Contract currently offers a 10% and 20% Buffer Protection Option, which could expose you to 80-90% loss due to poor Index performance. Crediting Method and Protection Option rates could change in the future. The Buffer Protection Option will always be at least 5%. Jackson of NY is located at 2900 Westchester Avenue, Purchase, New York, 10577. The telephone number is 1-800-599-5651. Jackson of NY is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. You can contact our Jackson of NY Customer Care Center at P.O. Box 24068, Lansing Michigan 48909-4068; 1-800-599-5651; www.jackson.com. An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to adjustments imposed on those withdrawals. See “Risk Factors” beginning on page 9 for more information. Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted. • Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

SUMMARY Jackson Market Link Pro Advisory II is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term"). If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: Cap or Performance Trigger. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to a Buffer Protection Option. The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. There is also a one-year Fixed Account available for election. At the end of an Index Account Option Term, we will credit an Index Adjustment (which may be positive, negative, or equal to zero) based on the Index Return, Crediting Method, and Protection Option of the Index Account Option selected. Prior to the end of an Index Account Option Term, the Index Account Option Value is equal to the Interim Value, which is the greater of the Index Account Option Value at the beginning of the term adjusted for any withdrawals plus the Index Adjustment subject to the greater of any (non-guaranteed) prorated (or guaranteed minimum) Index Adjustment Factors, or zero. Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. Please refer to the section titled “Indexes” for a description of each of the Indexes offered on this Contract. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the MSCI KLD 400 Social Index. Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return at the end of the Index Account Option Term. The Crediting Methods currently offered on the Contract are the Cap, subject to a stated Cap Rate (and an Index Participation Rate,) and the Performance Trigger, subject to a stated Performance Trigger Rate. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), and Performance Trigger Rates are provided at the time of application, and to existing owners and financial professionals at any time, upon request. Crediting Methods must be elected before the start of the Term and will apply for the duration of the Term. • Cap • This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Index Participation Rate, subject to a stated Cap Rate. • The Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. • The Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment. • An Index Participation Rate or a Cap Rate are not a guarantee of any positive return. • In no event will a Cap Rate be lower than 24% for a 6-year Index Account Option Term, 12% for a 3-year Index Account Option Term, or 4% for a 1-year Index Account Option Term. • The Index Participation Rate is not available as a stand-alone Crediting Method. • Performance Trigger ◦ This Crediting Method provides a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is zero or positive. ◦ The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is zero or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. ◦ A Performance Trigger Rate is not a guarantee of any positive return. ◦ 1

The Index Participation Rate is not available as a stand-alone Crediting Method.

Protection Options: aProtection Options providse a level of downside protection if the Index Return is negative. We currently offer a Buffer Protection Option. Current Buffer rates are provided at the time of application.

- A **Buffer** protects from loss up to a specific amount (typically 10% or 20%). You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 10% or more than 30%.

Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose.

As of the date of this prospectus, you may currently select the following combinations of Crediting Methods, Protection Options, and Index Account Option Terms with any of the available Indexes:

Crediting Methods	Protection Options*	Term Length		
	Buffer	1-Year	3-Year	6-Year
Cap	10%, 20%	✓	✓	✓
Performance Trigger	10%	✓	N/A	N/A

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson of NY Customer Care Center for current rate availability.

The available Crediting Method and Protection Option rates are the new business and renewal rates effective as of the first day of an Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLPA2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 25. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.

It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page 21. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Option levels, and Index Account Option Terms we currently offer may not be available through every selling broker-dealer.

Fixed Account: You also have the option to invest all or a portion of your Contract Value into a **Fixed Account**. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-

2

year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate. There is also a Short Duration Fixed Account Option, which is only available in connection with Intra-Term Performance Locks and spousal continuation, and may not be independently elected. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. See “Intra-Term Performance Lock” below in this Summary for information on how the Short Duration Fixed Account Option is used for Intra-Term Performance Lock transfers. In comparison to the one-year Fixed Account Option, the Short Duration Fixed Account Option has lower interest crediting rates, and cannot be independently elected absent an Intra-Term Performance Lock or spousal continuation. Interim Value Adjustment: Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term by measuring the change in your Index Return from the beginning of the Index Account Option Term to the date of the withdrawal (withdrawals in this context include partial or total withdrawals from the Contract, automatic withdrawals, free looks, required minimum distributions ("RMD"), income payments, the deduction of advisory fees pursuant to our administrative rules, and the Contract Value element of death benefit payments). In calculating the Interim Value adjustment, we use the greater of applicable (non-guaranteed) prorated and guaranteed minimum Index Adjustment Factors, which in some instances may serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit when compared to the Index Adjustment you would have received if you had waited until the end of your Index Account Option Term to take your withdrawal. This is because the (non-guaranteed) prorated Index Adjustment Factors are prorated by the time elapsed during the Index Account Option Term. In other words, the values are determined by multiplying the Index Adjustment Factor by the number of days elapsed so far during the Index Account Option Term and then dividing by the total number of days in the Index Account Option Term. Likewise, guaranteed minimum Index Adjustment Factors are lower than the Index Adjustment Factors that would be used to calculate your Index Adjustment at the end of the Index Account Option Term. When calculating your Interim Value, we will applycompare the greater of the applicable (non-guaranteed) prorated Index Adjustment Factors orto the guaranteed minimum Index Adjustment Factors. If the guaranteed minimum Index Adjustment Factor is greater than the prorated Index Adjustment Factor determined based on time elapsed during the Index Account Option Term, then we will use the higher guaranteed minimum Index Adjustment Factor to calculate your Interim Value. This means, if the guaranteed minimum Index Adjustment Factors result in a higher Interim Value, we will apply the higher Interim Value. For an example illustrating the proration of Index Adjustment Factors and the use of guaranteed minimum Index Adjustment Factors, please see "Interim Value" on page 18. We do not prorate the Index Participation Rate. Any negative adjustment could be significant and impact the amount of Contract Value available for future withdrawals. Each time you take a withdrawal from an Index Account Option before the end of your Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. The Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. This means if you withdraw 10% of your Contract Value, your Index Account Option Value will also be reduced by 10%. If an Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If an Interim Value adjustment is negative, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. Intra-Term Performance Lock: Intra-Term Performance Lock is currently available only with the Cap Crediting Method. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra- Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-599-5651. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed immediately above in this Summary section, which can substantially reduce your Index Account 3

Option Value. An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocations" beginning on page 25. Any interest credited to the Contract, whether from allocations to the Index Account Options or the Fixed Account, is backed by the creditworthiness and claims-paying ability of Jackson National Life Insurance Company of New York. You are permitted to make transfers and withdrawals under the terms of the Contract. Full and partial transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. Withdrawals taken from your Index Account OptionsContract may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, and Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial. For more information on the Interim Value adjustment and how it may affect your Contract please see "Interim Value" beginning on page 18. Registered Index-Linked Annuities are long term investments, subject to a potentially substantial loss of principal. Working with a financial professional, you should carefully consider which Indexes, Crediting Methods, and Protection Option levels (or combinations thereof) are right for you based on your risk tolerance, investment objectives, and other relevant factors. Not all options may be suitable for all investors, including the overall purchase of a RILA. Contract Overview Contract Individual single premium deferred registered index-linked annuity contract Minimum Premium $25,000 Issue Ages 0 - 85 Contract Value The sum of the Fixed Account Value and the Index Account Value. Index Account Options Each Index Account Option is defined by an Index, a Crediting Method, a Protection Option, and a Term length. The Crediting Method and Protection Option level you choose define the parameters under which the positive or negative Index Adjustment will be credited. Index Account Option Term Terms currently available under the Contract are 1, 3, and 6 years in length. Index The Indexes currently offered under the Contract are: - S&P 500 Index - Russell 2000 Index - MSCI EAFE Index - MSCI Emerging Markets Index - MSCI KLD 400 Social Index Crediting Method The Crediting Methods currently offered under the Contract are: - Cap - Performance Trigger Protection Options We currently offer a Buffer Protection Option under the Contract. Intra-Term Performance Lock This feature allows you to lock in your Interim Value prior to the end of your Index Account Option Term on Index Account Options with a Cap Crediting Method. If you elect an Intra-Term Performance Lock, your full Interim Value as of the Intra-Term Performance Lock Date will be transferred into the Short Duration Fixed Account Option and the Index Account Option Term will end. Intra-Term Performance Lock is currently only available with elections of the Cap Crediting Method. For more information, see "Intra-Term Performance Lock" beginning on page 25. Fixed Account A Contract Option which provides a declared amount of interest over a stated period. 4

Interim Value The daily value of your Index Account Option on any given Business Day prior to the end of an Index Account Option Term. The Interim Value is calculated using the greater of applicable (non-guaranteed) prorated Index Adjustment Factors, where applicable, (based on the elapsed portion of the Index Account Option Term) orand guaranteed minimum Index Adjustment Factors. Please note: the Index Participation Rate is never prorated. Transfers You may request a transfer to or from the Fixed Account and to or from the Index Account Options. You may also request transfers among the available Index Account Options. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. The effective date of transfers other than those in connection with an Intra-Term Performance Lock is the first day of the Fixed Account term and/or an Index Account Option Term into which a transfer is made. Access to Your Money You may withdraw some or all of your money at any time prior to the Income Date. For any withdrawal from an Index Account Option, an Interim Value adjustment as of the date of the withdrawal will apply and may substantially reduce your Index Account Option Value. Death Benefit For Owners 80 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionately by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal). For Owners age 81 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value. Income Options You can choose to begin taking income from your Contract no sooner than 13 months after the Issue Date, or anytime thereafter. All of the Contract Value must be annuitized. We will use your Interim Value (if you begin taking income on any day other than the Index Account Option Term Anniversary) to calculate your income payments. You may choose from the following annuitization options: - Life Income - Joint Life and Survivor Income - Life Income with Guaranteed Payments for 10 Years or 20 Years - Life Income for a Specified Period Once an income option has been selected, and payments begin, the income option may not be changed. No withdrawals will be permitted once the contract is in the income phase. For more information about income options, please see the section titled "Income Options" on page 31. Charges and Expenses You will bear the following charges and expenses: - Premium and Other Taxes. Additionally, if you take a withdrawal before the end of your Term (including automatic withdrawals, Required Minimum Distributions, income payments, death benefit payments, Free Looks and Intra-Term Performance Locks), we will calculate an Interim Value adjustment, which may serve to limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Also, in the case of a withdrawal before the end of the Term where the Index Return is negative, less protection may be provided the earlier in the Term the withdrawal occurs. Please note that the Contract also imposes Caps that can limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Free Look Provision You may cancel the Contract within a certain time period after receiving it by returning the Contract to us or to the financial professional who sold it to you. This is known as a “Free Look.” We will return your Contract Value and we will not deduct any fees or charges. Free Looks are subject to Interim Value adjustments. 5

Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals, and any amounts transferred out of the Fixed Account. Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract. Income Date - the date on which iIncome pPayments are scheduled to begin as described in the Income Payments section of the prospectusrovisions. Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option. Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period. Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option. Index Account Option Term - the selected duration of an Index Account Option. Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term. Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option. Index Account Value - the sum of the Index Account Option Values. Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term, or at the time of withdrawal of Index Account Option Value. Index Adjustments can be zero, positive, or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return. During an Index Account Option Term, the Index Adjustment is equal to the Adjusted Index Return, which is further adjusted by any prorated or guaranteed minimum Index Adjustment Factors, where applicable. Please note: the Index Participation Rate is never prorated. Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Index Participation Rates (applicable only with the Cap Crediting Method), and Buffer ratess are all Index Adjustment Factors. Index Participation Rate ("IPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Cap Crediting Method. The IPR is an Index Adjustment Factor, and is declared at the beginning of the Index Account Option term. The IPR is guaranteed to be at least 100%, and will never serve to reduce an Index Adjustment. The IPR is not a stand-alone Crediting Method. It is applicable only with the Cap Crediting Method. Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term. Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. On each day of the Index Account Option Term prior to the end of the Index Account Option Term, the Interim Value is the greater of the Index Account Option Value on the first day of the term (which equals any Premium or Contract Value allocated to the Index Account Option on that day) reduced for any withdrawals (including automatic withdrawals, Required Minimum Distributions, income payments, the Contract Value element of death benefit payments, Free Looks, and the deduction of advisory fees pursuant to our administrative rules) or Intra- Term Performance Locks transferred from the Index Account Option during the term in the same proportion as the Interim Value was reduced on the date of the withdrawal or Intra-Term Performance Lock, plus the prorated Index Adjustment subject to the greater of applicable (non-guaranteed) prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term) or guaranteed minimum Index Adjustment Factors, where applicable, or zero. The Interim Value uses applicable prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term), or guaranteed minimum Index Adjustment Factors, if higher, but the Index Participation Rate is not prorated for the purposes of calculating Interim Value prior to the end of the Index Account Option Term. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available for withdrawal or Intra-Term Performance Lock prior to the end of the Index Account Option Term. Intra-Term Performance Lock- a Contract feature that permits the one-time reallocation of Interim Value from an Index Account Option to the Short Duration Fixed Account Option prior to the end of the Index Account Option Term. 7

Intra-Term Performance Lock Date - the date Interim Value is reallocated to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock. Issue Date - the date your Contract is issued. Jackson of NY, JNLNY, we, our, or us – Jackson National Life Insurance Company of New York. (We do not capitalize “we,” “our,” or “us” in the prospectus.) Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non- discriminatory basis or required by a qualified plan, law or regulation. Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner. Performance Trigger Rate ("PTR") - one of two currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met. Premium - consideration paid into the Contract by or on behalf of the Owner. The maximum Premium payment you may make without prior approval is $1 million. This maximum amount is subject to further limitations at any time. Protection Option - the general term used to describe the Buffer Index Adjustment Factor. A Protection Options provides varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative. Required Minimum Distributions ("RMDs") – for certain qualified Ccontracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the Owner of a qualified contract. Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, subject to any applicable positive or negative Interim Value adjustment. 8

RISK FACTORS The purchase of the Contract and the features you elect involve certain risks. You should carefully consider the following factors, in addition to considerations listed elsewhere in this prospectus, prior to purchasing the Contract. Risk of Loss. An investment in an index-linked annuity is subject to the risk of loss. You may lose money, including the loss of principal. Liquidity. We designed the Contract to be a long-term investment that you may use to help save for retirement. Each time you take a withdrawal, prior to the end of the Index Account Option Term, including direct deductions to pay advisory fees pursuant to our administrative rules, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be positive or negative. In doing so, we use the greater of applicable (non-guaranteed) prorated Index Adjustment Factors or, where applicable, and guaranteed minimum Index Adjustment Factors, which serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit. Please note: the Index Participation Rate is never prorated. Any negative adjustment could be significant and impact the amount of Contract Value available for future withdrawals. In addition, amounts withdrawn from this Contract may also be subject to taxes and a 10% additional federal tax penalty if taken before age 59½. If you plan on taking withdrawals before age 59½, this Contract may not be appropriate for you. Limitations on Transfers. You can transfer Contract Value among the Index Account Options and the Fixed Account only at designated times (on the Index Account Option Term Anniversary for amounts invested in Index Account Options, and Contract Anniversaries for amounts invested in the Fixed Account). You cannot transfer out of a current Index Account Option to another Index Account Option (or to the Fixed Account) until the Index Account Option Term Anniversary (unless you are executing an Intra-Term Performance Lock) and you cannot transfer out of the Fixed Account to an Index Account Option until the Contract Anniversary. In all cases, the amount transferred can only be transferred to a new Index Account Option or Fixed Account. This may limit your ability to react to market conditions. You should consider whether the inability to reallocate Contract Value during the elected investment terms is consistent with your financial needs and risk tolerance. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 24. Reallocations. You should understand that a new Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), or Performance Trigger Rate will go into effect on the Index Account Option Term Anniversary for all new Index Account Option Terms. Such rates could be lower, higher, or equal to your current Crediting Method percentage rate. We post all rates online at Jackson.com/RatesJMLPA2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 25. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account. For more information on how rates are set and communicated, please see the subsection titled "Crediting Methods" under "Additional Information About the Index Account Options" beginning on page 20. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 25. Loss of Contract Value. There is a risk of substantial loss of Contract Value (except for amounts allocated to the Fixed Account) due to any negative Index Return that exceeds the Buffer amount. If any negative Index Return exceeds the Buffer you have elected at the end of the Index Account Option Term, you will realize the amount of loss associated with your elected Protection Option level. Buffers are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term. 9

No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities. Tracking Index Performance. When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term. While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Option are applied based on that performance. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations that may cause the value of a security to change, sometimes rapidly and unpredictably. Limits on Investment Return. • Cap Rate. If you elect a Cap Crediting Method, the highest possible return that you may achieve on your investment is equal to the Cap Rate, or "Cap". The Cap therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Caps do not guarantee a certain amount of minimum Index Adjustment credited. Any Index Adjustment based on a Cap Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Cap, even when the positive Index Return is greater. • Performance Trigger Rate. If you elect a Performance Trigger Crediting Method, the highest possible return that you may achieve is equal to the Performance Trigger Rate. The Performance Trigger Rate therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Trigger Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Trigger Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is always equal to the Performance Trigger Rate, even when the positive Index Return is greater. Cap and Performance Trigger Rates are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis. In addition, each time you take a withdrawal, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we apply the greater of (non-guaranteed) proratedprorate the Cap and Performance Trigger Rates (based on the number of days that elapsed in the Term) orand then compare against guaranteed minimum Cap or Performance Trigger RatesIndex Adjustment Factors. If the guaranteed minimum Index Adjustment Factor is greater than the prorated Index Adjustment Factor determined based on time elapsed during the Index Account Option Term, then we will use the higher guaranteed minimum Index Adjustment Factor to calculate your Interim Value. Regardless of whether we use the (non-guaranteed) prorated Cap or Performance Trigger RatesIndex Adjustment Factors or the guaranteed minimum Cap or Performance Trigger RatesIndex Adjustment Factors, this means you will not experience the full advantage of the stated Cap or Performance Trigger Rate. This could serve to decrease any positive Index Adjustment we credit. New rates go into effect at the start of each new Index Account Option Term. Such rates could be lower, higher, or equal to the current rate. If a new rate is unacceptable to you, you will have to reallocate your Contract Value to a different Index Account Option or to the Fixed Account. There is a risk that these other investment options will also not be satisfactory to you. 10

Buffers. If you allocate money to an Index Account Option, Index fluctuations may cause an Index Adjustment to be negative at the end of the Index Account Option Term despite the application of the Buffer Protection Option. AWhen you elect a Buffer, a negative Index Return will result in a negative Index Adjustment if the negative Index Return exceeds the Buffer level you have selected. If we credit your Contract with a negative Index Adjustment, your Index Account Option Value will be reduced. Buffers are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. Any portion of your Contract Value allocated to an Index Account Option will benefit from the protection of the Buffer for that Index Account Option Term only. A new Buffer will be applied to subsequent Index Account Option Terms. You assume the risk that you will incur a loss and that the amount of the loss could be significant. You also bear the risk that sustained negative Index Return may result in a zero or negative Index Adjustment being credited to your Index Account Option Value over multiple Index Account Option Terms. In addition, each time you take a withdrawal, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we will apply the greater of a (non-guaranteed) proratedprorate the Buffer (based on the number of days that elapsed in the Term) or aand then compare against guaranteed minimum BufferIndex Adjustment Factors. If the guaranteed minimum Index Adjustment Factor is greater than the prorated Index Adjustment Factor determined based on time elapsed during the Index Account Option Term, then we will use the higher guaranteed minimum Index Adjustment Factor to calculate your Interim Value. Regardless of whether we use the (non- guaranteed) prorated BufferIndex Adjustment Factors or the guaranteed minimum BufferIndex Adjustment Factors, this means you will not have the full protection of the stated Buffer. This could serve to increase any negative Index Adjustment we credit. If an Index Account Option Value is credited with a negative Index Adjustment for multiple Index Account Option Terms, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Buffer for a single Index Account Option Term. Buffers are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis. Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index, and you may not be able to achieve the level of Index Return you anticipated. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as follows: Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE index value on the day of the replacement is $2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to 10% plus the calculated return of the MSCI EAFE Index from the replacement date. This means that one year later, on your third Contract Anniversary, if the MSCI EAFE Index is $1,900, your Index Return would be 10% + (-5%) = 5%. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. No Interim Value adjustment will apply if we substitute an Index. Changes to the Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), or Performance Trigger Rates, if any, occur at the beginning of the next Index Account Option Term. The guaranteed minimum Buffer will not change for the life of your Contract. Available Buffer rRates are guaranteed never to be less than 10% or more than 30%. We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. You bear the risk that we may eliminate an Index Account Option or certain Index Account Option features and replace them with new options and features that are not acceptable to you. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by 11 the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing. Intra-Term Performance Lock. Because an Intra-Term Performance Lock utilizes Interim Value on the Intra-Term Performance Lock Date, you may receive less on the date you exercise your Intra-Term Performance Lock than you would have had you exercised your Intra-Term Performance Lock on a different date. Because the calculation of Interim Value utilizes the greater of applicable (non-guaranteed) pro-rated Index Adjustment Factors or(where applicable) and guaranteed minimum Index Adjustment Factors, you may receive less than you would have received had you not exercised an Intra-Term Performance Lock and instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. Please note: the Index Participation Rate is never prorated. When you exercise an Intra-Term Performance Lock, you must transfer the full Interim Value from the selected Index Account Option to the Short Duration Fixed Account Option, which means you will not get the benefit of any positive Index market performance for the remainder of that Contract Year. Once you have exercised an Intra-Term Performance Lock, the Interim Value transferred to the Short Duration Fixed Account Option will be inaccessible for transfer until the next Contract Anniversary. It is possible that the same combination of options that made up the Index Account Option on which you exercised your Intra- Term Performance Lock may no longer be available or may have different rates once you reach the Contract Anniversary, thus preventing you from being reallocated into an identical Index Account Option. Further, once you have exercised an Intra-Term Performance Lock, it is irrevocable. Issuing Company. No company other than Jackson of NY has any legal responsibility to pay amounts that Jackson of NY owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson of NY. You should review and be comfortable with the financial strength of Jackson of NY for its claims-paying ability. Effects of Withdrawals, Annuitization, or Death. If any of the following are taken during the Index Account Option Term, they could be subject to an Interim Value adjustment that could reduce your Index Account Option Value: a partial or total withdrawal, Required Minimum Distribution ("RMD"), automatic withdrawals, free look, Intra-Term Performance Lock, the direct deduction of advisory fees pursuant to our administrative rules, income payment, or the Contract Value element of a death benefit payment. Such Interim Value adjustments reduction could be significant. The Interim Value adjustment may result in an Index Adjustment that is less than the Index Adjustment you would have received if you had held the investment until the end of the Index Account Option Term. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. For more information about our administrative rules, please see the subsection titled "Our Administrative Rules" beginning on page 30. All withdrawals, including RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the Death Benefit. Any Return of Premium death benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal. In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95. If your Contract Value falls below the minimum contract value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")" beginning on page 35. 12

Deduction of Advisory Fees from Contract Value. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, we will not report such deductions as taxable distributions under your Contract. Our administrative rules are structured to follow the requirements laid out in a Private Letter Ruling we obtained from the Internal Revenue Service ("IRS") in 2019. For more information about that Private Letter Ruling, please see "Constructive Withdrawals - Investment Adviser Fees" beginning on page 35. It is important to note that deductions to pay advisory fees will always reduce your Contract Value and your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. Advisory fees are in addition to expenses disclosed in this prospectus. This means if you take withdrawals to pay advisory fees and do not follow our administrative rules, all such withdrawals will be subject to any applicable income taxes and penalties. For more information about our administrative rules applicable to the direct deduction of advisory fees from Contract Value, please see the subsection titled "Our Administrative Rules" in the section titled "Access to Your Money" beginning on page 30. 13

THE ANNUITY CONTRACT Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index- linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85. Your Premium and Contract Value may be allocated to: • the Fixed Account, in which amounts earn a declared rate of interest for a certain period, • the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and a Buffercertain Protection Options, all of which may be credited with a zero, positive or negative Index Adjustment based upon the performance of a specified Index. Your Contract, like all deferred annuity contracts, has two phases: • the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and • the income phase, when we make income payments to you. As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. Only two joint Owners are allowed per Contract. Any reference to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner. Ownership Changes. To the extent allowed by law, we reserve the right to refuse ownership changes at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson of NY as of the Issue Date of the Contract may be designated as a new Owner. Jackson of NY assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change. Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. If the Contract is owned by a legal entity, we will use the oldest Annuitant's age for all Contract purposes unless otherwise specified in your Contract. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two. 14

Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change of Beneficiary(ies). The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. Assignment. To the extent allowed by law, we reserve the right to refuse assignments at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution. Jackson of NY assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/or tax advice before requesting any assignment. PREMIUM Minimum Premium: • $25,000 under most circumstances Maximum Premium: • The maximum Premium payment you may make without our prior approval is $1 million. We reserve the right to waive minimum and maximum Premium amounts in a non-discriminatory manner. Our right to restrict Premium to a lesser maximum amount may affect the benefits under your Contract. Allocations of Premium. You may allocate Premium to any available Index Account Option or Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to an Index Account Option or Fixed Account is $100. We will issue your Contract and allocate your Premium payment within two Business Days (days when the New York Stock Exchange is open) after we receive your complete Premium payment and all information that we require for the purchase of a Contract in Good Order. We reserve the right to reject a Premium payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium payment, the Contract will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non- interest bearing account until the Issue Date. If we do not receive all information required to issue your Contract, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). No Premium will be accepted after the Contract has been issued. Free Look. You may cancel your Contract by returning it to your financial professional or to us within ten days after receiving it (60 days after receiving it if it was purchased as a replacement Contract). If you cancel your Contract during this period, we will return: • Premiums paid to the Fixed Account, less • any withdrawals from the Fixed Account, plus • the Index Account Value without deduction for any fees and charges. We will determine the Index Account Value as of the date we receive the Contract. We will pay the applicable free look proceeds within seven days of a request in Good Order. When you exercise a Free Look, amounts returned from Index Account Options are subject to an Interim Value adjustment. 15

CONTRACT OPTIONS The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index. Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below. Short Duration Fixed Account Option. The Short Duration Fixed Account Option is a limited-purpose short-term Fixed Account Option that is used solely for Intra-Term Performance Locks and spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Short Duration Fixed Account Option are guaranteed from the date funds are allocated to the Short Duration Fixed Account Option until the next Contract Anniversary. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into an Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 25. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals; (4) less any amounts transferred out of the Fixed Account; (5) less any advisory fee deductions taken from the Fixed Account. Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the 1-year Fixed Account Option as well as the Short Duration Fixed Account Option. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate, which may vary from year to year. The minimum non-forfeiture rate will be determined by Jackson of NY, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The current Fixed Account Minimum Interest Rate is equal to the current minimum non-forfeiture rate of 2.95%. If the Fixed Account Minimum Interest Rate changes, we will file a supplement providing notice to new purchasers of the Contract. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract, and your Fixed Account Minimum Interest Rate will not change once your Contract has been issued. The Fixed Account Minimum Interest Rate that was applicable at the time your Contract was issued will be reflected in your Contract. Any changes to the Fixed Account Minimum Interest Rate apply only to new purchasers of the Contract on or after the date the new Fixed Account Minimum Interest Rate is effective, which will be the date of the most recent prospectus or the date identified in any applicable supplement filing. In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change. Different base interest rates apply to the Short Duration Fixed Account Option. Index Account. Amounts allocated to the Index Account are credited with an Index Adjustment at the end of each Index Account Option Term based upon the performance of the selected Index, Crediting Method, and Protection Option. Prior to the end of an Index Account Option Term, amounts allocated to the Index Account (adjusted for withdrawals) are credited with an Index Adjustment subject to the greater of any applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors. Your selections from available options make up what are referred to as Index Account Options, which are available 16 with different combinations of Indexes, Protection Option levels, Crediting Methods, and term lengths. As of the date of this prospectus, the following options are currently available for election with any of the Indexes:

Crediting Methods	Protection Options*	Term Length		
	Buffer	1-Year	3-Year	6-Year
Cap	10%, 20%	✓	✓	✓
Performance Trigger	10%	✓	N/A	N/A

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson of NY Customer Care Center for current rate availability.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and the Buffer Protection Options are the rates effective as of the first day of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLPA2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the Jackson of NY Customer Care Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested. The minimum amount you may allocate to an Index Account Option is $100.

- **At the beginning of the Index Account Option Term**, your Index Account Option Value is equal to the Premium allocated or Contract Value transferred to the Index Account Option, less any amount transferred out of the Index Account Option.

- **During the Index Account Option Term**, your Index Account Option Value is equal to the Interim Value, which is equal to the Index Account Option Value at the beginning of the Index Account Option Term, reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term in the same proportion that the Interim Value was reduced on the date of any such withdrawal, credited with a positive or negative Index Adjustment. The Index Adjustment credited is subject to the greater of any applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors~~, where applicable~~, as of the date of the withdrawal. Please note: the Index Participation Rate is not prorated. During the Index Account Option Term, your Interim Value will never be less than zero.

- **At the end of the Index Account Option Term**, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term in the same proportion that the Interim Value was reduced on the date of any such withdrawal, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero.

Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option level chosen.

- If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment.

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• If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment. • If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value. We also credit a positive or negative Index Adjustment during the Index Account Option Term when you exercise an Intra- Term Performance Lock or take a withdrawal. During the term, the Index Adjustment is subject to the greater of applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors, where applicable, as of the date of the Intra-Term Performance Lock or withdrawal. Please note: the Index Participation Rate is not prorated. Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term (withdrawals in this context include partial or total withdrawals from the Contract, free looks, automatic withdrawals, required minimum distributions ("RMD"), income payments, the Contract Value element of death benefit payments, and the direct deduction of advisory fees pursuant to our administrative rules). For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. The Interim Value of an Index Account Option is equal to the amount allocated to the Index Account Option, adjusted for the Index Return of the associated Index and subject to the greater of applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors (e.g. Cap Rate/ Performance Trigger Rate). The Index Participation Rate is not prorated as part of the Interim Value calculation. The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage. If the resulting percentage is positive, we apply the greater of the applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factor (e.g. Cap Rate/Performance Trigger Rate). If the Index return is negative, we apply the greater of the (non-guaranteed) prorated or guaranteed minimum Buffer Protection Option that you have elected. Please note: the Index Participation Rate is not prorated as part of the Interim Value calculation. This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value. Please note that when calculating Interim Value, the Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. If the Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value adjustment is negative, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. In calculating the Interim Value adjustment, we apply the greater of (non-guaranteed)use prorated orand guaranteed minimum Index Adjustment Factors, which in some instances may serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit when compared to the Index Adjustment you would have received if you had waited until the end of your Index Account Option Term to take your withdrawal. This is because the (non-guaranteed) prorated Index Adjustment Factors are prorated by the time elapsed during the Index Account Option Term. In other words, the values are determined by multiplying the Index Adjustment Factor by the number of days elapsed so far during the Index Account Option Term and then dividing by the total number of days in the Index Account Option Term. Likewise, guaranteed minimum Index Adjustment Factors are lower than the Index Adjustment Factors that would be used to calculate your Index Adjustment at the end of the Index Account Option Term. When calculating your Interim Value, we will apply the greater of the applicablecompare your (non-guaranteed) prorated Index Adjustment Factors orto the applicable guaranteed minimum Index Adjustment Factors. If the guaranteed minimum Index Adjustment Factor is greater than the prorated Index Adjustment Factor determined based on time elapsed during the Index Account Option Term, then we will use the higher guaranteed minimum Index Adjustment Factor to calculate your Interim Value. This means, if the guaranteed minimum Index Adjustment Factors result in a higher Interim Value, we will apply the higher Interim Value. Guaranteed minimum Index Adjustment Factors vary by length of the Index Account Option Term, as shown in the formula and example below. Please note that the Index Participation Rate is not prorated at all. For the applicable Index Adjustment 18

Factors (e.g. Cap Rate/Performance Trigger Rate/Buffer), the following formula is used to determine the guaranteed minimum Index Adjustment Factor:

$$\text{Term Length Index Adjustment Factor} \times \left(\frac{60 \times \text{Index Account Option Term Years} + 180}{365 \times \text{Index Account Option Term Years}}\right)$$

Guaranteed minimum Index Adjustment Factors are generally higher than (non-guaranteed) prorated Index Adjustment Factors in the earlier portion of an Index Account Option Term, before what is considered a break-even date. After the break-even date, the (non-guaranteed) prorated Index Adjustment Factors are generally higher than the guaranteed minimum Index Adjustment Factors. The break-even dates for the different Index Account Option Term lengths are as follows:

Term Length	Break-Even
1-Year	240 days (~8 months)
3-Year	360 days (~1 year)
6-Year	540 days (~1.5 years)

An example illustrating the proration of Index Adjustment Factors and the use of guaranteed minimum Index Adjustment Factors immediately follows this paragraph.

Index Adjustment Factor Proration Example utilizing Guaranteed Minimums: Assume on January 1st you allocate Contract Value to a 1-year Index Account Option with a 15% Cap and a 10% Buffer. There are 365 days in your Index Account Option Term. Your Index Adjustment Factors will be prorated on different dates during your term as follows:

- Your guaranteed minimum Buffer for this Index Account Option is equal to 10% * (60 * 1 + 180) / (365 * 1) = 6.5753%
- Your guaranteed minimum Cap for this Index Account Option is equal to 15% * (60 * 1 + 180) / (365 * 1) = 9.8630%
- On February 1st, 31 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to the application of the guaranteed minimum, is calculated using the following formula: 10% * 31 / 365 = 0.8493%. Since this is less than your guaranteed minimum Buffer, your Buffer on February 1st is the guaranteed minimum Buffer of 6.5753%. Your prorated Cap, prior to the application of the guaranteed minimum, is calculated using the following formula: 15% * 31 / 365 = 1.2740%. Since this is less than your guaranteed minimum Cap, your Cap on February 1st is your guaranteed minimum Cap of 9.8630%.
- On July 3rd, 183 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to the application of the guaranteed minimum, is calculated using the following formula: 10% * 183 / 365 = 5.0137%. Since this is less than your guaranteed minimum Buffer, your Buffer on July 3rd is the guaranteed minimum Buffer of 6.5753%. Your prorated Cap, prior to the application of the guaranteed minimum, is calculated using the following formula: 15% * 183 / 365 = 7.5205%. Since this is less than your guaranteed minimum Cap, your Cap on July 3rd is your guaranteed minimum Cap of 9.8630%.
- On October 20th, 292 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to the application of the guaranteed minimum, is calculated using the following formula: 10% * 292 / 365 = 8%. Since this is greater than your guaranteed minimum Buffer, your Buffer on October 20th is your prorated Buffer of 8%. Your prorated Cap, prior to the application of the guaranteed minimum, is calculated using the following formula: 15% * 292 / 365 = 12%. Since this is greater than your guaranteed minimum Cap, your Cap on October 20th is the prorated Cap of 12%.

Please note that the same formula is used to determine the guaranteed minimum Index Adjustment Factors for all Index Account Option Term lengths. While the formula does not change, the input of different Index Account Option Term lengths results in differences to the ultimate output of the formula. For example, the calculation of a guaranteed minimum Buffer for an Index Account Option on which a 10% Buffer has been selected, would look as follows for the varying Index Account Option Term lengths:

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• 1-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 1 + 180) / (365 * 1) = 6.5753% • 3-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 3 + 180) / (365 * 3) = 3.2877% • 6-year Term: Your guaranteed minimum Buffer is equal to 10% * (60 * 6 + 180) / (365 * 6) = 2.4658% Please see Appendix A for examples of the calculation of Interim Value under different withdrawal scenarios throughout the term, including the impact of multiple and single withdrawals, different market conditions, different Crediting Methods and Protection Option levels and different rates. • For examples illustrating Interim Value adjustments for the Cap Crediting Method, please see Examples 1 - 2. • For examples illustrating Interim Value adjustments for the Performance Trigger Crediting Method, please see Examples 3 - 4. • For examples illustrating Interim Value adjustments with a Buffer Protection Option, please see Examples 1 - 46. • For examples illustrating Interim Value adjustments for a single withdrawal, please see Examples 1 and 3. • For examples illustrating Interim Value adjustments for multiple withdrawals, please see Examples 2 and 4. • For examples illustrating Interim Value adjustments where the Index Return is positive, please see Examples 1 and 3. • For examples illustrating Interim Value adjustments where the Index Return is negative, please see Examples 2 and 4. ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following Indexes: • S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. • Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies. • MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australasia, and the Far East. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day. • MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of larger companies. Mid-capitalization companies are more likely to fail than larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). Those risks are typically more acute when issuers are located or operating in emerging markets. Emerging markets may be more likely to experience inflation, political turmoil, and rapid changes in economic conditions than developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, less reliable valuations, and greater risk associated with custody of securities 20 than developed markets. This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day. • MSCI KLD 400 Social Index: The MSCI KLD 400 Social Index is comprised of equity securities that provide exposure to companies with outstanding Environmental, Social and Governance (ESG) ratings and excludes companies whose products have negative social or environmental impacts. Since the primary objective of this Index is to track companies with a positive social or environmental impact, this Index may underperform the market as a whole or other indexes that do not screen for ESG standards. The Index may include large-, mid-, and small-capitalization companies. In general, large capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of other successful smaller companies, and the securities of smaller capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Smaller companies are more likely to fail than larger companies. We reserve the right to add, remove, or replace any Index, Term, Crediting Method, or Protection Option in the future, subject to necessary regulatory approvals. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. Replacing an Index. We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term. We will notify you in writing at least 30 days before we replace an Index. If an Index is replaced during an Index Account Option Term, the Index Return will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as shown in the Example below. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the Index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE Index value on the day of the replacement is $2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to 10% plus the calculated return of the MSCI EAFE Index from the replacement date. This means that one year later, on your third Contract Anniversary, if the MSCI EAFE Index value is $1,900, your Index Return would be 10% + (-5%) = 5%. If we replace an Index, we will attempt to select a new Index that is similar to the old Index. In making this evaluation, we will look at factors such as asset class; Index composition; strategy or methodology inherent to the Index; and Index liquidity. Index Return. The Index Return for an Index Account Option is the percentage change in the Index value from the start of an Index Account Option Term to the end of the Index Account Option Term. Example: Assume that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 5%. Thus, the Index Return for that Index Account would be 5%. If instead the S&P 500 Index decreased by 5%, the Index Return for that Index Account would be -5%. Adjusted Index Return. After the Index Return is calculated at the end of the Index Account Option Term, we next calculate the Adjusted Index Return. The Adjusted Index Return reflects any applicable adjustments to the Index Return based on the Cap Rate, Index Participation Rate, (applicable only with the Cap Crediting Method), or Performance Trigger Rate, if the Index Return is positive, or the Buffer Protection Option, if the Index Return is negative. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return. Example: Assume, as above, that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 15%. Thus, the Index Return for that Index Account would be 15%. Assume now that your Index Account Option has an Index Participation Rate of 100%, and a Cap Rate of 10%. 21

Your Index Return of 15% would be multiplied by the 100% Index Participation Rate, and then adjusted to your maximum 10% Cap Rate, making your Adjusted Index Return 10%. Protection Option. Your Protection Option will define the manner in which any (negative) Index Adjustments are credited to you if your selected Index performs negatively during your Index Account Option Term. When you allocate amounts to the Index Account, you are indirectly exposed to the investment risks associated with the applicable Index. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations which may cause the value of a security to change, sometimes rapidly and unpredictably. The Contract provides a Buffer Protection Option to provide some level of protection against the risk of loss of Index Account Value for any negative Index Return. Buffer. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. Put another way, a Buffer protects your Index Account Option Value from loss up to a specified amount (typically 10% or 20%). Jackson of NY protects you from any loss associated with Index decline up to your elected Buffer percentage. You only incur a loss if the Index has declined more than your elected Buffer percentage as of your Index Account Option Term Anniversary. Withdrawals taken prior to the end of the Index Account Option Term will reduce the Index Account Option Value in the same proportion that the Interim Value was reduced on the date of the withdrawal. The Interim Value reflects the application of the greater of a (non-guaranteed) prorated Buffer (based on the elapsed portion of the Index Account Option Term), or a guaranteed minimum Buffer, if higher. For examples of how a withdrawal taken prior to the end of an Index Account Term will reduce the Index Account Option Value through the use of a (non-guaranteed) prorated or guaranteed minimum Buffer in scenarios where the Index Return is negative, see Appendix A, Examples 2 and 4. The available Buffer rates are the rates effective as of the first day of an Index Account Option Term. The Buffer rate for a particular Index Account Option Term may be higher or lower than the Buffer rate for previous or future Index Account Option Terms. In no event will a Buffer rate be less than 10% or more than 30% during the life of your Contract. We post all rates online at Jackson.com/RatesJMLPA2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. Crediting Methods. Your selected Crediting Method will dictate the manner in which the Index Adjustment is credited to you if your selected Index performs positively during your Index Account Option Term. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), and Performance Trigger Rates are provided at the time of application, and to existing owners and financial professionals at any time, upon request. To determine the Index Adjustment amount that will be credited to your Index Account Option Value at the end of each Index Account Option Term, we calculate the Adjusted Index Return for that Index Account Option. We calculate this Adjusted Index Return by applying the applicable Crediting Method. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return. Cap Crediting Method. When you elect a Cap Crediting Method as part of an Index Account Option, if the performance of the Index you elect is positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Index Return multiplied by the Index Participation Rate, limited by the Cap Rate. The maximum amount of Index Adjustment that will be credited to your Index Account Option Value when your Index Return is positive as of the Index Account Option Term Anniversary will be limited by the elected Cap. There are two rates associated with the Cap Crediting Method: The Cap, or "Cap Rate", and the Index Participation Rate. The Cap Rate is the maximum amount of Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Index Participation Rate ("IPR") is the percentage applied to any positive Index Return in calculating the amount of Index Adjustment to be credited at the end of the Index Account Option Term. The Cap Rate and IPR are declared at the beginning of the Index Account Option Term. The Cap Rate and IPR for a particular Index Account Option Term may be higher or lower than the Cap Rate and IPR for previous or future Index Account Option Terms. In no event will a Cap Rate be lower than 24% for a 6-year Index Account Option Term, 12% for a 3-year Index Account Option Term, or 4% for a 1-year Index Account Option Term. In no event will an Index Participation Rate be lower than 100%. Because the Index Participation Rate is guaranteed to be at least 100%, it will never serve to reduce an Index Adjustment. We post all rates online at Jackson.com/RatesJMLPA2NY. The rates for Contract Value reallocations at the end of 22

Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%. Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was protected and experienced no loss. Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss. For examples illustrating a prorated (or guaranteed minimum) Performance Trigger Rate and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 3 and 4. TRANSFERS AND REALLOCATIONS Transfer Requests. You may request a transfer to or from the Fixed Account and the Index Account Options, as well as among the Index Account Options. Transfers may only occur on the Contract Anniversary when transferring out of the Fixed Account, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option except in connection with an Intra-Term Performance Lock. We post all rates online at Jackson.com/RatesJMLPA2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. Unless specified otherwise, transfers will be taken from the Index Account Options and the Fixed Account in proportion to their current value. The Company may restrict transfers to an Index Account Option(s) at any time, on a non-discriminatory basis, if the yield on investment or cost of hedging would not support the minimum guarantees of the Index Account Option(s). Should the Company impose such restrictions, we will give at least thirty (30) days advance notice to you. We will also provide notice when such restrictions no longer exist. If the Company restricts or discontinues an Index Account Option(s), all transfers or withdrawals will be at least equal to the Contract Value without being subject to a Withdrawal Charge. Transfers into the Short Duration Fixed Account Option on a Contract Anniversary are not allowed. Amounts may only move from an Index Account Option to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock or a spousal continuation. Transfers from a Fixed Account will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested. Automatic Reallocations. If we do not receive your timely transfer request in Good Order before the close of business on the Contract Anniversary for transfers out of the Fixed Account, and/or the close of business on the Index Account Option Term Anniversary for transfers out of an Index Account Option, we will automatically reallocate your Contract Value, as described below. You can communicate your transfer instructions by submitting them to us in writing on a form provided by us, or a Letter of Instruction, or via telephone if you have provided prior telephone authorization on your account. If no timely transfer request is received as outlined above, the Fixed Account Value will remain in the Fixed Account and the Index Account Option Value(s) will be reallocated to the same Index Account Option(s) for the same term, Crediting Method and Index, if available. Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account. If you do not provide timely transfer or reallocation instructions prior to the end of an expiring Index Account Option Term, or instructions for reallocations out of the Short Duration Fixed Account Option on a Contract Anniversary, we will proceed as follows: • If the same Index Account Option is available at the time and its Term does not extend beyond the Income Date, we will renew the Index Account Option into the same Index Account Option Term. 25

• Assume the Index Adjustment is equal to -4% at the end of the Term. Since the Index Adjustment is negative, the End- Term Performance Lock would not be executed and no Index Account Option Value will be automatically transferred to the 1-year Fixed Account Option. Automatic Rebalancing. You may elect to automatically rebalance Contract Value between eligible Contract Options on the Contract Anniversary based upon the most recent allocation instructions received by the Company in Good Order. If this option is elected, we will apply any applicable Index Adjustment to the Index Account Option and credited interest to the Fixed Account Option prior to reallocating the Contract Value. A Contract Option is only eligible for rebalancing at the end of its term. This means that a Fixed Account Option is only eligible for rebalancing on a Contract Anniversary, and anAn Index Account Option is only eligible for rebalancing on its Index Account Option Term Anniversary. Rebalancing will only occur if more than one existing Contract Option's term ends on the same date. The percentage that will be allocated to each eligible Contract Option through the rebalancing transaction is equal to A divided by B, then multiplied by C, where: A = the allocation percentage for the Contract Option found in the most recent allocation instructions received by the Company in Good Order; B = 1 minus the sum of the allocation percentages of the ineligible Contract Options found in the most recent allocation instructions received by the Company in Good Order; C = the sum of the Index Account Option Values and Fixed Account Option Values from Contract Options, including the Short Duration Fixed Account Option, that have reached the end of their crediting term on that Contract Anniversary. Rebalancing allows you to tell us what percentage of your Contract Value you would like to keep allocated to various Contract Options, and as those Contract Option values fluctuate, allows us to automatically reallocate Contract Value between those Contract Options on Contract Anniversaries to maintain your desired allocation percentages. For example, assume you allocate 50% of your Contract Value to the Fixed Account Option, and 50% of your Contract Value to a 1-year Index Account Option. On your next Contract Anniversary, assume your Fixed Account had positive interest credited, but you had a negative Index Adjustment on your Index Account Option, such that your Fixed Account Value is now 55% of your Contract Value and your Index Account Option Value has fallen to only 45% of your Contract Value. Because you elected Automatic Rebalancing, we will automatically reallocate your Contract Value between the Fixed Account Option and 1-year Index Account Option so that they are once again equally balanced at 50% of Contract Value in each option. You may not elect Automatic Rebalancing if you have elected End-Term Performance Lock. Please note that Automatic Rebalancing will only occur if more than one Contract Option is eligible for reallocation on the same Contract Anniversary. You may cancel your Automatic Rebalancing program using whatever methods you use to change your allocation instructions. If you provide us with reallocation instructions in advance of a Contract Anniversary, any existing Automatic Rebalancing elections will be terminated and we will reallocate consistent with the updated reallocation instructions you provided. To reinstate Automatic Rebalancing on your Contract, you must submit a new election form. If you submit a new election form, Automatic Rebalancing will resume on the next eligible Contract Anniversary. Rebalancing instructions may only include Contract Options in which you are currently invested. Automatic rebalancing cannot be used to reallocate Contract Value into new Contract Options. You should consult with your financial professional with respect to the current availability of Automatic Rebalancing. Please see Appendix A for examples illustrating Automatic Rebalancing scenarios in which all Index Account Options are at the end of their Term (Example 7), two out of three Index Account Options are at the end of their Term (Example 8), three out of three Index Account Options are at the end of their Term (Example 9), and where an Intra-Term Performance Lock was performed during the Contract Year (Example 10). ACCESS TO YOUR MONEY You may access to the money in your Contract: 28

• by making a partial or full withdrawal, • by electing the Automatic Withdrawal Program, • by establishing direct deduction of advisory fees under our administrative rules, • by electing to receive income payments. Your Beneficiary can have access to the money in your Contract when a death benefit is paid. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent. Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with Required Minimum Distributions or the Automatic Withdrawal Program. . If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals. Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. When you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by following our administrative rules for direct deduction of advisory fees from Contract Value (see below). There are conditions and limitations, so please contact our Customer Care Center for more information. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus. Any investment adviser fees withdrawn will trigger an Interim Value adjustment for any Index Account Options. You are strongly encouraged to discuss the impact of deducting advisory fees directly from your Contract Value with your financial professional before making any elections. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. Unless you specify otherwise, withdrawals will be taken from all Contract Options based upon the proportion that their respective value bears to the Contract Value. Our administrative rules are structured to follow the requirements laid out in a Private Letter Ruling we obtained from the Internal Revenue Service ("IRS") in 2019. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in one specific way: pursuant to the terms of the Private Letter Ruling, we will not report them as taxable distributions under your Contracts. For more information on the Private Letter Ruling, please see "Constructive Withdrawals - Investment Adviser Fees" beginning on page 35. It is important to note that deductions to pay advisory fees will always reduce your Contract Value and your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. For an example illustrating the impact of advisory fee deductions on your Contract Value and death benefit, please see Appendix A, Example 11. 29

Our Administrative Rules. In order to have advisory fees directly deducted from your Contract Value, you must submit written authorization on a form provided by us, authorizing us to accept and execute instructions from your third party financial professional to make withdrawals from your Contract to pay the advisory fees pursuant to a written agreement between you and your third party financial professional. Advisory fee withdrawals are processed as net withdrawals, pro-rata from the Contract Options in which you are currently allocated. Requests for withdrawal of advisory fees will be processed on the Business Day in which they are received by us in Good Order. Advisory fees generally may not exceed an amount equal to an annual rate of 1.50% of your Contract’s Withdrawal Value, which is the amount you could receive upon total withdrawal after all adjustments have been assessed. You may terminate authorization for the direct deduction of advisory fees at any time by providing us with written notice of such termination. If you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, or your withdrawal exceeds the annual amount of 1.50% of your Contract's Withdrawal Value, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic death benefit being reduced, the withdrawal maywill be subject to any applicable federal and state taxes and a 10% federal penalty taxtax penalties. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 98% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the Contract Value element of the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 34. INCOME PAYMENTS The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. The Income Date must be at least 13 months after the Contract’s Issue Date. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. Amounts applied to income options from Index Account Options are subject to an Interim Value adjustment. The income options are described below. If you do not select an Income Date, your income payments will begin on the Latest Income Date, which is the Contract Anniversary on which you will be 95 years old, or such date allowed by Jackson of NY on a non-discriminatory basis or required by an applicable qualified plan, law or regulation. You may change the Income Date or income option at least seven days before the Income Date. You must give us written notice at least seven days before the scheduled Income Date. Currently under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 73 (or such other age as required by law). Currently, distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 73 or the calendar year in which you retire. You do not necessarily have to begin taking income payments from your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death. The triggering age at which you must begin taking distributions under traditional Individual Retirement Annuities, qualified plans and Tax-Sheltered Annuities change periodically. See below for a list of past age requirements and planned future changes to age requirements for beginning these required minimum distributions. • If you reached the age of 70½ before January 1, 2020, distributions were required to begin in the calendar year in which you attained age 70½. • If you reached the age of 72 before January 1, 2023, distributions were required to begin in the calendar year in which you attained age 72. 30

• If you will reach age 73 on or after January 1, 2033, distributions will be required to begin in the calendar year in which you attain age 75. On or before the Income Date, you may elect a single lump-sum payment, or you may choose to have income payments made monthly, quarterly, semi-annually or annually. A single lump-sum payment is considered a total withdrawal and terminates the Contract. If you have less than $2,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20, we may set the frequency of payments so that the first payment would be at least $20, or we may pay out the Contract Value in a single lump-sum payment. The amount applied to an income option will not be less than the greater of the Withdrawal Value (which is the Contract Value after any applicable positive or negative Interim Value adjustment has been applied) or 95% of the Contract Value. If you do not choose an income option, we will assume that you selected option 3, which provides for life income with 120 months of guaranteed payments. Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are both the Owner and Annuitant). The following income options may not be available in all states. Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary. Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary. Option 3 - Life Income With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. Additional Options - We may make other income options available. No withdrawals are permitted during the income phase under an income option that is life contingent. If you have elected an income option that is not life contingent, you are permitted to terminate your income payments by taking a total withdrawal in a single lump sum, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option. 31 owned Contracts, both joint Owners, the death benefit shall be paid to the Owner's estate, or in the case of jointly owned Contracts, the estate of the last joint Owner to die. Payout Options. The death benefit can be paid under one of the following payout options: • single lump-sum payment; • payment of entire death benefit within 5 years of the date of death; • on non-qualified contracts or for spousal Beneficiaries or Eligible Designated Beneficiaries on qualified contracts, payment of the entire death benefit under an income option over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death on non-qualified contracts; or • on qualified contracts, payment of the entire death benefit under an income option over a period not extending beyond ten (10) years, with distributions beginning within the calendar year following the calendar year of the Owner's death. Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary. If the Beneficiary elects to receive the death benefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the death benefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the Owner’s date of death. For more information, please see “Spousal Continuation Option” below. Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option in the event your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. Spousal Continuation Option. If your spouse is the sole Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. Moreover, except as described below, we will apply to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate the continuation adjustment amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Short Duration Fixed Account. On the next Contract Anniversary, the continuation adjustment will be reallocated to the 1-year Fixed Account Option unless you provide updated allocation instructions. The Spousal Continuation Option may not be available in your state. See your financial professional for information regarding the availability of the Spousal Continuation Option. If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract. The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state. 33

“designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner’s “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner. A surviving spouse must meet the requirements under federal tax law to continue the contract. Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase an annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax- free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange. In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract. Tax-Qualified Contracts - Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. You should discuss these limits, required minimum distributions, tax penalties and the tax computation rules with your tax adviser. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis. Withdrawals - Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor. Constructive Withdrawals - Investment Adviser Fees. In 2019, we obtained a private letter ruling (“PLR”) from the Internal Revenue Service recognizing our ability, in specific circumstances, to treat the payment of investment advisory fees to an investment advisor out of nonqualified contracts as non-taxable withdrawals from the contracts. Pursuant to the guidance provided by the Internal Revenue Service, we only permit the deduction of investment adviser fees from a contract in the following circumstances: • The contract is an advisory fee product; • A written contract exists between the registered investment adviser and the contract owner; • During the time that the contract owner authorizes us to deduct advisory fees directly from the contract and automatically transmit them to a registered investment adviser, the contract will be solely liable for the fees and the fees will not be paid directly by the owner; • The fees are paid directly from the annuity contract to the registered investment adviser; • The fees do not exceed an amount equal to an annual rate of 1.50% of the contract’s withdrawalcash value. When these requirements are met, we will not treat such a deduction of fees as a taxable distribution. In order to prevent negative tax consequences, these deductions are only permitted if the above requirements are met. Any withdrawals taken by a contract owner in scenarios that do not conform to the above requirements will be treated as any other partial withdrawal from the contract, and may be subject to federal and state income taxes and a 10% federal penalty tax. Please note that even if we do not treat such deductions as withdrawals for tax purposes, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals. 36

APPENDIX A: CALCULATION EXAMPLES

The Contract currently offers two interest Crediting Method/Protection Option combinations for crediting Index Adjustments to the Index Account Options: Cap with Buffer and Performance Trigger with Buffer.

We calculate the Interim Value on each day of the Index Account Option Term. The Interim Value is the amount that is available to be withdrawn or for an Intra-Term Performance Lock from your Index Account Option on any given day. The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage, then apply the greater of the applicable ~~either~~ (non-guaranteed)~~a~~ prorated (referred to more simply throughout these examples as "prorated") or guaranteed minimum Index Adjustment Factor (Cap Rate/ Performance Trigger Rate/Buffer Rate), as applicable. Prorated Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. Guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). If the percentage change in Index value is positive, we apply the applicable prorated or guaranteed minimum positive Index Adjustment Factor (e.g. Cap Rate/Performance Trigger Rate). For Cap Crediting Methods, before applying the prorated or guaranteed minimum Index Adjustment Factors, we first multiply the positive Index Return by the Index Participation Rate, which is never prorated. If the Index return is negative, we apply the prorated or guaranteed minimum downside Index Adjustment Factor (i.e. Buffer) that you have elected. Please note: the Index Participation Rate is not prorated as part of the Interim Value Calculation. This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value.

INDEX TO EXAMPLES

During the Crediting Term		
Cap Crediting Method		
Cap with Buffer, Single Withdrawal where Index Return exceeds Cap	Example 1	pg. A-2
Cap with Buffer, Multiple Withdrawals, Index Participation Rate ("IPR") greater than 100%, Index Return within Buffer, Index Return exceeds Buffer	Example 2	pg. A-4
Performance Trigger Crediting Method		
Performance Trigger with Buffer, Single Withdrawal, Index Return greater than PTR, Index Return less than PTR	Example 3	pg. A-8
Performance Trigger with Buffer, Multiple Withdrawals, Index Return less than PTR, Index Return exceeds Buffer, Index Return within Buffer	Example 4	pg. A-11
Intra-Term Performance Lock		
Cap with Buffer, Index Return exceeds Cap	Example 5	pg. A-14
Cap with Buffer, Index Return less than Cap	Example 6	Pg. A-17
Advisory Fee Withdrawals		
Multiple Advisory Fee Withdrawals in a Contract year, Single Advisory Fee Withdrawal in a Contract Year	Example 11	pg. A-25
On the Term Anniversary		
Automatic Rebalancing		
Contract Anniversary where all Index Account Options are at the end of their Terms	Example 7	pg. A-19
Contract Anniversary where two out of three Index Account Options are at the end of their Terms	Example 8	pg. A-20
Contract Anniversary where three out of three Index Account Options are at the end of their Terms	Example 9	pg. A-22
Contract Anniversary where an Intra-Term Performance Lock was performed during the Contract Year	Example 10	pg. A-23

A-1

Interim Value Adjustment Upon Withdrawals and Index Crediting Examples Example 1: This example demonstrates the impact on contract values of taking a single partial withdrawal when the Cap crediting method is elected with the Buffer protection option. The term starts on January 1, and the withdrawal occurs on August 8 when the index return is positive and higher than the Cap Rate. Contract values are also quoted at the beginning of the term and end of the term where the index return is positive and higher than the Cap Rate. • Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). • Your prorated Cap Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. • On January 1, you make the first Premium payment of $100,000 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 100% Index Participation Rate ("IPR"), and 10% Buffer. Your guaranteed minimum Cap Rate is 5.260275.26%, which is calculated as 8% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346.58%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1). • On August 8, 219 days have elapsed during your crediting term. Your Cap Rate is 5.260275.26%, which is equal to the greater of your prorated Cap Rate (8% * 219/365 = 4.80%) and your guaranteed minimum Cap Rate (5.260275.26%). Your Buffer is 6.575346.58%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is up 6% your Adjusted Index Return is the lesser of the Cap Rate (5.260275.26%) and Index Return multiplied by the Index Participation Rate (6% * 100% = 6%). Your Interim Value at that time would be credited the Index Adjustment based on the Adjusted Index Return ($100,000 * 5.260275.26% + $100,000 = $105,260.27). This would be the amount available for a full withdrawal from the Index Account at that time. • If you take a partial withdrawal of $5,000, your Index Account Option Value will be reduced by the proportion of your partial withdrawal to the Interim Value ($5,000/$105,260.27 = 4.750134.75%). • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.750134.75% * $100,000 = $95,249.87). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value. • After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,249.87 * 5.260275.26% + $95,249.87 = $100,260.27). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($105,260.27) minus the withdrawal amount ($5,000). • Carrying this example forward to the end of the Term, assume the Index is up 10%. You will have accrued the full Cap Rate (8%) and Buffer (10%). Since the Index Return is positive, the Index Adjustment credited would be the lesser of the Cap Rate and Index growth multiplied by the Index Participation Rate ($95,249.87 + 8% * $95,249.87 = $102,869.86) to find the final total Withdrawal Value. The total Withdrawal Value will become the starting Index Account Option Value for the next Index Account Option Term. Tabular Representation of Example 1 (1-year Term) Days Elapsed in Crediting Term [A] 0 219 365 Total number of days in crediting term [B] 365 365 365 Year to Date Index Change [C] 0.00% 6.00% 10.00% A-2

Index Participation Rate [D]	100%	100%	100%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26027%	5.26027%	5.26027%
Cap Rate [H] = greater of [F] or [G]	5.26027%	5.26027%	8.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00000%	5.26027%	8.00000%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,249.87
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	105,260.27	102,869.86
Withdrawals [P]	0.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00000%	4.75013%	0.00000%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,249.87	95,249.87
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	100,260.27	102,869.86

Tabular Representation of Example 1 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	100%	100%	100%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26%	5.26%	5.26%
Cap Rate [H] = greater of [F] or [G]	5.26%	5.26%	8.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	10.00%
Index Adjustment [M] = min ([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00%	5.26%	8.00%

A-3

Pre-Withdrawal Index Account Option Value [N] 100,000.00 100,000.00 95,249.87 Pre-Withdrawal Interim Value [O] = [N] x (1 + [M]) 100,000.00 105,260.27 102,869.86 Withdrawals [P] 0.00 5,000.00 0.00 Percent of Interim Value Withdrawn [Q] = [P] / [O] 0.00% 4.75% 0.00% Index Account Option Value [R] = [N] x (1 - [Q]) 100,000.00 95,249.87 95,249.87 Total Withdrawal Value [S] = [R] x (1 + [M]) 100,000.00 100,260.27 102,869.86 Example 2: This example demonstrates the impact on contract values of taking multiple partial withdrawals throughout the Term when the Cap crediting method is elected with the Buffer protection option. The Term starts on January 1 and the first withdrawal occurs on May 27 when the index return is positive and lower than the Cap Rate. The second withdrawal occurs on October 20 when the index return is negative and within the Buffer. Contract values are also quoted at the beginning of the term and end of the term where the index return is negative and exceeds the Buffer. • Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). A-4

• Your prorated Cap Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. • On January 1, you make your first Premium payment of $100,000 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 110% Index Participation Rate, and 10% Buffer. Your guaranteed minimum Cap Rate is 5.260275.26%, which is calculated as 8% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346.58%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1). • On May 27, 146 days have elapsed during your crediting term. Your Cap Rate is 5.260275.26%, which is equal to the greater of your prorated Cap Rate (8% * 146/365 = 3.20%) and your guaranteed minimum Cap Rate (5.260275.26%). Your Buffer is 6.575346.58%, which is equal to the greater of your prorated Buffer (10% * 146/365 = 4.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is up 1% your Adjusted Index Return is the lesser of the Cap Rate (5.260275.26%) and Index Return multiplied by the Index Participation Rate (1% * 110% = 1.1%). Your Interim Value at that time would be credited the Index Adjustment based on the Adjusted Index Return ($100,000 * 1.1% + $100,000 = $101,100). This would be the amount available for a full withdrawal from the Index Account at that time. • If you take a partial withdrawal of $5,000 on May 27, your Index Account Option Value at the beginning of the Term will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,100 = 4.945604.95%). • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.945604.95% * $100,000 = $95,054.40). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value. • After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,054.40 * 1.1% + $95,054.40 = $96,100). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($101,100) minus the withdrawal amount ($5,000). • If you make a second partial withdrawal of $5,000 on October 20, 292 days have elapsed during your crediting term. Your Cap Rate is 6.40%, which is equal to the greater of your prorated Cap Rate (8% * 292/365 = 6.40%) and your guaranteed minimum Cap Rate (5.260275.26%). Your Buffer is 8.00%, which is equal to the greater of your prorated Buffer (10% * 292/365 = 8.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is down 4%, no Index Participation Rate is applied to the Index Return and at that time your Interim Value would have the Buffer applied to the loss. Since the Buffer is larger than the loss in Index Value, the Adjusted Index Return results in no loss (0%) being applied to the Interim Value ($95,054.40 + 0% * $95,054.40 = $95,054.40). This would be the amount available for a full withdrawal from the Indexed Account at that time. • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$95,054.40 = 5.260275.26%) in your Interim Value ($95,054.40 - 5.260275.26% * $95,054.40 = $90,054.40). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value. • After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($90,054.40* 0% + $90,054.40= $90,054.40). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($95,054.40) minus the withdrawal amount ($5,000). • Carrying this example forward to the end of the Term assume the Index is down 12%. You will have accrued the full Cap Rate (8%) and Buffer (10%). The Index Participation Rate is not applied to the Index Return because the Index Return is negative. Since the Index is down by more than the Buffer, the Adjusted Index Return would be the loss added to the Buffer (-12% + 10% = -2%) and the Index Account Option Value is credited the Index Adjustment ($90,054.40+ -2% * $90,054.40= $88,253.31) to find the final total Withdrawal Value. The total Withdrawal Value will become the starting Index Account Option Value for the next Index Account Option Term. A-5

Tabular Representation of Example 2 (1-year Term)				
Days Elapsed in Crediting Term [A]	0	146	292	365
Total number of days in crediting term [B]	365	365	365	365
Year to Date Index Change [C]	0.00%	1.00%	-4.00%	-12.00%
Index Participation Rate [D]	110%	110%	110%	110%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	3.20%	6.40%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26027%	5.26027%	5.26027%	5.26027%
Cap Rate [H] = greater of [F] or [G]	5.26027%	5.26027%	6.40000%	8.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	4.00%	8.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	8.00000%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00000%	1.10000%*	0.00000%	-2.00000%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,054.40	90,054.40
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	101,100.00	95,054.40	88,253.31
Withdrawals [P]	0.00	5,000.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00000%	4.94560%	5.26015%	0.00000%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,054.40	90,054.40	90,054.40
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	96,100.00	90,054.40	88,253.31

*This is greater than the Index Return due to the Index Participation Rate.

Tabular Representation of Example 2 (1-year Term)				
Days Elapsed in Crediting Term [A]	0	146	292	365
Total number of days in crediting term [B]	365	365	365	365

A-6

Year to Date Index Change [C]	0.00%	1.00%	-4.00%	-12.00%
Index Participation Rate [D]	110%	110%	110%	110%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	3.20%	6.40%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26%	5.26%	5.26%	5.26%
Cap Rate [H] = greater of [F] or [G]	5.26%	5.26%	6.40%	8.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	4.00%	8.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	8.00%	10.00%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00%	1.10%	0.00%	-2.00%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,054.40	90,054.40
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	101,100.00	95,054.40	88,253.31
Withdrawals [P]	0.00	5,000.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00%	4.95%	5.26%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,054.40	90,054.40	90,054.40
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	96,100.00	90,054.40	88,253.31

A-7

Example 3: This example demonstrates the impact on contract values of taking a single partial withdrawal when the Performance Trigger crediting method is elected with the Buffer protection option. The Term starts on January 1 and the withdrawal occurs on August 8 when the index return is positive and higher than the Performance Trigger Rate. Contract values are also quoted at the beginning of the term and end of the term where the index return is positive and lower than the Performance Trigger Rate. • Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). • Your prorated Performance Trigger Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. • On January 1, you make an initial Premium payment of $100,000 and you are 100% allocated to a 1-year Performance Trigger with Buffer Index Account Option with a 6% Performance Trigger Rate and 10% Buffer. Your guaranteed minimum Performance Trigger Rate is 3.945213.95%, which is calculated as 6% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346.58%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1). • On August 8, 219 days have elapsed during your crediting term. Your Performance Trigger Rate is 3.945213.95%, which is equal to the greater of your prorated Performance Trigger Rate (6% * 219/365 = 3.60%) and your guaranteed minimum Performance Trigger Rate (3.945213.95%). Your Buffer is 6.575346.58%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.575346.58%). A-8

- If the Index is up 6% your Interim Value at that time would be credited with the Performance Trigger Rate ($100,000 * 3.945213~~3.95~~% + $100,000 = $103,945.21). This would be the amount available for a full withdrawal from the Index Account at that time.
- If you take a partial withdrawal of $5,000, your Index Account Option Value will be reduced by the proportion of your partial withdrawal to the Interim Value ($5,000/$103,945.21 = 4.810234~~4.81~~%).
- Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.810234~~4.81~~% * $100,000 = $95,189.77). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value.
- After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,189.77* 3.945213~~3.95~~% + $95,189.77 = $98,945.21). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($103,945.21) minus the withdrawal amount ($5,000).
- Carrying this example forward to the end of the Term, assume the Index is up 4%. You will have accrued the full Performance Trigger Rate (6%) and Buffer (10%). Since the Index is up, the Index Adjustment credited would be the Performance Trigger Rate ($95,189.77 + 6% * $95,189.77 = $100,901.16) to find the final total Withdrawal Value. The total Withdrawal Value will become the starting Index Account Option Value for the next Index Account Option Term.

Tabular Representation of Example 3 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	N/A	N/A	N/A
Full-Term Performance Trigger Rate [E]	6.00%	6.00%	6.00%
Prorated Performance Trigger Rate [F] = [E] x [A] / [B]	0.00%	3.60%	6.00%
Guaranteed Minimum Performance Trigger Rate [G] = [E] x (60 x 1 + 180) / [B]	3.94521%	3.94521%	3.94521%
Performance Trigger Rate [H] = 0% if 0 days elapsed in crediting term [H] = greater of [F] or [G] otherwise	0.00000%	3.94521%	6.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = [H] otherwise	0.00000%	3.94521%	6.00000%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,189.77
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	103,945.21	100,901.16
Withdrawals [P]	0.00	5,000.00	0.00

A-9

Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00000%	4.81023%	0.00000%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,189.77	95,189.77
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	98,945.21	100,901.16

Tabular Representation of Example 3 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	N/A	N/A	N/A
Full-Term Performance Trigger Rate [E]	6.00%	6.00%	6.00%
Prorated Performance Trigger Rate [F] = [E] x [A] / [B]	0.00%	3.60%	6.00%
Guaranteed Minimum Performance Trigger Rate [G] = [E] x (60 x 1 + 180) / [B]	3.95%	3.95%	3.95%
Performance Trigger Rate [H] = greater of [F] or [G]	3.95%	3.95%	6.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	10.00%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = [H] otherwise	3.95%	3.95%	6.00%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,189.77
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	103,945.21	103,945.21	100,901.16
Withdrawals [P]	0.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00%	4.81%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,189.77	95,189.77
Total Withdrawal Value [S] = [R] x (1 + [M])	103,945.21	98,945.21	100,901.16

A-10

Example 4: This example demonstrates the impact on contract values of taking multiple partial withdrawals throughout the Term when the Performance Trigger crediting method is elected with the Buffer protection option. The Term starts on January 1 and the first withdrawal occurs on May 27 when the index return is positive and does not exceed the Performance Trigger Rate. The second withdrawal occurs on October 20 when the index return is negative and exceeds the Buffer. Contract values are also quoted at the beginning of the term and end of the term where the index return is negative and within the Buffer. • Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). • Your prorated Performance Trigger Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. • On January 1, you make an initial Premium payment of $100,000 and you are 100% allocated to a 1-year Performance Trigger with Buffer Index Account Option with a 6% Performance Trigger Rate and 10% Buffer. Your guaranteed minimum Performance Trigger Rate is 3.945213.95%, which is calculated as 6% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346.58%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1) • On May 27, 146 days have elapsed during your crediting term. Your Performance Trigger Rate is 3.945213.95%, which is equal to the greater of your prorated Performance Trigger Rate (6% * 146/365 = 2.40%) and your guaranteed minimum Performance Trigger Rate (3.945213.95%). Your Buffer is 6.575346.58%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is up 1%, your Interim Value at that time would be credited with the Performance Trigger Rate ($100,000 * 3.945213.95% + $100,000 = $103,945.21). This would be the amount available for a full withdrawal from the Index Account at that time. A-11

• If you take a partial withdrawal $5,000 on May 27, your Index Account Option Value will be reduced by the proportion of your partial withdrawal to the Interim Value ($5,000/$103,945.21 = 4.810234.81%). • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.810234.81% * $100,000 = $95,189.77). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value. • After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,189.77 * 3.945213.95% + $95,189.77= $98,945.21). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($103945.21) minus the withdrawal amount ($5,000). • If you make a second partial withdrawal of $5,000 on October 20, 292 days have elapsed during your crediting term. Your Performance Trigger Rate is 4.80%, which is equal to the greater of your prorated Performance Trigger Rate (6% * 292/365 = 4.80%) and your guaranteed minimum Performance Trigger Rate (3.945213.95%). Your Buffer is 8.00%, which is equal to the greater of your prorated Buffer (10% * 292/365 = 8.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is down 10% at that time, your Interim Value would have the Buffer applied to the loss and since the Index is down by more than the Buffer it would apply the net difference (8% + -10% = -2%) to your Interim Value ($95,189.77 + -2% * $95,189.77= $93,285.98). This would be the amount available for a full withdrawal from the Indexed Account at that time. • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$93,285.98 = 5.359865.36%) in your Interim Value ($95,189.77 - 5.359865.36% * $95,189.77 = $90,087.73). This adjusted Index Account Option Value is used to calculate subsequent Interim Values and to calculate the end of term Index Account Option Value. • After the partial withdrawal, your Index Account Option Value would then have a recalculated Index Adjustment credited to obtain the current remaining total Withdrawal Value ($90,087.73 * -2% + $90,087.73 = $88,285.98). This remaining total Withdrawal Value is the same as the Interim Value prior to the withdrawal ($93,285.98) minus the withdrawal amount ($5,000). • Carrying this example forward to the end of the Term, assume the Index is down 9%. You will have accrued the full Performance Trigger Rate (6%) and Buffer (10%). Since the Buffer is larger than the loss in Index Value, the Index Return results in no loss (0%) and the Index Account Option Value is fully protected ($90,087.73 + 0% * $90,087.73= $90,087.73). This would be the total Withdrawal Value from the Indexed Account at that time.. The total Withdrawal Value will become the starting Index Account Option Value for the next Index Account Option Term. Tabular Representation of Example 4 (1-year Term) Days Elapsed in Crediting Term [A] 0 146 292 365 Total number of days in crediting term [B] 365 365 365 365 Year to Date Index Change [C] 0.00% 1.00% -10.00% -9.00% Index Participation Rate [D] N/A N/A N/A N/A Full-Term Performance Trigger Rate [E] 6.00% 6.00% 6.00% 6.00% Prorated Performance Trigger Rate [F] = [E] x [A] / [B] 0.00% 2.40% 4.80% 6.00% Guaranteed Minimum Performance Trigger Rate [G] = [E] x (60 x 1 + 180) / [B] 3.94521% 3.94521% 3.94521% 3.94521% A-12

Performance Trigger Rate [H] = 0% if 0 days elapsed in crediting term [H] = greater of [F] or [G] otherwise	0.00000%	3.94521%	4.80000%	6.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	4.00%	8.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	8.00000%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = [H] otherwise	0.00000%	3.94521%	-2.00000%	0.00000%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,189.77	90,087.73
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	100,000.00	103,945.21	93,285.98	90,087.73
Withdrawals [P]	0.00	5,000.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00000%	4.81023%	5.35986%	0.00000%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,189.77	90,087.73	90,087.73
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	98,945.21	88,285.98	90,087.73

Tabular Representation of Example 4 (1-year Term)				
Days Elapsed in Crediting Term [A]	0	146	292	365
Total number of days in crediting term [B]	365	365	365	365
Year to Date Index Change [C]	0.00%	10.00%	-10.00%	-9.00%
Index Participation Rate [D]	N/A	N/A	N/A	N/A
Full-Term Performance Trigger Rate [E]	6.00%	6.00%	6.00%	6.00%
Prorated Performance Trigger Rate [F] = [E] x [A] / [B]	0.00%	2.40%	4.80%	6.00%
Guaranteed Minimum Performance Trigger Rate [G] = [E] x (60 x 1 + 180) / [B]	3.95%	3.95%	3.95%	3.95%
Performance Trigger Rate [H] = greater of [F] or [G]	3.95%	3.95%	4.80%	6.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	4.00%	8.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	8.00%	10.00%

A-13

Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = [H] otherwise	3.95%	3.95%	-2.00%	0.00%
Pre-Withdrawal Index Account Option Value [N]	100,000.00	100,000.00	95,189.77	90,087.73
Pre-Withdrawal Interim Value [O] = [N] x (1 + [M])	103,945.21	103,945.21	93,285.98	90,087.73
Withdrawals [P]	0.00	5,000.00	5,000.00	0.00
Percent of Interim Value Withdrawn [Q] = [P] / [O]	0.00%	4.81%	5.36%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	95,189.77	90,087.73	90,087.73
Total Withdrawal Value [S] = [R] x (1 + [M])	103,945.21	98,945.21	88,285.98	90,087.73



Example 4
3.95% Performance Trigger Rate
4.8% Performance Trigger Rate
6% Performance Trigger Rate
3.95%
1%
0%
-2%
-6.58% Buffer
-8% Buffer
-10%
-9%
-10% Buffer
May 27th
October 20th
Jan 1st (End of Term)
Index Return
Index Adjustment

Intra-Term Performance Lock Examples

Example 5: This example demonstrates an Intra-Term Performance Lock transfer three fifths of the way through the Term from a Cap with Buffer Index Account Option when the Index Return exceeds the Cap Rate.

A-14

- This example utilizes the same return parameters as Example 1.
- Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)).
- Your prorated Cap Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term.
- Your starting Premium is $100,000 on January 1 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 100% IPR, and 10% Buffer. Your guaranteed minimum Cap Rate is 5.260275~~5.26~~%, which is calculated as 8% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346~~6.58~~%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1)
- On August 8, 219 days have elapsed during your crediting term. Your Cap Rate is 5.260275~~5.26~~%, which is equal to the greater of your prorated Cap Rate (8% * 219/365 = 4.80%) and your guaranteed minimum Cap Rate (5.260275~~5.26~~%). Your Buffer is 6.575346~~6.58~~%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.575346~~6.58~~%).
- If the Index is up 6% your Adjusted Index Return is the lesser of the Cap Rate (5.260275~~5.26~~%) and Index Return multiplied by the Index Participation Rate (6% * 100% = 6%). Your Interim Value at that time would be credited the Index Adjustment based on the Adjusted Index Return ($100,000 * 5.260275~~5.26~~% + $100,000 = $105,260.27).
- If you perform an Intra-Term Performance Lock, all of your Index Account Option Value associated with the Index Account Option will be transferred into the Short Duration Fixed Account where it will be credited a fixed interest rate until the next Contract Anniversary. Thus, all $105,260.27 of the Interim Value would be subject to the Intra-Term Performance Lock and the Index Account Option Value will be reduced by 100% ($105,260.27/$105,260.27 = 100%).
- Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value and is now zero ($100,000 - 100% * $100,000 = $0). Since the Index Account Option Value is zero, no adjustments will be applied and your Withdrawal Value from the Index Account Option is also zero.
- Carrying this example forward to the end of the Term, assume the Index is up 10%. Since your Index Account Option Value is still zero, no Index Adjustment is applied and the final total Withdrawal Value associated with the Index Account is zero.

Tabular Representation of Example 5 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	100%	100%	100%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26027%	5.26027%	5.26027%
Cap Rate [H] = greater of [F] or [G]	5.26027%	5.26027%	8.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%

A-15

Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00000%	5.26027%	8.00000%
Pre Intra-Term Performance Lock Index Account Option Value [N]	100,000.00	100,000.00	0.00
Pre Intra-Term Performance Lock Interim Value [O] = [N] x (1 + [M])	100,000.00	105,260.27	0.00
Intra-Term Performance Lock [P]	0.00	105,260.27	0.00
Percent of Interim Value Intra-Term Performance Locked [Q] = [P] / [O]	0.00%	100.00%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	0.00	0.00
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	0.00	0.00

Tabular Representation of Example 5 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	6.00%	10.00%
Index Participation Rate [D]	100%	100%	100%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26%	5.26%	5.26%
Cap Rate [H] = greater of [F] or [G]	5.26%	5.26%	8.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	10.00%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00%	5.26%	8.00%
Pre Intra-Term Performance Lock Index Account Option Value [N]	100,000.00	100,000.00	0.00
Pre Intra-Term Performance Lock Interim Value [O] = [N] x (1 + [M])	100,000.00	105,260.27	0.00

A-16

Intra-Term Performance Lock [P] 0.00 105,260.27 0.00 Percent of Interim Value Intra- Term Performance Locked [Q] = [P] / [O] 0.00% 100.00% 0.00% Index Account Option Value [R] = [N] x (1 - [Q]) 100,000.00 0.00 0.00 Total Withdrawal Value [S] = [R] x (1 + [M]) 100,000.00 0.00 0.00 Example 6: This example demonstrates an Intra-Term Performance Lock transfer three fifths of the way through the Term from a Cap Rate with Buffer Index Account Option when the Index return is less than the Cap Rate. • Your guaranteed minimum Index Adjustment Factors are calculated by multiplying the Index Adjustment Factor by (60 multiplied by the Index Account Option Term (in years) plus 180) divided by (365 multiplied by the Index Account Option Terms (in years)). • Your prorated Cap Rate and Buffer are calculated by multiplying the respective Index Adjustment Factor by the number of days elapsed during the Index Account Option Term over the total number of days in the Index Account Option Term. • Your starting Premium is $100,000 on January 1 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 110% Index Participation Rate, and 10% Buffer. Your guaranteed minimum Cap Rate is 5.260275.26%, which is calculated as 8% * (60 * 1 + 180) / (365 * 1). Your guaranteed minimum Buffer is 6.575346.58%, which is calculated as 10% * (60 * 1 + 180) / (365 * 1) • On August 8, 219 days have elapsed during your crediting term. Your Cap Rate is 5.260275.26%, which is equal to the greater of your prorated Cap Rate (8% * 219/365 = 4.80%) and your guaranteed minimum Cap Rate (5.260275.26%). Your Buffer is 6.575346.58%, which is equal to the greater of your prorated Buffer (10% * 219/365 = 6.00%) and your guaranteed minimum Buffer (6.575346.58%). • If the Index is up 2% your Adjusted Index Return is the lesser of the Cap Rate (5.260275.26%) and Index Return multiplied by the Index Participation Rate (2% * 110% = 2.2%). Your Interim Value at that time would be credited the Index Adjustment based on the Adjusted Index Return ($100,000 * 2.2% + $100,000 = $102,200). • If you perform an Intra-Term Performance Lock, all of your Index Account Option Value associated with the Index Account Option will be transferred into the Short Duration Fixed Account where it will be credited a fixed interest rate until the next Contract Anniversary. Thus, all $102,200 of the Interim Value would be subject to the Intra-Term Performance Lock and the Index Account Option Value will be reduced by 100% ($102,200/$102,200 = 100%). • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 100% * $100,000 = $0). Since the Index Account Option Value is zero, no adjustments will be applied and your Withdrawal Value from the Index Account Option is also zero. • Carrying this example forward to the end of the Term, assume the Index is up 5%. Since your Index Account Option Value is still zero, no Index Adjustment is applied and the final total Withdrawal Value associated with the Index Account is zero. Tabular Representation of Example 6 (1-year Term) Days Elapsed in Crediting Term [A] 0 219 365 Total number of days in crediting term [B] 365 365 365 Year to Date Index Change [C] 0.00% 2.00% 5.00% Index Participation Rate [D] 110% 110% 110% A-17

Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26027%	5.26027%	5.26027%
Cap Rate [H] = greater of [F] or [G]	5.26027%	5.26027%	8.00000%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%
Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.57534%	6.57534%	6.57534%
Buffer [L] = greater of [J] or [K]	6.57534%	6.57534%	10.00000%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00000%	2.20000%	5.50000%*
Pre Intra-Term Performance Lock Index Account Option Value [N]	100,000.00	100,000.00	0.00
Pre Intra-Term Performance Lock Interim Value [O] = [N] x (1 + [M])	100,000.00	102,200.00	0.00
Intra-Term Performance Lock [P]	0.00	102,200.00	0.00
Percent of Interim Value Intra-Term Performance Locked [Q] = [P] / [O]	0.00%	100.00%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	0.00	0.00
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	0.00	0.00

*This is greater than the Index Return due to the Index Participation Rate.

Tabular Representation of Example 6 (1-year Term)			
Days Elapsed in Crediting Term [A]	0	219	365
Total number of days in crediting term [B]	365	365	365
Year to Date Index Change [C]	0.00%	2.00%	5.00%
Index Participation Rate [D]	110%	110%	110%
Full-Term Cap Rate [E]	8.00%	8.00%	8.00%
Prorated Cap Rate [F] = [E] x [A] / [B]	0.00%	4.80%	8.00%
Guaranteed Minimum Cap Rate [G] = [E] x (60 x 1 + 180) / [B]	5.26%	5.26%	5.26%
Cap Rate [H] = greater of [F] or [G]	5.26%	5.26%	8.00%
Full-Term Buffer [I]	10.00%	10.00%	10.00%
Prorated Buffer [J] = [I] x [A] / [B]	0.00%	6.00%	10.00%

A-18

Guaranteed Minimum Buffer [K] = [I] x (60 x 1 + 180) / [B]	6.58%	6.58%	6.58%
Buffer [L] = greater of [J] or [K]	6.58%	6.58%	10.00%
Index Adjustment [M] = min([C] + [L], 0%) if [C] < 0% [M] = min([H], [C] x [D]) otherwise	0.00%	2.20%	5.50%
Pre Intra-Term Performance Lock Index Account Option Value [N]	100,000.00	100,000.00	0.00
Pre Intra-Term Performance Lock Interim Value [O] = [N] x (1 + [M])	100,000.00	102,200.00	0.00
Intra-Term Performance Lock [P]	0.00	102,200.00	0.00
Percent of Interim Value Intra-Term Performance Locked [Q] = [P] / [O]	0.00%	100.00%	0.00%
Index Account Option Value [R] = [N] x (1 - [Q])	100,000.00	0.00	0.00
Total Withdrawal Value [S] = [R] x (1 + [M])	100,000.00	0.00	0.00

Automatic Rebalancing at Contract Anniversaries Examples

Example 7: This example demonstrates the automatic rebalancing option at the 1st Contract Anniversary when Contract Options with one-year terms are elected on the Contract.

- For this example, assume you have an initial Premium of $100,000. Your initial allocations are 50% to the 1-year S&P 500 Cap with Buffer Crediting Method with a Cap Rate of 8.00% and 100% Index Participation Rate and 50% to the 1-year S&P 500 Performance Trigger with Buffer Crediting Method with a Performance Trigger Rate of 6.00%. The Buffer for each Index Account Option is 10%. Each Contract Option would be allocated with $50,000 ($100,000 * 50% = $50,000).
- You elect the automatic rebalancing option with the same allocation instructions as you provided for your initial Premium.
- If the S&P 500 Index is up 10% at the 1st Contract Anniversary, the following adjustments to the Contract Value would be made for each Contract Option:
    - For the 1-year S&P 500 Cap with Buffer Crediting Method, the Adjusted Index Return would be the lesser of the Cap Rate (8%) and the Index Return multiplied by the Index Participation Rate (10% * 100% = 10%). The Index Account Option Value would be credited the Index Adjustment based on the Adjusted Index Return ($50,000 * 8% + $50,000 = $54,000).
    - For the 1-year S&P 500 Performance Trigger with Buffer Crediting Method, the Index Account Option Value would be credited with the Performance Trigger Rate (6%) ($50,000 * 6% + $50,000 = $53,000).
- At the 1st Contract Anniversary, both elected Contract Options are at the end of their term and are eligible to be automatically rebalanced. The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($54,000 + $53,000 = $107,000).
- Given both elected Contract Options are eligible for automatic rebalancing, the allocation percentages for the Contract Options do not need to be adjusted.

A-19

- If the S&P 500 Index is up 10% at the 1st Contract Anniversary, the following adjustments to the Contract Value would be made for each Contract Option:
  - For the 1-year Fixed Account Option, the Fixed Account Value would be credited with the 1.00% credited rate ($20,000 * 1% + $20,000 = $20,200).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the Adjusted Index Return would be the lesser of the Cap Rate (8%) and the Index Return multiplied by the Index Participation Rate (10% * 100% = 10%). The Index Account Option Value would be credited the Index Adjustment based on the Adjusted Index Return ($40,000 * 8% + $40,000 = $43,200).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, 365 days have elapsed during the crediting term. Your Cap Rate is 8%, which is equal to the greater of your prorated Cap Rate (24% * 365 / [365 * 3] = 8%) and your guaranteed minimum Cap Rate (24% * [60 * 3 + 180] / [365 * 3] = 7.89%). T~~t~~he Adjusted Index Return would be the lesser of the Cap Rate (8%~~, which is the greater of your prorated Cap Rate of 8% or your guaranteed minimum Cap Rate of 7.89%~~) and the Index Return multiplied by the Index Participation Rate (10% * 100% = 10%). The Index Account Option Value would be credited the Index Adjustment based on the Adjusted Index Return ($40,000 * 8% + $40,000 = $43,200).
- At the 1st Contract Anniversary, only the Contract Options with the one-year terms are at the end of their term and are eligible to be automatically rebalanced. The Contract Option with the three-year term is not expired, so it is ineligible for automatic rebalancing on this Contract Anniversary.
  - The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($20,200 + $43,200 = $63,400).
  - The total allocation percentage ineligible for automatic rebalancing is the sum of the instructed allocation percentages corresponding to Contract Options that are ineligible for rebalancing on this Contract Anniversary, in this case the 3-year term crediting method (40%).
- The allocation percentages for automatic rebalancing at the 1st Contract Anniversary for the eligible Contract Options are adjusted to not include the allocation percentages of Contract Options ineligible for automatic rebalancing. The adjusted allocation percentages of the eligible Contract Options are calculated as the specified allocation percentage of the eligible Contract Option divided by one minus the total allocation percentage ineligible for automatic rebalancing (1 - 40% = 60%):
  - For the 1-year Fixed Account Option, the adjusted allocation percentage is 33.3333~~33.33~~% (20% / (60%) = 33.3333~~33.33~~%).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the adjusted allocation percentage is 66.6667~~66.67~~% (40% / (60%) = 66.6667~~66.67~~%).
- At the 1st Contract Anniversary, automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the adjusted allocation percentage for the eligible Contract Option multiplied by the total Contract Value eligible for rebalancing:
  - For the 1-year Fixed Account Option, the amount allocated at the 1st Contract Anniversary would be $21,133.33 ($63,400 * 33.3333~~33.33~~% = $21,133.33).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the amount allocated at the 1st Contract Anniversary would be $42,266.67 ($63,400 * 66.6667~~66.67~~% = $42,266.67).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, no amount would allocate since the Contract Option is ineligible for automatic rebalancing on this Contract Anniversary.

Contract Option	1-Year Fixed Account Option	1-Year S&P 500 Cap with Buffer	3-Year S&P 500 Cap with Buffer
Initial Premium [A]		$100,000.00	

A-21

Allocation (%) **[B]**	20%	40%	40%
Allocation ($) **[C] = [A] × [B]**	$20,000.00	$40,000.00	$40,000.00
Interest Rate / Index Adjustment **[D]**	1.00%	8.00%	8.00%
Contract Value at 1st Contract Anniversary **[E] = [C] × (1+[D])**	$20,200.00	$43,200.00	$43,200.00
Contract Option Eligible for Rebalancing **[F] = "No" if Contract Option has not expired and the Contract Option Value is > 0, "Yes" Otherwise**	Yes	Yes	No
Total Contract Value Eligible for Rebalancing **[G] = Sum of row [E] if row [F] = "Yes"**		$63,400.00	
Total Allocation Percentage Ineligible for Automatic Rebalancing **[H] = Sum of row [B] if row [F] = "No"**		40.00%	
Adjusted Allocation Percentage **[I] = [B] / (1-[H]) if [F] = "Yes", "N/A" otherwise**	33.33333%	66.66667%	N/A
Allocation at 1st Contract Anniversary **[J] = [G] × [I] if [F] = "Yes", "N/A" Otherwise**	$21,133.33	$42,266.67	N/A
Net Amount Transferred In (+)/ Out (-) due to Automatic Rebalancing **[K] = [J] - [E] if [F] = "Yes", 0 Otherwise**	$933.33	-$933.33	$0.00

Example 9: This example demonstrates the automatic rebalancing option at the 3rd Contract Anniversary when Contract Options with one-year and three-year terms are elected on the Contract.

- This example is a continuation of Example 8 in which the automatic rebalancing option is elected. You have the following allocation instructions on the Contract: 20% allocated to the 1-year Fixed Account Option with a 1.00% credited rate, 40% allocated to the 1-year S&P 500 Cap with Buffer Crediting Method with a Cap Rate of 8.00% and 100% Index Participation Rate, and 40% allocated to the 3-year S&P 500 Cap with Buffer Crediting Method with a Cap Rate of 24.00% and 100% Index Participation Rate. The Buffer for each Index Account Option is 10%. The 1-year Fixed Account Option and 1-year S&P 500 Cap with Buffer Crediting Method respectively had $21,760 and $43,520 allocated to them at the 2nd Contract Anniversary. The 3-year S&P 500 Cap with Buffer had $40,000 allocated to it at the issue of the Contract, consistent with Example 8.
- If the S&P 500 Index is up 24% since the issue of the Contract and is up 4% during the 3rd Contract Year, the following adjustments to the Contract Value would be made for each Contract Option:
  - For the 1-year Fixed Account Option, the Fixed Account Value would be credited with the 1.00% credited rate ($21,760 * 1% + $21,760 = $21,977.60).
  - For the 1-year S&P 500 Cap with Buffer Crediting Method, the Adjusted Index Return would be the lesser of the Cap Rate (8%) and the Index Return during the 3rd Contract Year multiplied by the Index Participation Rate (4% * 100% = 4%). The Index Account Option Value would be credited the Adjusted Index Return ($43,520 * 4% + $43,520 = $45,260.80).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, the Adjusted Index Return would be the lesser of the Cap Rate (24%) and the Index Return since the issue of the Contract multiplied by the Index Participation Rate (24% * 100% = 24%). The Index Account Option Value would be credited the Adjusted Index Return ($40,000 * 24% + $40,000 = $49,600).
  - At the 3rd Contract Anniversary, the Contract Options with the one-year Terms and three-year Term are at the end of their term and are eligible to be automatically rebalanced. The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($21,977.60 + $45,260.80 + $49,600.00 = $116,838.40).

A-22

with a Cap Rate of 24.00% and 100% Index Participation Rate. The Buffer for the Index Account Option is 10%. Each Contract Option would be allocated with $50,000 ($100,000 * 50% = $50,000).

- You elect the automatic rebalancing option with the same allocation instructions as you provided for your initial Premium.
- If the S&P 500 Index is up 6% at the 1st Contract Anniversary, the following adjustments to the Contract Value would be made for each Contract Option:
  - For the 1-year Fixed Account Option, the Fixed Account Value would be credited with the 1.00% credited rate ($50,000 * 1% + $50,000 = $50,500).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, 365 days have elapsed during the crediting term. Your Cap Rate is 8%, which is equal to the greater of your prorated Cap Rate (24% * 365 / [365 * 3] = 8%) and your guaranteed minimum Cap Rate (24% * [60 * 3 + 180] / [365 * 3] = 7.89%). Tthe Adjusted Index Return would be the lesser of the Cap Rate (8%, which is the greater of your prorated Cap Rate of 8% or your guaranteed minimum Cap Rate of 7.89%) and the Index Return multiplied by the Index Participation Rate (6% * 100% = 6%). The Index Account Option Value would be credited the Adjusted Index Return ($50,000 * 6% + $50,000 = $53,000).
- At the 1st Contract Anniversary, an Intra-Term Performance Lock is executed on the 3-year S&P 500 Cap with Buffer Crediting Method, transferring $53,000 to the Short Duration Fixed Account Option. After the Intra-Term Performance Lock, the Index Account Option Value of the 3-year S&P 500 Cap with Buffer Crediting Method is $0.
- At the 1st Contract Anniversary, both Contract Options are eligible for automatic rebalancing. The 1-year Fixed Account Option is eligible as its term has expired. The 3-year S&P 500 Cap with Buffer Crediting Method is eligible since it now has $0 of Contract Value allocated to it due to the Intra-Term Performance Lock.
  - The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($50,500 + $53,000 = $103,500).
  - Given both elected Contract Options are eligible for automatic rebalancing, the allocation percentages for the Contract Options do not need to be adjusted to calculate the automatically rebalanced allocations.
- At the 1st Contract Anniversary, automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the allocation percentage for the Contract Option multiplied by the total Contract Value eligible for rebalancing:
  - For the 1-year Fixed Account Option, the amount allocated at the 1st Contract Anniversary would be $51,750.00 ($103,500 * 50% = $51,750.00).
  - For the 3-year S&P 500 Cap with Buffer Crediting Method, the amount allocated at the 1st Contract Anniversary would be $51,750.00 ($103,500 * 50% = $51,750.00).

Contract Option	**1-Year Fixed Account Option**	**3-Year S&P 500 Cap with Buffer**	**Short Duration Fixed Account Option**
Initial Premium [A]	$100,000.00		
Allocation (%) [B]	50%	50%	0%
Allocation ($) [C] = [A] × [B]	$50,000.00	$50,000.00	$0.00
Interest Rate / Index Adjustment [D]	1.00%	6.00%	N/A
Contract Value Before Intra-Term Performance Lock [E] = [C] × (1+[D])	$50,500.00	$53,000.00	$0.00

A-24

• Assume you are under the age of 81 andFor this example, assume you have an initial Premium of $100,000 and your maximum permissible annual advisory fee withdrawal percentage Maximum Annual Advisory Fee Withdrawal Percentage is 1.5025%. • After 6 months, your Contract Value is 99,000, your death benefit is $100,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,000: ▪ The aAdvisory fFee wWithdrawal pPercentage is 1.01% ($1,000 / $99,000 = 1.01%). ▪ The tTotal annual aAdvisory fFee wWithdrawal pPercentage to date is 1.01% since this is the first aAdvisory fFee wWithdrawal in the Contract Year. ▪ The tTotal annual aAdvisory fFee wWithdrawal pPercentage is less than the mMaximum permissible aAnnual aAdvisory fFee wWithdrawal pPercentage, so the aAdvisory fFee wWithdrawal is allowed. ▪ The Premium paid into the Contract for the calculation of your Death Benefit after the aAdvisory fFee wWithdrawal is $98,989.90 ($100,000 – 1.01% * $100,000) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal. ▪ Your Contract Value after the aAdvisory fFee wWithdrawal is $98,000 ($99,000 - $1,000 = $98,000). ▪ Your Death Benefit is equal to $98,989.90, which is the greater of your Contract Value ($98,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,989.90). • At month 9, three quarters of the way through your first Contract Year, your Contract Value is $95,000, your death benefit is $98,989.90, which is the greater of your current Contract Value ($95,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,989.90), and you elect to take an advisory fee withdrawal of $200 ▪ The aAdvisory fFee wWithdrawal pPercentage is 0.21% ($200 / $95,000 = 0.21%). ▪ The tTotal annual aAdvisory fFee wWithdrawal pPercentage to date is 1.22% (1.01% + 0.21% = 1.22%) since this is the second aAdvisory fFee wWithdrawal in the Contract Year. ▪ The tTotal annual aAdvisory fFee wWithdrawal pPercentage to date is less than the mMaximum permissible aAnnual aAdvisory fFee wWithdrawal pPercentage, so the aAdvisory fFee wWithdrawal is allowed. ▪ The Premium paid into the Contract for the calculation of your Death Benefit after the aAdvisory fFee wWithdrawal is $98,781.50 ($98,989.90 – 0.21% * $98,989.90) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal. ▪ Your Contract Value after the aAdvisory fFee wWithdrawal is $94,800 ($95,000 - $200 = $94,800). ▪ Your Death Benefit is equal to $98,781.50, which is the greater of your Contract Value ($94,800) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,781.50). • You do not perform any more transactions until month 18, which is halfway through your second Contract Year. At this time your Contract Value is $101,000, your death benefit is $101,000, which is the greater of your current Contract Value ($101,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,781.50), and you elect to take an advisory fee withdrawal of $1,250: ▪ The aAdvisory fFee wWithdrawal pPercentage is 1.24% ($1,250 / $101,000 = 1.24%). ▪ The tTotal annual aAdvisory fFee wWithdrawal pPercentage to date is 1.24% since this is the first aAdvisory fFee wWithdrawal in the second Contract Year. The tTotal annual aAdvisory fFee wWithdrawal pPercentage to date resets to zero at the beginning of each Contract Year. ▪ The tTotal annual aAdvisory fFee wWithdrawal pPercentage is less than the mMaximum permissible aAnnual aAdvisory fFee wWithdrawal pPercentage, so the aAdvisory fFee wWithdrawal is allowed. A-26

▪ The Premium paid into the Contract for the calculation of your Death Benefit after the aAdvisory fFee wWithdrawal is $97,558.96 ($98,781.50 – 1.24% * $98,781.50) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal. ▪ Your Contract Value after the aAdvisory fFee wWithdrawal is $99,750 ($101,000 - $1,250 = $99,750). ▪ Your Death Benefit is equal to $99,750, which is the greater of your Contract Value ($99,750) and the Premium paid into the Contract adjusted for any applicable withdrawals ($97,558.96) • You do not perform any more transactions until month 21, which is three quarters of the way through your second Contract Year. At this time your Contract Value is $99,000, your death benefit is $99,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($97,558.96), and you request to take an advisory fee withdrawal of $990: ▪ The aAdvisory fFee wWithdrawal pPercentage would be 1.00% ($990 / $99,000 = 1.00%). ▪ The tTotal annual aAdvisory fFee wWithdrawal pPercentage to date would be 2.24% (1.24% + 1.00% = 2.24%) since this would be the second aAdvisory fFee wWithdrawal in the second Contract Year. ▪ Since the tTotal annual aAdvisory fFee wWithdrawal pPercentage to date would be greater than the mMaximum permissible aAnnual aAdvisory fFee wWithdrawal pPercentage, this aAdvisory fFee wWithdrawal would not be allowed and not be processed. ▪ You would still have the option of processing a regular withdrawal for $990, which would be subject to all applicable state and federal taxes, including possibly a 10% federal tax penalty, and that would reduce the Contract Value and the total Premium paid into the Contract for the calculation of your Death Benefit accordingly. ◦ Your Contract Value after the withdrawal would be $98,010 ($99,000 - $990 = $98,010). ◦ Your Premium paid into the Contract for the calculation of your Death Benefit would be $96,583.37 ($97,558.96 – 1% * $97,558.96 = $96,583.37), as it would be reduced by the same percentage the Contract Value was reduced for the withdrawal ($990 Withdrawal / $99,000 Contract Value = 1%). ◦ Your Death Benefit would be equal to $98,010, which is the greater of your Contract Value ($98,010) and the Premium paid into the Contract adjusted for any applicable withdrawals ($96,583.37). A-27

APPENDIX B: INDEX DISCLOSURES References to "Jackson" and "Jackson National Life Insurance Company" in the following disclosures include Jackson of NY, which is a subsidiary of Jackson National Life Insurance Company. References to "Jackson Product" refer to the Jackson Market Link Pro Advisory II registered index-linked annuity that is the subject of this prospectus. The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by Jackson. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of S&P Global, Inc. or its affiliates ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Jackson. It is not possible to invest directly in an index. Jackson's product(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Jackson's products or any member of the public regarding the advisability of investing in securities generally or in Jackson's product(s) particularly or the ability of the S&P 500 Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices' only relationship to Jackson with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Jackson's products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of Jackson's product(s) into consideration in determining, composing or calculating the S&P 500 Index. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Jackson's product(s). There is no assurance that investment products based on the S&P 500 Index will accurately track Index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset. Inclusion of a security within an Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice. S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF THE JACKSON'S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOT DOES S&P DOW JONES INDIES HAVE ANY CONTROL OVER, THE JACKSON PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES. THIS ANNUITY IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN ANNUITIES GENERALLY OR IN THIS ANNUITY PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS ANNUITY OR THE ISSUER OR OWNERS OF THIS B-1